NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

Date and Time
Wednesday, May 18, 2022
12:30 p.m. EDT

Access*
www.virtualshareholdermeeting.com/HIG2022

Record Date
You may vote if you were a shareholder of record at the close of business on March 21, 2022.

Voting Items
Shareholders will vote of the following items of business:

		Board Recommendation	Page
1.	Elect a Board of Directors for the coming year;	FOR	13
2.	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022;	FOR	34
3.	Consider and approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement;	FOR	36
4.	Select, on a non-binding, advisory basis, the preferred frequency for the advisory vote on named executive officer compensation;	1 YEAR	69
5.	Vote on shareholder proposal that the company's Board adopt policies ensuring its underwriting practices do not support new fossil fuel supplies; and	AGAINST	70
6.	Act upon any other business that may properly come before the Annual Meeting or any adjournment thereof.		

The Hartford's proxy materials are available via the internet at http://ir.thehartford.com** and www.proxyvote.com, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts.

We hope that you will participate in the Annual Meeting, either by attending and voting at the virtual meeting or by voting through other means. For instructions on voting, please refer to page 77 under "How do I vote my shares?"

We urge you to review the proxy statement carefully and exercise your right to vote.

Dated: April 8, 2022

By order of the Board of Directors

Donald C. Hunt
Senior Vice President and Corporate Secretary

* In light of the ongoing COVID-19 pandemic, to support the health and well-being of our shareholders, employees, partners and communities, the Annual Meeting will be held in a virtual meeting format via audio webcast only, and not at a physical location.

**References in this proxy statement to our website address are provided only as a convenience and do not constitute, and should not be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this this proxy statement.

VOTING

 **By internet**
www.proxyvote.com

 **By toll-free telephone**
1-800-690-6903

 **By mail**
Follow the instructions on your proxy card

 **At the Annual Meeting**
Follow the instructions on the virtual meeting site

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE ANNUAL MEETING:

You are entitled to participate (*i.e.*, submit questions and/or vote) in the Annual Meeting if you were a shareholder of record at the close of business on March 21, 2022, the record date, or hold a legal proxy for the meeting provided by your bank, broker, or nominee.

To participate, you will need the 16-digit control number provided on your proxy card, voting instruction form or notice. Shareholders may also vote or submit questions in advance of the meeting at www.proxyvote.com using their 16-digit control number.

If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to participate.

If you have difficulty accessing the Annual Meeting, please call the number on the registration page of the virtual meeting site. Technicians will be available to assist you.

LETTER FROM OUR CHAIRMAN & CEO AND LEAD DIRECTOR



Dear fellow shareholders:

The Hartford delivered strong financial performance in 2021 and made significant progress on our ESG journey. While the majority of our workforce has operated remotely since the pandemic began, our employees remain united around The Hartford's purpose of underwriting human achievement and stand behind our promises to customers and distribution partners.

The Board, too, has operated remotely during this time, and remained highly engaged, meeting virtually 31 times since March 2020. With oversight of the company's strategic direction, The Board spends significant time at each regularly scheduled Board meeting discussing business unit strategy and performance with business line leaders. Independent directors also meet without management to discuss important issues. An annual strategy deep-dive offers additional opportunity for the directors to probe and question management team members. These ongoing strategy touchpoints allow the Board to affirm that The Hartford is well positioned to deliver maximum value to all stakeholders. As shared during the company's November 2021 Investor Day, The Hartford seeks to generate superior risk-adjusted returns through:

- Accelerated profitable organic growth across our businesses

- Unwavering focus on ROE performance, driven by underwriting excellence

- Consistent generation of excess capital and optimizing superior returns

- A deep-rooted ethical culture and industry-leading environmental, social and governance (ESG) practices

The Hartford possesses an enviable portfolio of leading, core businesses with sustainable, long-term competitive advantages. Over the last decade, the business has undergone a transformational journey to optimize and restructure the portfolio. Significant investments in digital, data and automated solutions across our businesses have strengthened our competitive advantages. Strong M&A execution has reduced exposure to capital market sensitive, lower ROE producing businesses, while broadening product portfolio and distribution reach in our P&C businesses and adding significant scale to our Group Benefits businesses. Additionally, a disciplined approach to capital management has helped produce strong returns.

The prominence of ESG as a critical strategic priority reflects its importance to the Board and management. The Hartford has led the way in embracing its responsibilities to all stakeholders. We continued to raise the bar in 2021 with accomplishments that include:

- Publication of our first SASB and second TCFD reports

- Release of EEO-1 data

- Disclosure of representation goals for women and people of color in senior management roles, which tie senior executive compensation to their achievement

- Sign-on to the U.N. Global Compact

- Refreshed climate priorities

- Commitment to investing $2.5 billion over the next five years in technologies, companies and funds that advance the energy transition and address climate change

We also expanded director engagement with our largest shareholders and shared video messages from several directors via our website, which offer all stakeholders a better view into The Hartford's boardroom. We are proud these efforts have garnered extensive recognition, including The Hartford's inclusion for the third straight year as the top-ranked insurance company on JUST Capital list of America's Most "JUST" Companies for 2022. Going forward, our goal is to further advance the benchmark for ESG in the U.S. insurance sector while expanding efforts around alternative and renewable energy investments, supplier diversity and emerging shareholder expectations. We understand our role in addressing societal challenges and recognize the importance of ESG to the long-term success of our business and the insurance sector as a whole.

To that end, The Hartford has announced our goal to achieve net zero greenhouse gas emissions for its full range of businesses and operations by 2050, in alignment with the Paris Climate Accord. ESG principles are embraced throughout our organization and, like others in the business community, we have set ambitious ESG goals. Today's announcement builds on our existing initiatives to further net zero objectives, including the successful implementation of our Coal and Tar Sands Policy; our targets to operate with 100% renewable-energy source consumption for our facilities by 2030 and to reduce select GHGe by at least 2.1% each year starting in 2015 for a total reduction of 46.2% by 2037; and transparent reporting through TCFD and CDP disclosures. While there are many unknowns that will have a direct impact on our ability to achieve our net zero goal, including the development of appropriate reporting and measurement protocols, we remain committed to fostering a cleaner, healthier environment and to balancing stakeholder impact as we navigate the global energy transition. We look forward to sharing more about our plans to achieve these goals in a future update.

At The Hartford, the best is yet to come. We're positioned to deliver on our financial objectives and enhance value for all stakeholders. At every level of our company, from the boardroom to the underwriting desk to the call center, we are motivated by our mission of providing people with the support and protection they need to pursue their unique ambitions, seize opportunity, and prevail through unexpected challenge. Thank you for your ongoing support.

Christopher J. Swift
Chairman and Chief Executive Officer

Trevor Fetter
Lead Director

TABLE OF CONTENTS

Some of the statements in this proxy statement, including those related to our goal of achieving net zero greenhouse gas emissions ("GHGe") for the full range of our businesses and operations by 2050, may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Factors that could cause actual results to differ, possibly materially, from those in the forward-looking statements include, but are not limited to, our ability to formulate and implement plans to reduce our Scope 1 and 2 GHGe as anticipated; our reliance on third parties, whose actions are outside our control, to reduce our Scope 3 GHGe; and the lack of widely accepted standards for measuring greenhouse gas emissions associated with underwriting, insurance and investment activities, as well as other factors discussed in our 2021 Annual Report on Form 10-K, subsequent Quarterly Reports on Forms 10-Q, and the other filings we make with the Securities and Exchange Commission. We assume no obligation to update this proxy statement, which speaks as of the date issued.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. It does not contain all the information you should consider and you should read the entire proxy statement carefully before voting.

BOARD AND GOVERNANCE HIGHLIGHTS

ITEM 1

ELECTION OF DIRECTORS

Each director nominee has an established record of accomplishment in areas relevant to overseeing our businesses and possesses qualifications and characteristics that are essential to a well-functioning and deliberative governing body.

✓ The Board recommends a vote **"FOR"** each director nominee

---

Director Nominee, Current Age and Present or Most Recent Experience	Independent	Director since	Current Committees[1]	Other Current Public Company Boards
Larry D. De Shon, 62 Former President, CEO and COO, Avis Budget Group	✓	2020	• Audit • FIRMCo • NCG	• United Rental, Inc. • Air New Zealand
Carlos Dominguez, 63 Vice Chairman and Lead Evangelist, Sprinklr	✓	2018	• Comp • FIRMCo • NCG	• PROS Holdings
Trevor Fetter,[2] 62 Senior Lecturer, Harvard Business School	✓	2007	• Comp • FIRMCo	
Donna James, 64 President and CEO, Lardon & Associates	✓	2021	• Audit • FIRMCo	• Boston Scientific • Victoria's Secret
Kathryn A. Mikells, 56 Chief Financial Officer Exxon Mobil	✓	2010	• Audit* • FIRMCo	
Teresa W. Roseborough, 63 Executive Vice President, General Counsel and Corporate Secretary, The Home Depot	✓	2015	• Comp • FIRMCo • NCG*	
Virginia P. Ruesterholz, 60 Former Executive Vice President, Verizon Communications	✓	2013	• Comp • FIRMCo • NCG	• Bed Bath & Beyond
Christopher J. Swift, 61 Chairman and CEO, The Hartford		2014	• FIRMCo	• Citizens Financial Group
Matthew E. Winter, 65 Former President, The Allstate Corporation	✓	2020	• FIRMCo • Comp*	• ADT • H&R Block
Greig Woodring, 70 Former President and CEO, Reinsurance Group of America	✓	2017	• Audit • FIRMCo	

*   Denotes committee chair.
(1)   Full committee names are as follows: Audit – Audit Committee; Comp – Compensation and Management Development Committee; FIRMCo – Finance, Investment and Risk Management Committee; NCG – Nominating and Corporate Governance Committee.
(2)   Mr. Fetter serves as the Lead Director. For more details on the Lead Director's role, see page 14.

BOARD NOMINEE COMPOSITION

6.6 Years Average Tenure	40% Women	30% People of Color
		
■ 0-5 years	■ Women	■ Black, Latinx or Asian
■ 5-10 years	■ Men	■ White
■ >10 years		

GOVERNANCE BEST PRACTICES

The Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices are highlighted below.

Independent Oversight	✓ All directors are independent, other than the CEO
	✓ Independent key committees (Audit, Compensation, Nominating)
	✓ Empowered and engaged independent Lead Director
Engaged Board / Shareholder Rights	✓ All directors elected annually
	✓ Majority vote standard (with plurality carve-out for contested elections)
	✓ Proxy access right with market terms
	✓ Director resignation policy
	✓ Over-boarding policy limits total public company boards, including The Hartford, to five for non-CEOs and two for sitting CEOs
	✓ Rigorous Board and committee self-evaluation conducted annually; third-party Board and individual director evaluations conducted triennially
	✓ Meaningful Board education and training on recent and emerging governance and industry trends
	✓ Annual shareholder engagement program focused on sustainability, compensation and governance issues
Good Governance	✓ Board diversity of experience, tenure, age, gender, race and ethnicity
	✓ Mandatory retirement age of 75
	✓ Diversity policy or "Rooney Rule" commitment to ensure diverse candidates are included in the pool from which board and external CEO candidates are selected
	✓ Annual review of CEO succession plan by the independent directors with the CEO
	✓ Annual Board review of long-term and emergency succession plans for senior management and the CEO
	✓ Stock-ownership guidelines of 6x salary for CEO and 4x salary for other named executive officers
	✓ Annual Nominating Committee review of The Hartford's political and lobbying policies and expenditures
Commitment to Sustainability	✓ Board oversight of sustainability matters; Nominating Committee oversight of sustainability governance framework
	✓ Comprehensive sustainability reporting, including a Sustainability Highlight Report, TCFD and SASB reports and EEO-1 data
	✓ Sustainability Governance Committee, including several subcommittees, comprised of senior management charged with overseeing a comprehensive sustainability strategy and ensuring the full Board is briefed at least annually

SUSTAINABILITY PRACTICES

We believe that having a positive impact on the world is the right thing to do and a business imperative. Fostering and safeguarding human achievement has been our business for over two hundred years, and sustainability considerations are integral to our strategy. We recognize that people want to work for, invest in, and buy from an organization that shares their values. Our sustainability efforts address environmental, social and governance ("ESG") impacts as highlighted in the following key areas:



We are an industry leader for how we incorporate environmental, social and governance factors throughout the business.

ENVIRONMENT | SOCIAL | GOVERNANCE
EMPLOYEES | CUSTOMERS | COMMUNITY

ENVIRONMENT

Our approach to managing climate risk is evidenced by our integrated strategy across the business for a balanced energy transition. We are keeping pace with a recent commitment to a net zero goal and expanded climate disclosures which contribute to a low-carbon global conversion that offers enduring value to society.

GOVERNANCE

We are an outstanding company recognized for our values, people and performance. By leaning into and living our purpose we accelerate financial growth across our business and commit to the high ethical standards that stakeholders deserve.

SOCIAL | EMPLOYEES

We are market leading for our exceptional capabilities and character of our more than 18,000 employees who embrace and advance equity and excellence throughout the company. We demonstrate our unwavering belief in diversity, equity and inclusion as a key driver to how we grow talent, make progress on our DEI plans, and have a positive impact on society. This commitment is evident when we hold ourselves accountable to well-defined goals and transparently share our path to achieving our results.

SOCIAL | CUSTOMERS

We connect with our customers through products they need to thrive, an ease of experience they deserve and solutions which support their long-term resiliency. We aim to be a trusted and reliable partner which involves deep listening and a continuous improvement focus that responds to our changing world and growing expectations of our customers.

SOCIAL | COMMUNITY

Our purpose of underwriting human achievement transcends the products and services we offer to include our knowledge, data, people and resources to make positive contributions to society. Our community engagement is focused on advancing social equity, addressing the critical needs of our neighbors, enabling human achievement and supporting the causes our employees care about most.

To learn more, please access our Sustainability Highlight Report, which presents our sustainability goals and provides data on our sustainability practices and achievements, as well as our TCFD, SASB, and EEO-1 reports at: https://www.thehartford.com/about-us/corporate-sustainability.

AUDIT HIGHLIGHTS

ITEM 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As a matter of good corporate governance, the Board is asking shareholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2022.

 The Board recommends a vote **"FOR"** this item

COMPENSATION HIGHLIGHTS

ITEM 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Board is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by (1) encouraging profitable organic growth and ROE performance while maintaining an ethical culture supported by industry-leading ESG practices, (2) providing market-competitive compensation opportunities designed to attract and retain talent needed for long-term success, and (3) appropriately aligning pay with short- and long-term performance.

 The Board recommends a vote **"FOR"** this item

The Hartford's mission is to provide people with the support and protection they need to pursue their unique ambitions, seize opportunity, and prevail through unexpected challenge. Our strategy to maximize value creation for all stakeholders focuses on advancing underwriting excellence, emphasizing digital capabilities, maximizing distribution channels, optimizing organizational efficiency, and advancing ESG leadership.

We endeavor to maintain and enhance our position as a market leader by leveraging our core strengths of underwriting excellence, risk management, claims, product development and distribution. We are investing in claims, analytics, data science and digital capabilities to strengthen our existing competitive advantages.

An ethics, people, and performance-focused culture drives our values. We have taken proactive positions on ESG issues important to our sustainability, and our capacity to deliver long-term shareholder value.

STRATEGIC PRIORITIES



Accelerate **profitable organic growth** across all businesses



Unwavering focus on **ROE performance**, driven by underwriting excellence



Consistent generator of **excess capital**, optimizing superior returns



Ethical culture supported by **industry-leading ESG** practices



Maximize Value Creation for All Stakeholders

2021 FINANCIAL RESULTS

Our 2021 financial results were excellent, compared to 2020, with strong limited partnership income and higher underlying P&C underwriting results, partially offset by a change from net favorable to net unfavorable P&C prior accident year reserve development and an increase in group life excess mortality claims. Full year net income available to common stockholders and core earnings* were $2.34 billion ($6.62 per diluted share) and $2.18 billion ($6.15 per diluted share), respectively. Net income and core earnings return on equity ("ROE")*† were 13.1% and 12.7%, respectively.

Highlighted below are year-over-year comparisons of our net income available to common stockholders and core earnings performance and our three-year net income ROE and core earnings ROE results. Core earnings is the primary determinant of our annual incentive plan ("AIP") funding, as described on page 42, and average annual core earnings ROE over a three-year performance period is the metric used for 50% of performance shares granted to Senior Executives, as described on page 45 (in each case, as adjusted for compensation purposes).

Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.
† Net income ROE represents net income available to common stockholders ROE.



TOTAL SHAREHOLDER RETURNS

The following chart shows The Hartford's total shareholder return ("TSR") relative to the S&P 500, S&P 500 Insurance Composite and S&P P&C indices and our 2021 Corporate Peer Group (provided on page 51).



ONE-YEAR (2021)   THREE-YEAR (2019-2021)

■ The Hartford (HIG)   ■ 2021 Corporate Peer Group
■ S&P 500 Insurance Composite   ■ S&P 500 Property and Casualty
■ S&P 500

Includes reinvestment of dividends.

COMPONENTS OF COMPENSATION AND PAY MIX

NEO compensation is heavily weighted toward variable compensation (annual and long-term incentives), where actual amounts earned may differ from target amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is reviewed annually by the Compensation Committee (in the case of the CEO, by the independent directors) to ensure alignment with our compensation objectives and market practice.

Compensation Component	Description
Base Salary	• Fixed level of cash compensation based on market data, internal pay equity, experience, responsibility, expertise and performance.
Annual Incentive Plan	• Variable cash award based primarily on annual company operating performance against a predetermined financial target and achievement of individual performance goals aligned with the company's strategic priorities.
Long-Term Incentive Plan	• Variable awards granted based on individual performance, retention and market data. • Designed to drive long-term performance, align senior executive interests with shareholders, and foster retention. • Award mix (50% performance shares and 50% stock options) reflects stock price performance, peer-relative shareholder returns (stock price and dividends) and operating performance.

Approximately 91% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:

Target Pay Mix — CEO



Variable with Performance: **91%**

Target Pay Mix — Other NEOs



Variable with Performance: **84%**

2021 COMPENSATION DECISIONS

2021 Compensation Decisions	Rationale
The Compensation Committee updated the payout curve for 2021 AIP awards	The Compensation Committee updated the AIP curve for 2021 awards to reduce the slope for payouts in the range of +/-5% of target, which increases predictability and reduces volatility of payouts for performance in that range. (page 42)
The Compensation Committee added a diversity modifier for 2021-2023 performance shares	The Compensation Committee added a modifier to performance shares awarded in 2021 tied to the company's diversity and workforce representation goals. The modifier will increase or decrease the aggregate payout on 2021 performance share awards (after compensation core ROE and TSR performance objectives have been determined) by +/- 10% based upon performance against pre-determined year-end 2023 representation goals for women and people of color, with the maximum payout not to exceed 200% of target. The Compensation Committee's intent is to include the modifier with 2024 and 2027 performance share awards to encourage progress toward the Company's 2030 representation goals. (page 46)
The Compensation Committee approved an AIP funding level of 158% of target	Performance against the pre-established Compensation Core Earnings target produced a formulaic AIP funding level of 158% of target. The Compensation Committee undertook its qualitative review of performance and concluded that the formulaic AIP funding level appropriately reflected 2021 performance. Accordingly, no adjustments were made. (page 43)
The Compensation Committee certified a 2019-2021 performance share award payout at 157% of target.	The company's average annual Compensation Core ROE during the performance period was 12.2%, resulting in a payout of 113% of target for the ROE component (50% of the award). The company's TSR during the period was at the 87th percentile of the performance peers, resulting in a 200% payout for the TSR component (50% of the award). (page 46)

The Compensation Committee (and, in the case of the CEO, the independent directors) approved the following compensation for each NEO:

NEO	Base Salary		AIP Award		LTI Award		Total Compensation	
	2021	Change from 2020	2021	Change from 2020	2021	Change from 2020	2021	Change from 2020
Christopher Swift	$1,150,000	0%	$4,740,000	97.5%	$9,250,000	8.8%	$15,140,000	25.6 %
Beth Costello	$ 725,000	0%	$2,054,000	105.4%	$2,000,000	8.1%	$ 4,779,000	33.7 %
Douglas Elliot	$ 950,000	0%	$3,002,000	97.5%	$5,450,000	2.6%	$ 9,402,000	20.8 %
David Robinson	$ 600,000	0%	$1,224,500	111.1%	$1,450,000	11.5%	$ 3,274,500	32.0 %
Amy Stepnowski	$ 450,000	NA*	$1,343,000	NA*	$850,000	NA*	$ 2,643,000	NA*
William Bloom	$ 625,000	0%	$1,000,000	25.0%	$1,600,000	23.1%	$ 3,225,000	18.3 %

*Ms. Stepnowski was not previously an NEO.

This table provides a concise picture of compensation decisions made in 2021, and highlights changes from 2020. In each case, Total 2021 Compensation was higher than 2020 compensation due primarily to the higher AIP awards for 2021. Another view of 2021 compensation for the NEOs is available in the *Summary Compensation Table* on page 54.

COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

WHAT WE DO

- ✓ Compensation heavily weighted toward variable pay
- ✓ Senior Executives generally receive the same benefits as other full-time employees
- ✓ Double-trigger requirement for cash severance and equity vesting upon a change of control*
- ✓ Cash severance upon a change of control not to exceed 2x base salary + bonus
- ✓ Independent compensation consultant
- ✓ Risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ Claw-back provisions in compensation and severance plans
- ✓ Prohibition on hedging, monetization, derivative and similar transactions with company securities
- ✓ Prohibition on Senior Executives pledging company securities
- ✓ Stock ownership guidelines for directors and Senior Executives
- ✓ Periodic review of compensation peer groups
- ✓ Competitive burn rate and dilution for equity program

* Double-trigger vesting for equity awards applies if the awards are assumed or replaced with substantially equivalent awards.

WHAT WE DON'T DO

- ✖ No Senior Executive tax gross-ups for perquisites or excise taxes on severance payments
- ✖ No individual employment agreements
- ✖ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✖ No re-pricing of stock options
- ✖ No buy-outs of underwater stock options
- ✖ No reload provisions in any stock option grant
- ✖ No payment of dividends or dividend equivalents on equity awards until vesting

SAY-ON-PAY RESULTS

At our 2021 annual meeting, we received 96% support on Say-on-Pay. The Compensation Committee considered the vote to be an endorsement of The Hartford's executive compensation programs and policies, and recent program changes. They took this strong level of support into account in their ongoing review of those programs and policies. Management also discussed the vote, along with aspects of its executive compensation, sustainability and corporate governance practices, during our annual shareholder engagement program to gain a deeper understanding of shareholders' perspectives. Feedback regarding the compensation program was generally positive, with many shareholders expressing support for the Compensation Committee's addition of a diversity modifier to performance share awards. For further discussion of our shareholder engagement program, see page 21.

ITEM 4

ADVISORY APPROVAL OF PREFERRED FREQUENCY FOR ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

Section 14A of the Securities Exchange Act of 1934, as amended, provides that shareholders can indicate their preference, at least once every six years, as to how frequently the company should seek an advisory vote on NEO compensation as disclosed pursuant to the SEC's compensation disclosure rules. By voting on this proposal, shareholders may indicate whether they would prefer that the company seek future advisory votes on NEO compensation once every one, two, or three years.

 The Board recommends that shareholders vote for the option of every "**1 year**" as the frequency with which shareholders are provided an opportunity to vote on named executive officer compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

ITEM 5

SHAREHOLDER PROPOSAL THAT THE COMPANY'S BOARD ADOPT POLICIES ENSURING ITS UNDERWRITING PRACTICES DO NOT SUPPORT NEW FOSSIL FUEL SUPPLIES

Vote on the shareholder proposal that The Hartford's Board of Directors adopt and disclose new policies to help ensure that its underwriting practices do not support new fossil fuel supplies, in alignment with the IEA's Net Zero Emissions by 2050 Scenario.

 The Board of Directors unanimously recommends that shareholders vote "**AGAINST**" this Proposal for the following reasons:

- The Hartford is a leader in the insurance industry in its efforts to address climate change and support the global energy transition;

- The Hartford has announced a goal to achieve net zero greenhouse gas emissions for its full range of business and operations by 2050, in alignment with the Paris Climate Accord;

- The Hartford does not support divestiture-first strategies as an effective path to net zero;

- The Proposal would create regulatory risk and complexity without any benefit;

- The Proposal would encroach upon The Hartford's underwriting judgment; and

- The Proposal runs counter to shareholder sentiment and the direct feedback we have heard during our regular discussions with shareholders.

BOARD AND GOVERNANCE MATTERS

> **ITEM 1**
> ## ELECTION OF DIRECTORS
>
> The Nominating Committee believes the director nominees possess qualifications, skills and experience that are consistent with the standards for the selection of nominees for election to the Board set forth in our Corporate Governance Guidelines described on pages 16-17 and have demonstrated the ability to effectively oversee The Hartford's corporate, investment and business operations. Biographical information for each director nominee is described beginning on page 29, including the principal occupation and other public company directorships (if any) held in the past five years and a description of the specific experience and expertise that qualifies each nominee to serve as a director of The Hartford.
>
> ✓   The Board recommends a vote **"FOR"** each director nominee

GOVERNANCE PRACTICES AND FRAMEWORK

At The Hartford, we aspire to be an exceptional company celebrated for financial performance, character, and customer value. We believe good governance practices and responsible corporate behavior are central to this vision and contribute to our long-term performance. Accordingly, the Board and management regularly consider best practices in corporate governance and shareholder feedback and modify our governance policies and practices as warranted. Our current best practices include:

Independent Oversight	✓ All directors are independent, other than the CEO
	✓ Independent key committees (Audit, Compensation, Nominating)
	✓ Empowered and engaged independent Lead Director
Engaged Board / Shareholder Rights	✓ All directors elected annually
	✓ Majority vote standard (with plurality carve-out for contested elections)
	✓ Proxy access right with market terms
	✓ Director resignation policy
	✓ Over-boarding policy limits total public company boards, including The Hartford, to five for non-CEOs and two for sitting CEOs
	✓ Rigorous Board and committee self-evaluation conducted annually; third-party Board and individual director evaluations conducted triennially
	✓ Meaningful Board education and training on recent and emerging governance and industry trends
	✓ Annual shareholder engagement program focused on sustainability, compensation and governance issues
Good Governance	✓ Board diversity of experience, tenure, age, gender, race and ethnicity
	✓ Mandatory retirement age of 75
	✓ Diversity policy or "Rooney Rule" commitment to ensure diverse candidates are included in the pool from which board and external CEO candidates are selected
	✓ Annual review of CEO succession plan by the independent directors with the CEO
	✓ Annual Board review of long-term and emergency succession plans for senior management and the CEO
	✓ Stock-ownership guidelines of 6x salary for CEO and 4x salary for other named executive officers
	✓ Annual Nominating Committee review of The Hartford's political and lobbying policies and expenditures
Commitment to Sustainability	✓ Board oversight of sustainability matters; Nominating Committee oversight of sustainability governance framework
	✓ Comprehensive sustainability reporting, including a Sustainability Highlight Report, TCFD and SASB reports and EEO-1 data
	✓ Sustainability Governance Committee, including several subcommittees, comprised of senior management charged with overseeing a comprehensive sustainability strategy and ensuring the full Board is briefed at least annually

The fundamental responsibility of our directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of The Hartford and its shareholders. The Board fulfills this responsibility within the general governance framework provided by the following documents:

- Articles of Incorporation
- By-laws
- Corporate Governance Guidelines (compliant with the listing standards of the New York Stock Exchange ("NYSE") and including guidelines for determining director independence and qualifications)
- Charters of the Board's four standing committees (the Audit Committee; the Compensation and Management Development Committee ("Compensation Committee"); the Finance, Investment and Risk Management Committee ("FIRMCo"); and the Nominating and Corporate Governance Committee ("Nominating Committee"))
- Code of Ethics and Business Conduct
- Code of Ethics and Business Conduct for Members of the Board of Directors

Copies of these documents are available on our investor relations website at http://ir.thehartford.com or upon request sent to our Senior Vice President and Corporate Secretary (see page 79 for details).

DIRECTOR INDEPENDENCE

The Board annually reviews director independence under applicable law, the listing standards of the NYSE and our Corporate Governance Guidelines. In addition, per our Corporate Governance Guidelines, in order to identify potential conflicts of interest and to monitor and preserve the independence, any director who wishes to become a director of another for-profit entity must obtain the pre-approval of the Nominating Committee. The Board has affirmatively determined that all directors other than Mr. Swift are independent.

BOARD LEADERSHIP STRUCTURE

Board Chair

The roles of CEO and Chairman of the Board ("Chairman") are held by Christopher Swift. Mr. Swift has served as CEO since July 1, 2014, and was appointed Chairman on January 5, 2015. In late 2014, before Mr. Swift assumed the role of Chairman, the Board deliberated extensively on our board leadership structure, seeking feedback from shareholders and considering corporate governance analysis. The Board concluded then, and continues to believe, that our historical approach of combining the roles of CEO and Chairman while maintaining strong, independent board leadership is the optimal leadership structure for the Board to carry out its oversight of our strategy, business operations and risk management.

The Board believes other elements of our corporate governance structure ensure independent directors can perform their role as fiduciaries in the Board's oversight of management and our business, and minimize any potential conflicts that may result from combining the roles of CEO and Chairman. For example:

- All directors other than Mr. Swift are independent;
- An empowered and engaged Lead Director provides independent Board leadership and oversight; and
- At each regularly scheduled Board meeting, the non-management directors meet in executive session without the CEO and Chairman present (twenty-one such meetings in 2021).

As part of its evaluation process, the Board reviews its leadership structure annually as part of its evaluation process to ensure it continues to serve the best interests of shareholders and positions the company for future success.

Independent Lead Director

Whenever the CEO and Chairman roles are combined, our Corporate Governance Guidelines require the independent directors to elect an independent Lead Director. Trevor Fetter was elected our Lead Director in May 2017. The responsibilities and authority of the Lead Director include the following:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- Serving as a liaison between the CEO and Chairman and the non-management directors;
- Regularly conferring with the Chairman on matters of importance that may require action or oversight by the Board, ensuring the Board focuses on key issues and tasks facing The Hartford;
- Approving information sent to the Board and meeting agendas for the Board;
- Approving the Board meeting schedules to help ensure that there is sufficient time for discussion of all agenda items;
- Maintaining the authority to call meetings of the independent non-management directors;
- Approving meeting agendas and information for the independent non-management sessions and briefing, as appropriate, the Chairman on any issues arising out of these sessions;
- If requested by shareholders, ensuring that they are available, when appropriate, for consultation and direct communication; and
- Leading the Board's evaluation process and discussion on board refreshment and director tenure, as well as setting and reviewing board goals.

The Board believes that these duties and responsibilities provide for strong independent Board leadership and oversight.

ANNUAL BOARD EVALUATION PROCESS

The Nominating Committee oversees the Board's multi-step evaluation process to ensure an ongoing, rigorous assessment of the Board's effectiveness, composition and priorities and to inform the Board's succession planning. In addition to the full Board evaluation process, the standing committees of the Board undertake separate self-assessments on an annual basis.

As part of a multi-year effort to enhance the evaluation process, the Board has adopted the following changes:

- 2016 - Adopted **individual director interviews** led by the Lead Director and a **mid-year review of progress** against formal Board goals;

- 2018 - Adopted **third-party facilitated evaluations** every three years, commencing in 2019, to promote more candid conversations, provide a neutral perspective, and help the Board benchmark its corporate governance practices; and

- 2020 - Adopted **individual director evaluations** every three years, commencing in 2022, as part of the third-party facilitated Board evaluation.

In each case, the Board sought and considered shareholder feedback on the merits of these changes prior to adoption.

	Board Evaluation and Development of Goals (May)	The Lead Director, or third-party evaluator, leads a Board evaluation discussion in an executive session guided by the Board's self-assessment questionnaire and key themes identified through one-on-one discussions. The Board identifies successes and areas for improvement from the prior Board year and establishes formal goals for the year ahead.
	Annual Corporate Governance Review / Shareholder Engagement Program (October to December)	The Nominating Committee performs an annual review of The Hartford's corporate governance policies and practices in light of best practices, recent developments and trends. In addition, the Nominating Committee reviews feedback on governance issues provided by shareholders during our annual shareholder engagement program.
	Interim Review of Goals (December)	The Lead Director leads an interim review of progress made against the goals established during the Board evaluation discussion in May.
	Board Self-Assessment Questionnaires (February)	The governance review and shareholder feedback inform the development of written questionnaires that the Board and its standing committees use to help guide self-assessment. The Board's questionnaire covers a wide range of topics, including the Board's: • Fulfillment of its responsibilities under the Corporate Governance Guidelines; • Effectiveness in overseeing our business plan, strategy and risk management; • Leadership structure and composition, including mix of experience, skills, diversity and tenure; • Relationship with management; and • Processes to support the Board's oversight function.
	One-on-One Discussions (February to May)	The Lead Director, or third-party evaluator, meets individually with each independent director on Board effectiveness, dynamics and areas for improvement. Beginning in 2022, third-party led discussions also include directors' evaluations of their peers.

When the Lead Director led the Board evaluation session in May 2021, there was agreement that the Board maintained its focus on stated goals in 2020, but appropriately shifted its focus due to the pandemic. As a result, there was a high degree of continued interest from 2020-2021 priorities to 2021-2022 priorities, with some change in emphasis. There was also agreement that the Board was fully effective in virtual meetings, and was successful in integrating and adding new members. At the same time, there was consensus around the 2021-2022 goals for the Board, including driving profitable growth strategies, overseeing strong management succession processes, monitoring the future economic landscape, focusing on the Personal Lines business, and staying abreast of cyber threats and preparedness.

BOARD COMPOSITION AND REFRESHMENT

DIRECTOR SUCCESSION PLANNING

The Nominating Committee is responsible for identifying and recommending to the Board candidates for Board membership. Throughout the year, the Nominating Committee considers the Board's composition, skills and attributes to determine whether they are aligned with our long-term strategy and major risks, and each year devotes a session to board succession planning over a longer-term (generally three-year) period. The succession planning process is informed by the results of the Board and committee evaluation processes, as well as anticipated needs in light of The Hartford's retirement policy (described below). To assist the Nominating Committee in identifying prospective Board nominees when undertaking a search, the company retains an outside search firm. The Nominating Committee also considers candidates suggested by its members, other Board members, management and shareholders.

The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines as well as other relevant factors, including the candidate's potential contribution to the diversity of the Board. In 2018 the Board amended our Corporate Governance Guidelines to ensure that diverse candidates are included in the pool from which board candidates are selected.

The Nominating Committee's most recent director search culminated in the election of Donna James, who brings extensive insurance industry experience gained during a 25-year career as a senior executive at Nationwide Insurance, as well as significant corporate governance experience by virtue of her service on several major public company boards. Ms. James' election made her the fourth female member, and third member of color, of the current Board. She joined the Board in February 2021, and was appointed to the Audit Committee in May 2021 and the Nominating and Corporate Governance Committee effective in May 2022.

The graphic below illustrates our typical succession planning process, which begins with an assessment the Board's current skills and attributes, and then identifies skills or attributes that are needed, or may be needed in the future, in light of the company's strategy.

Overview of Director Search Process



Development of Candidate Specification	Screening of Candidates	Meeting With Candidates	Decision and Nomination
• Develop skills matrix to identify desired skills and attributes, including diversity • Target areas of expertise aligned with our strategy	• Select outside search firms to lead process and/or consider internal or shareholder recommendations • Screen candidates for each specification identified	• Top candidates are interviewed by Nominating Committee members, other directors, and management • Finalist candidates undergo background and conflicts checks	• Nominating Committee recommendation of candidates and committee assignments to full Board • Board consideration and adoption of recommendation

DIRECTOR ONBOARDING AND ENGAGEMENT

All directors are expected to invest the time and energy required to gain an in-depth understanding of our business and strategy. Our director onboarding program is designed to reduce the learning curve for new members and enable them to provide meaningful contributions to the oversight of the company as early in their tenures as possible. It consists of two phases. Phase one is designed to provide a solid foundation on our businesses, financial performance, strategy, risk and governance. New directors devote numerous briefing sessions with senior management to review key functional areas of the company and their committee assignment responsibilities. Phase two is an opportunity for new directors to continue learning about the business at their discretion after they have been on the Board for six to twelve months. Directors are afforded time to familiarize themselves with the company so they can identify areas for additional education and development. In addition, we have formalized our board mentorship program to help integrate members with experienced directors. New directors are also encouraged to attend all committee meetings during their first year to help accelerate their understanding of the company and the Board.
Our Board members also participate in company activities and engage directly with our employees at a variety of events throughout the year, including typically an annual dinner with employees working on key strategic business priorities or engaged with our employee resource groups ("ERGs"). Although the pandemic continued to limit in-person involvement in 2021, directors participated in virtual town hall meetings and ERG events.

DIRECTOR TENURE

The Nominating Committee strives for a Board that includes a mix of varying perspectives and breadth of experience. Newer directors bring fresh ideas and perspectives, while longer tenured directors bring extensive knowledge of our complex operations. As part of its annual evaluation process, the Board assesses its overall composition, including director tenure, and does not believe the independence of any director nominee is compromised solely due to Board tenure. The Board believes that its rigorous self-evaluation process (described above), combined with its mandatory retirement policy at age 75, are effective in promoting Board renewal, as demonstrated by the addition of seven new directors since 2015, and the mandatory retirement of two of our longest tenured directors this year.

DIRECTOR DIVERSITY

The Board believes a diverse membership with varying perspectives and breadth of experience is an important attribute of a well-functioning board and contributes positively to robust discussion at meetings. The Nominating Committee considers diversity in the context of the Board as a whole and takes into account considerations relating to race, gender, ethnicity and the range of perspectives the directors bring to their Board work. As part of its consideration of prospective nominees, the Board and the Nominating Committee monitor whether the directors as a group meet The Hartford's criteria for the composition of the Board, including diversity considerations. As part of our continuing efforts to bring diverse perspectives to the Board:

- Since 2010, the Board has appointed five women and three people of color as directors;

- The Board's Audit and Nominating Committees are both currently chaired by women;

- In 2018, the Board amended our Corporate Governance Guidelines to ensure that diverse candidates are included in the pool from which board candidates are selected; and

- In 2021, Donna James joined the Board, increasing the current representation on the Board to four female directors and three directors of color.

BOARD NOMINEE COMPOSITION

The Board currently has an average tenure of 8 years, is 33% women, and 25% people of color; however, two of our longest-tenured directors will reach our mandatory retirement age in 2022. The charts below reflect average tenure and representation of women and people of color for the director nominees standing for election at the date of the Annual Meeting of Shareholders.

6.6 Years Average Tenure   **40% Women**   **30% People of Color**





■ 0-5 years	■ Women	■ Black, Latinx or Asian
■ 5-10 years	■ Men	■ White
■ >10 years		

SHAREHOLDER PROPOSED NOMINEES

The Nominating Committee will consider director candidates recommended by shareholders using the same criteria described above. Shareholders may also directly nominate someone at an annual meeting. Nominations for director candidates are closed for 2022. To nominate a candidate at our 2023 Annual Meeting, notice must be received by our Senior Vice President and Corporate Secretary at the address below by February 17, 2023 and must include the information specified in our By-laws, including, but not limited to, the name of the candidate, together with a brief biography, an indication of the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of our Common Stock.

Pursuant to our proxy access By-law, a shareholder, or group of up to 20 shareholders, may nominate a director and have the nominee included in our proxy statement. The shareholder, or group collectively, must have held at least 3% of our Common Stock for three years in order to make a nomination, and may nominate as many as two directors, or a number of directors equal to 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our By-laws. Notice of proxy access director nominees for inclusion in our 2023 proxy statement must be received by our Senior Vice President and Corporate Secretary at the address below no earlier than November 9, 2022 and no later than December 9, 2022.

In each case, submissions must be delivered or mailed to Donald C. Hunt, Senior Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

COMMITTEES OF THE BOARD

The Board has four standing committees: the Audit Committee; the Compensation Committee; FIRMCo; and the Nominating Committee. The Board has determined that all of the members of the Audit Committee, the Compensation Committee and the Nominating Committee qualify as "independent" under applicable law, the listing standards of the NYSE and our Corporate Governance Guidelines. The current members of the Board, the committees on which they serve and the primary functions of each committee are identified below.

AUDIT COMMITTEE

CURRENT MEMBERS:*

R. Allardice III

L. De Shon

D. James

K. Mikells (Chair)

M. Morris

G. Woodring

MEETINGS IN 2021: 9

* The Board has determined that all members are "financially literate" within the meaning of the listing standards of the NYSE and "audit committee financial experts" within the meaning of the SEC's regulations.

"The Audit Committee had a heightened focus on cyber risks, particularly given the increased incidence of ransomware attacks and the expanding threat landscape. The Committee also continued to review in-depth assessments of overall risk and control environments for several lines of business and functional areas, while also reviewing processes for evaluating loss reserves that are more difficult to estimate, including reserves for excess mortality claims in the Group Benefits business."

Kathryn Mikells, Committee Chair since 2019

ROLES AND RESPONSIBILITIES

- Oversees the integrity of the company's financial statements.

- Oversees accounting, financial reporting and disclosure processes and the adequacy of management's systems of internal control over financial reporting.

- Oversees the company's relationship with, and performance of, the independent registered public accounting firm, including its qualifications and independence.

- Considers appropriateness of rotation of independent registered public accounting firm

- Oversees the performance of the internal audit function.

- Oversees operational risk, business resiliency and cybersecurity.

- Oversees the company's compliance with legal and regulatory requirements and our Code of Ethics and Business Conduct.

- Discusses with management policies with respect to risk assessment and risk management.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

CURRENT MEMBERS:

C. Dominguez

T. Fetter

T. Roseborough

V. Ruesterholz

M. Winter (Chair)

MEETINGS IN 2021: 6

"When making compensation decisions with respect to the 2021 performance year, in addition to factors such as The Hartford's outstanding operational and share price performance, the Compensation Committee considered The Hartford's progress to attract, retain and develop talent, as well as ongoing efforts to create a diverse, equitable and inclusive culture. The Hartford made significant progress on its talent and DEI agenda in 2021, including the internal promotions of female executives to the roles of Chief Information Officer, Chief Ethics and Compliance Officer and Chief Claims Officer – which were the result of deliberate succession planning that capitalized on our deep bench strength – as well as the external hire of a new Chief Marketing Officer. Over the course of the year as the workforce continued to navigate the pandemic, the Committee also monitored the actions the company took to support employee health and well-being while continuing to foster a high-performance culture."

Matthew Winter, Committee Chair since 2021

ROLES AND RESPONSIBILITIES

- Oversees executive compensation and assists in defining an executive total compensation policy.

- Works with management to develop a clear relationship between pay levels, performance and returns to shareholders, and to align compensation structure with objectives.

- Has sole authority to retain, compensate and terminate any consulting firm used to evaluate and advise on executive compensation matters.

- Considers independence standards required by the NYSE or applicable law prior to retaining compensation consultants, accountants, legal counsel or other advisors.

- Reviews initiatives and progress in the area of human capital management, including an annual review of the diversity of the company's workforce and diversity, equity and inclusion ("DE&I") programs, and of the company's process and analysis for assessing pay equity.

- Reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO.

- Meets annually with a senior risk officer to discuss and evaluate whether incentive compensation arrangements create material risks to the company.

- Responsible for compensation actions and decisions with respect to certain senior executives, as described in the *Compensation Discussion and Analysis* beginning on page 37.

FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE

CURRENT MEMBERS:

R. Allardice III (Chair)

L. De Shon

C. Dominguez

T. Fetter

D. James

K. Mikells

M. Morris

T. Roseborough

V. Ruesterholz

C. Swift

M. Winter

G. Woodring

MEETINGS IN 2021: 5

"In 2021, FIRMCo continued to devote substantial time to reviewing the COVID-19 pandemic's effect on the risk profile of the company, including impacts to insurance coverages, the economy and financial markets, and the legal and regulatory environment. The committee also regularly reviewed emerging risks related to cyber insurance and the evolving external threat environment, property catastrophe exposures, particularly in light of the implications of climate change and severe weather, as well as the ongoing insurance underwriting practices of The Hartford."

Robert B. Allardice III, Committee Chair since 2016

ROLES AND RESPONSIBILITIES

- Reviews and recommends changes to enterprise policies governing management activities relating to major risk exposures such as market risk, liquidity and capital requirements, insurance risks, including acts of terrorism and changing climate or weather patterns, and any other risk that poses a material threat to the strategic viability of the company.

- Reviews the company's overall risk appetite framework, which includes an enterprise risk appetite statement, risk preferences, risk tolerances, and an associated limit structure for each of the company's major risks.

- Reviews and recommends changes to financial, investment and risk management guidelines.

- Provides a forum for discussion among management and the entire Board of key financial, investment, and risk management matters.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Members:

L. De Shon

C. Dominguez

M. Morris

T. Roseborough (Chair)

V. Ruesterholz

MEETINGS IN 2021: 4

"In 2021, the Nominating and Corporate Governance Committee focused its attention on Board composition and leadership succession, ensuring a smooth transition upon the planned retirements of two seasoned Directors in May 2022, as well as continued attention to ensuring strong ESG governance practices. The Committee also reviewed management governance and reporting frameworks that are designed to ensure material risks are identified across the organization and elevated to the Board in a timely manner."

Teresa Roseborough, Committee Chair since 2021

ROLES AND RESPONSIBILITIES

- Advises and makes recommendations to the Board on corporate governance matters.
- Considers potential nominees to the Board.
- Makes recommendations on the organization, size and composition of the Board and its committees.
- Considers the qualifications, compensation and retirement of directors.
- Reviews policies and reports on political contributions.
- Oversees the establishment, management and processes related to environmental, social and governance activities.

THE BOARD'S ROLE AND RESPONSIBILITIES

BOARD RISK OVERSIGHT

The Board as a whole has ultimate responsibility for risk oversight. We have a formal enterprise Risk Appetite Framework that is reviewed by the Board at least annually and sets forth the company's risk preferences, tolerances, and limits. Throughout 2021, the Board continued to focus on the risks arising from the COVID-19 pandemic, including the market, regulatory, underwriting and operational impacts of COVID-19 on the business, and maintained its increased meeting cadence to remain current.

The Board exercises its oversight function through its standing committees, each of which has primary risk oversight responsibility for all matters within the scope of its charter. Annually, each committee reviews and reassesses the adequacy of its charter and the Nominating Committee reviews all charters and recommends any changes to the Board for approval. The chart below provides examples of each committee's risk oversight responsibilities.



BOARD OF DIRECTORS

AUDIT COMMITTEE
- Financial reporting
- Operational risk
- Cybersecurity
- Legal and regulatory compliance

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE
- Compensation programs
- Talent acquisition, retention and development
- Succession planning
- DE&I initiatives and pay equity practices

FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE
- Insurance risk
- Market risk
- Liquidity and capital requirements
- Climate risk

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
- Governance policies and procedures
- Board organization and membership
- Sustainability governance

The Audit Committee discusses with management risk assessment and risk management policies. FIRMCo oversees the investment, financial, and risk management activities of the company and has oversight of all risks that do not fall within the oversight responsibility of any other standing committee. FIRMCo is also briefed on our risk profile and risk management activities.

With respect to cybersecurity risk oversight, senior members of our Enterprise Risk Management, Information Protection and Internal Audit functions provided detailed, regular reports on cybersecurity matters in 2021 (including assessments conducted by, or in conjunction with, third parties) to the full Board; FIRMCo; and the Audit Committee, which oversees controls for the company's major risk exposures, and has principal responsibility for oversight of cybersecurity risk. The topics covered by these reports include The Hartford's activities, policies and procedures to prevent, detect and respond to cybersecurity incidents, as well as lessons learned from cybersecurity incidents and internal and external testing of our cyber defenses.

For a detailed discussion of management's day-to-day management of risks, including sources, impact and management of specific categories of risk, see Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report on Form 10-K for the year ended December 31, 2021.

BOARD AND SHAREHOLDER MEETING ATTENDANCE

The Board met 21 times during 2021 and each of the directors attended 75% or more of the aggregate number of meetings of the Board and the committees on which they served. We encourage our directors to attend the Annual Meeting of Shareholders, and all directors attended the virtual Annual Meeting of Shareholders held on May 19, 2021.

SHAREHOLDER ENGAGEMENT

Our Board and management value shareholder views and engage with shareholders in different ways throughout the year to solicit feedback. Management and our investor relations team routinely speak with analysts and investors at investor conferences and other formal events, as well as group and one-on-one meetings. In addition, management and our Lead Director engage with shareholders on governance, compensation and sustainability issues to understand their concerns and ensure alignment on our practices in these areas. In the fall of 2021, management reached out to shareholders representing approximately 58% of shares outstanding and had discussions with or received written feedback from shareholders representing approximately 41% of shares outstanding. Discussions with management and our Lead Director were very positive again this year, with shareholders highly engaged and knowledgeable on the discussion topics and providing universally positive feedback with regard to our ESG practices and disclosures, board composition and effectiveness, and our compensation program design and metrics.

TALENT DEVELOPMENT AND SUCCESSION PLANNING

Talent development and succession planning are important parts of the Board's governance responsibilities. The CEO and independent directors conduct an annual review of succession and continuity plans for the CEO. Succession planning includes the identification and development of potential successors, policies and principles for CEO selection, and plans regarding succession in the case of an emergency or the retirement of the CEO. Each year, the Compensation Committee reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO. The Compensation Committee's charter requires that it discuss the results of these reviews with the independent directors and/or the CEO. However, given the importance of the topic and the engagement of the full Board on the issue, all directors are invited to these sessions. The full Board routinely meets and interacts with employees who have been identified as potential future leaders of the company.

In recent years, the Board's robust talent development and succession planning efforts have resulted in the seamless and well-managed transition of internal candidates into the company's most senior roles, including the internal promotions of female executives to the roles of Chief Information Officer, Chief Ethics and Compliance Officer, and Chief Claims Officer.

BUSINESS ETHICS AND CONDUCT

> "Always act with integrity and honesty, and be accountable in everything you do."
>
> *The Hartford's Code of Ethics and Business Conduct*

Striving to do the right thing every day and in every situation is fundamental to our culture, and we are proud that we have been recognized thirteen times by The Ethisphere® Institute as one of the "World's Most Ethical Companies," and for the third straight year were the top-ranked insurance company on JUST Capital and CNBC's list of America's Most "JUST" Companies for 2022. We have adopted a Code of Ethics and Business Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. We have also adopted a Code of Ethics and Business Conduct for Members of the Board of Directors (the "Board Code of Ethics"). These codes require that all of our employees and directors engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest, and provide mechanisms to report unethical conduct. Directors certify compliance with the Board Code of Ethics annually.

We provide our employees with a comprehensive and ongoing educational program, including courses on our Code of Ethics and Business Conduct, potential conflicts of interest, privacy and information protection, marketplace conduct, and ethical decision-making. Hotlines and online portals have been established for employees, vendors, or others to raise ethical concerns, including anonymous concerns, and employees are encouraged to speak up whenever they have an ethics-oriented question or problem.

POLITICAL ACTIVITIES

The Nominating Committee reviews the company's political and lobbying policies and reports of political contributions annually. As part of our Code of Ethics and Business Conduct, we do not make corporate contributions to political candidates or parties, and we require that no portion of our dues paid to trade associations be used for political contributions. We do allow the use of corporate resources for non-partisan political activity, including voter education and registration. We have two political action committees ("PACs"), The Hartford Advocates Fund and The Hartford Advocates Federal Fund. The PACs are solely funded by voluntary contributions from eligible employees in management-level roles and directors. The PACs support candidates for federal and state office who are willing to listen to and understand our priorities, and promote practical, reasonable solutions to key public policy challenges. The PACs contribution guidelines have been expanded to include a focus on policymakers who demonstrate a record of operating in a bipartisan manner. The PACs also formalized a commitment to proactively educate lawmakers on The Hartford's core values. Lastly, the PACs are driving increased transparency into our contribution strategy across the entire enterprise and its website includes information on: (1) contributions made by The Hartford's PACs; (2) our policy on corporate contributions for political purposes; and (3) annual dues, assessments and contributions of $25,000 or more to trade associations and coalitions. To learn more, please access our most current Political Activities Report, at https://ir.thehartford.com/corporate-governance/political-engagement.

SUSTAINABILITY PRACTICES

We believe that having a positive impact on the world is the right thing to do and a business imperative. Fostering and safeguarding human achievement has been our business for over two hundred years, and sustainability considerations are integral to our strategy. We recognize that people want to work for, invest in, and buy from an organization that shares their values. Our sustainability efforts address environmental, social and governance ("ESG") impacts as highlighted in the following key areas:



ENVIRONMENT

Our approach to managing climate risk is evidenced by our integrated strategy across the business for a balanced energy transition. We are keeping pace with a recent commitment to a net zero goal and expanded climate disclosures which contribute to a low-carbon global conversion that offers enduring value to society.

GOVERNANCE

We are an outstanding company recognized for our values, people and performance. By leaning into and living our purpose we accelerate financial growth across our business and commit to the high ethical standards that stakeholders deserve.

SOCIAL | EMPLOYEES

We are market leading for our exceptional capabilities and character of our more than 18,000 employees who embrace and advance equity and excellence throughout the company. We demonstrate our unwavering belief in diversity, equity and inclusion as a key driver to how we grow talent, make progress on our DEI plans, and have a positive impact on society. This commitment is evident when we hold ourselves accountable to well-defined goals and transparently share our path to achieving our results.

SOCIAL | CUSTOMERS

We connect with our customers through products they need to thrive, an ease of experience they deserve and solutions which support their long-term resiliency. We aim to be a trusted and reliable partner which involves deep listening and a continuous improvement focus that responds to our changing world and growing expectations of our customers.

SOCIAL | COMMUNITY

Our purpose of underwriting human achievement transcends the products and services we offer to include our knowledge, data, people and resources to make positive contributions to society. Our community engagement is focused on advancing social equity, addressing the critical needs of our neighbors, enabling human achievement and supporting the causes our employees care about most.

We have a proud history of uncompromising commitment to sustainability, delivering on an ESG strategy built around ambitious goals and actions intended to both create long-term shareholder value and contribute positively to society at large. We continue to make progress on ESG matters, which in 2021 included the following highlights:

- Continuing to increase transparency in our ESG-related disclosures by:

  ◦ Completing SASB and TCFD reporting

  ◦ Releasing an ESG Supplement and updating our ESG narrative and data on our website

  ◦ Publishing EEO-1 data and goals with accountability for diversification of leadership ranks by 2030

  ◦ Publishing a Climate Change Statement aligned with the 5th Assessment of the Intergovernmental Panel on Climate Change (most current)

  ◦ Sharing our gender and people of color pay equity numbers, showing that, on average, base salaries for women were 99.9% of those of men and people of color were 98.8% of white people

  ◦ Releasing a Supplier Diversity Economic Impact Report for the first time

- In addition, we have taken the following actions:

  ◦ Made marked progress on implementation of 2019 Coal and Tar Sands Policy with respect to insuring and investing in coal and tar sands companies, ahead of targets

  ◦ Committed to invest $2.5 billion over the next five years in technologies, companies and funds that are advancing the energy transition and addressing climate change

  ◦ Posted our renewed climate priorities to our corporate sustainability site, including progress on greenhouse gas emissions goals and targets

  ◦ Committed $100 million to the TPG Rise Climate Fund, an organization that invests in entrepreneurs and businesses working on climate solutions across the world

  ◦ Became a member of ClimateWise and completed CDP to transparently share our climate progress

  ◦ Signing on to the UN Global Compact, the world's largest corporate sustainability initiative

Lastly, The Hartford has announced our goal of achieving net zero greenhouse gas emissions for its full range of businesses and operations by 2050, in alignment with the Paris Climate Accord. We recognize that some crucial metrics and standards necessary to measure progress towards our net zero goal have yet to be established. Standards for measuring emissions associated with underwriting, insurance and investment activities are still being developed or have only recently emerged. The company will evaluate various options and keep its stakeholders informed of progress towards adopting a methodology to measure GHGe in its portfolio of businesses and investments through regular sustainability reporting. We will actively engage and offer our insights and expertise as accountability models for marking net zero progress are developed. We are a recognized leader in ESG and it remains a critical strategic priority. We intend to be an active participant in the discourse and a leader in our industry as the global economy navigates energy transition.

As a property and casualty insurer and group benefits provider with a complex business model, our approach to achieving our net zero ambition will be pragmatic. That entails a balanced view of stakeholder impact as we consider initiatives, policies and business decisions on our net zero journey, with shareholder value creation remaining central to our work. We will continue to engage, as appropriate, with companies to deliver access to energy and other basic services that are essential to improving people's lives, while also helping to develop and redeploy the capital necessary to drive an orderly, just, and inclusive energy transition.

We are committed to ensuring a sustainable future while creating value for our customers. An important feature of this commitment is regular, transparent and best practice-aligned reporting of our corporate sustainability actions and progress. To learn more, please access our Sustainability Highlight Report, which presents our sustainability goals and provides data on our sustainability practices and achievements, as well as our TCFD, SASB, and EEO-1 reports at: https://www.thehartford.com/about-us/corporate-sustainability.

ESG Governance

Under our Corporate Governance Guidelines, the full Board has oversight responsibility for The Hartford's corporate reputation and ESG activities. The Board receives and provides input on a "deep dive" report on at least one ESG topic annually. The 2021 briefing provided an update on our performance and progress regarding actions taken, including increased disclosure, which have enabled us to sustain top quartile rankings among U.S. insurers for our sustainability practices.

In addition to the Board's oversight responsibility of substantive ESG topics, the Nominating Committee retains oversight of the governance framework and processes related to ESG activities. This includes oversight of the company's Sustainability Governance Committee, a management committee comprised of senior leaders from across the enterprise that sets and helps drive execution of the company's sustainability strategy. The Sustainability Governance Committee meets at least four times each year and reports to the full Board at least annually. In 2021, the Sustainability Governance Committee met six times.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. Members of the Board who are employees of The Hartford or its subsidiaries are not compensated for service on the Board or any of its committees.

For the 2020-2021 Board service year, non-management directors received a $110,000 annual cash retainer and a $180,000 annual equity grant of restricted stock units ("RSUs").

ANNUAL CASH FEES

Cash compensation for the 2021-2022 Board service year beginning on May 19, 2021, the date of the 2021 Annual Meeting of Shareholders, and ending on May 18, 2022, the date of the 2022 Annual Meeting, is set forth below. Directors may elect to defer all or part of the annual Board cash retainer and any Committee Chair or Lead Director cash retainer into RSUs, to be distributed as common stock following the end of the director's Board service.

Annual Cash Compensation	Director Compensation Program
Annual Retainer	$110,000
Committee Chair Retainer	$35,000 – Audit $25,000 – FIRMCO, Compensation $20,000 – Nominating
Lead Director Retainer	$40,000

ANNUAL EQUITY GRANT

In 2021, directors received an annual equity grant of $180,000, payable solely in RSUs pursuant to The Hartford 2020 Stock Incentive Plan. Directors may not sell, exchange, transfer, pledge, or otherwise dispose of the RSUs.

The RSUs vest and are distributed as common stock at the end of the Board service year, unless the director has elected to defer distribution until the end of Board service. Resignation from the Board will result in a forfeiture of all unvested RSUs at the time of such resignation unless otherwise determined by the Compensation Committee. However, RSUs will automatically vest upon the occurrence of any of the following events: (a) retirement from service on the Board in accordance with our Corporate Governance Guidelines; (b) death of the director; (c) total disability of the director; (d) resignation by the director under special circumstances where the Compensation Committee, in its sole discretion, consents to waive the remaining vesting period; or (e) a "change of control," as defined in the 2020 Stock Incentive Plan. Outstanding RSUs are credited with dividend equivalents equal to dividends paid to holders of our common stock.

OTHER

We provide each director with $100,000 of group life insurance coverage and $750,000 of accidental death and dismemberment and permanent total disability coverage while they serve on the Board. We also reimburse directors for travel and related expenses they incur in connection with their Board and committee service.

STOCK OWNERSHIP GUIDELINES AND RESTRICTIONS ON TRADING

The Board has established stock ownership guidelines for each director to obtain, by the third anniversary of the director's appointment to the Board, an ownership position in our common stock equal to five times the total annual cash retainer (including cash retainers paid for committee chair or Lead Director responsibilities). All directors with at least three years of Board service met the stock ownership guidelines as of December 31, 2021.

Our insider trading policy prohibits all hedging activities by directors, and permits directors to engage in transactions involving The Hartford's equity securities only through: (1) a pre-established trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934; or (2) during "trading windows" of limited duration following: (a) the filing with the SEC of our periodic reports on Forms 10-K and 10-Q, and (b) a determination by the company that the director is not in possession of material non-public information. Even if pre-clearance is granted, directors must make an independent determination that they do not possess material non-public information. In addition, our insider trading policy grants us the ability to suspend trading of our equity securities by directors.

DIRECTOR SUMMARY COMPENSATION TABLE

We paid the following compensation to directors for the fiscal year ended December 31, 2021.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
Robert Allardice	135,000	180,000	2,971	317,971
Larry D. De Shon	110,000	180,000	1,291	291,291
Carlos Dominguez	110,000	180,000	1,291	291,291
Trevor Fetter	150,000	180,000	1,291	331,291
Donna James[3]	138,200	226,200	1,187	365,587
Kathryn A. Mikells	145,000	180,000	1,015	326,015
Michael G. Morris	110,000	180,000	2,971	292,971
Teresa W. Roseborough	130,000	180,000	1,291	311,291
Virginia P. Ruesterholz	110,000	180,000	1,291	291,291
Matthew E. Winter	135,000	180,000	1,291	316,291
Greig Woodring	110,000	180,000	2,971	292,971

(1) Directors Dominguez, Fetter and Mikells each elected to receive vested RSUs in lieu of cash compensation. The vested RSUs will be distributed as common stock following the end of the director's Board service.

(2) These amounts reflect the aggregate grant date fair value of RSU awards granted during the fiscal year ended December 31, 2021.

(3) Director James received a pro-rated annual cash retainer of $28,200 upon her appointment to the Board on February 17, 2021. Director James also received a pro-rated restricted stock unit award valued at $46,200 on February 23, 2021, the first day of the company's scheduled trading window following the filing of the company's 2020 annual report on Form 10-K. The number of RSUs subject to the award was determined by dividing the grant value of $46,200 by $51.87, the closing market price per share of The Hartford common stock on the grant date. This award fully vested on May 19, 2021, the last day of the 2020-2021 Board year. Director James has elected to defer receipt of her RSU award until the end of her Board service.

DIRECTOR COMPENSATION TABLE—OUTSTANDING EQUITY

The following table shows the number and value of unvested equity awards outstanding as of December 31, 2021. The value of these unvested awards is calculated using a market value of $69.04, the NYSE closing price per share of our common stock on December 31, 2021. The numbers have been rounded to the nearest whole dollar or share.

Name	Stock Grant Date[2]	Stock Awards[1] Number of Shares or Units of Stock That Have Not Vested (#)[3]	Stock Awards[1] Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert Allardice	7/30/2021	2,843	196,281
Larry D. De Shon	7/30/2021	2,843	196,281
Carlos Dominguez	7/30/2021	2,843	196,281
Trevor Fetter	7/30/2021	2,843	196,281
Donna James	7/30/2021	2,843	196,281
Kathryn A. Mikells	7/30/2021	2,843	196,281
Michael G. Morris	7/30/2021	2,843	196,281
Teresa W. Roseborough	7/30/2021	2,843	196,281
Virginia P. Ruesterholz	7/30/2021	2,843	196,281
Matthew E. Winter	7/30/2021	2,843	196,281
Greig Woodring	7/30/2021	2,843	196,281

(1) Additional stock ownership information is set forth in the beneficial ownership table on page 73.

(2) The RSUs were granted on July 30, 2021, the first day of the scheduled trading window following the filing of our Form 10-Q for the quarter ended June 30, 2021.

(3) The number of RSUs for each award was determined by dividing $180,000 by $42.00, the closing price of our common stock as reported on the NYSE on the date of the award. The number shown also reflects dividend equivalents credited to outstanding RSUs. The RSUs will vest on May 18, 2022, and will be distributed at that time in shares of the company's common stock unless the director had previously elected to defer distribution of all or a portion of their annual RSU award until the end of Board service. Directors Fetter, Mikells, Morris and Winter have made elections to defer distribution of 100% of their RSU award.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a Policy for the Review, Approval or Ratification of Transactions with Related Persons. This policy requires our directors and Section 16 executive officers to promptly disclose any actual or potential material conflict of interest to the Chair of the Nominating Committee and the Chairman for evaluation and resolution. If the transaction involves a Section 16 executive officer or an immediate family member of a Section 16 executive officer, the matter must also be disclosed to our General Auditor or Director of Compliance for evaluation and resolution.

We did not have any transactions requiring review under this policy during 2021.

COMMUNICATING WITH THE BOARD

Shareholders and other interested parties may communicate with directors by contacting Donald C. Hunt, Senior Vice President and Corporate Secretary of The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. The Senior Vice President and Corporate Secretary will relay appropriate questions or messages to the directors. Only items related to the duties and responsibilities of the Board will be forwarded.

Anyone interested in raising a complaint or concern regarding accounting issues or other compliance matters directly with the Audit Committee may do so anonymously and confidentially by contacting EthicsPoint:

By internet	By telephone	By mail
Visit 24/7 www.ethicspoint.com	1-866-737-6812 (U.S. and Canada) 1-866-737-6850 (all other countries)	The Hartford c/o EthicsPoint P.O. Box 230369 Portland, Oregon 97281

DIRECTOR NOMINEES

Ten individuals will be nominated for election as directors at the Annual Meeting. The terms of office for each elected director will run until the next annual meeting of shareholders and until their successor is elected and qualified, or until their earlier death, retirement, resignation or removal from office.

In accordance with our Corporate Governance Guidelines, each director has submitted a contingent, irrevocable resignation that the Board may accept if the director fails to receive more votes "for" than "against" in an uncontested election. In that situation, the Nominating Committee (or another committee comprised of at least three non-management directors) would make a recommendation to the Board about whether to accept or reject the resignation. The Board, not including the subject director, will act on this recommendation within 90 days from the date of the Annual Meeting, and we will publicly disclose the Board's decision promptly thereafter.

If for any reason a nominee should become unable to serve as a director, either the shares of common stock represented by valid proxies will be voted for the election of another individual nominated by the Board, or the Board will reduce the number of directors in order to eliminate the vacancy.

The Nominating Committee believes that each director nominee has an established record of accomplishment in areas relevant to our business and objectives, and possesses the characteristics identified in our Corporate Governance Guidelines as essential to a well-functioning and deliberative governing body, including integrity, independence and commitment. Other experience, qualifications and skills the Nominating Committee looks for include the following:

Experience / Qualification	Relevance to The Hartford
Leadership	Experience in significant leadership positions provides us with new insights, and demonstrates key management disciplines that are relevant to the oversight of our business.
Insurance and Financial Services Industries	Extensive experience in the insurance and financial services industries provides an understanding of the complex regulatory and financial environment in which we operate and is highly important to strategic planning and oversight of our business operations.
Digital/Technology	Digital and technology expertise is important in light of the speed of digital progress and the development of disruptive technologies both in the insurance industry and more broadly.
Corporate Governance	An understanding of organizations and governance supports management accountability, transparency and protection of shareholder interests.
Risk Management	Risk management experience is critical in overseeing the risks we face today and those emerging risks that could present in the future.
Finance and Accounting	Finance and accounting experience is important in understanding and reviewing our business operations, strategy and financial results.
Business Operations and Strategic Planning	An understanding of business operations and processes, and experience making strategic decisions, are critical to the oversight of our business, including the assessment of our operating plan and business strategy.
Regulatory	An understanding of laws and regulations is important because we operate in a highly regulated industry and we are directly affected by governmental actions.
Talent Management	We place great importance on attracting and retaining superior talent, and motivating employees to achieve desired enterprise and individual performance objectives.

The Nominating Committee believes that our current Board is a diverse group whose collective experiences and qualifications bring a variety of perspectives to the oversight of The Hartford. All of our directors hold, or have held, senior leadership positions in large, complex corporations and/or charitable and not-for-profit organizations. In these positions, they have demonstrated their leadership, intellectual and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities on our Board. Their roles in these organizations also permit them to offer senior management a diverse range of perspectives about the issues facing a complex financial services company like The Hartford. Key qualifications, skills and experience our directors bring to the Board that are important to the oversight of The Hartford are identified and described below.



LARRY D. DE SHON   INDEPENDENT

Professional highlights:
- Avis Budget Group, Inc.
  – President (2017-2019)
  – Chief Executive Officer and Chief Operating Officer (2016-2019)
  – President and Chief Operating Officer (Oct. 2015-Dec. 2015)
  – President, International (2011-Oct. 2015)
  – Executive Vice President, Operations (2006-2011)
- UAL Corporation (parent of United Airlines)
  – Positions of increasing responsibility, including Senior Vice President positions in marketing, on-board service and global airport operations (1978-2006)

Director since: 2020

Age: 62

Committees:
- Audit
- FIRMCo
- Nominating

Other public company directorships:
- United Rental, Inc. (2021-present)
- Air New Zealand (2020-present)
- Avis Budget Group, Inc. (2015-2019)

Skills and qualifications relevant to The Hartford:

As a former chief executive officer and director of Avis Budget Group, Mr. De Shon provides extensive leadership and corporate governance experience, deep operating skills and international expertise. He has successfully led organizations through times of disruption and global transformations, developed innovative solutions to strengthen his companies' positions in the marketplace and modernized systems for better customer and employee experiences. At Avis Budget Group Mr. De Shon created the first end-to-end digital car rental experience, migrated the platform to the cloud, and built one of the largest connected car fleets in the world. In addition, he oversaw businesses in Europe, the Middle East, Africa, Asia, Australia and New Zealand. Prior to joining Avis, Mr. De Shon had a 28-year career with United Airlines, most recently leading an organization of 23,000 employees in 29 countries.



CARLOS DOMINGUEZ   INDEPENDENT

Professional highlights:
- Sprinklr Inc.
  – Vice Chairman of the Board and Lead Evangelist (2020-present)
  – President (2015-2020)
  – Chief Operating Officer (2015-2018)
- Cisco Systems, Inc.
  – Senior Vice President, Office of the Chairman and Chief Executive Officer (2008-2015)
  – Senior Vice President, Worldwide Service Provider Operations (2004-2008)
  – Vice President, U.S. Network Services Provider Sales (1999-2004)
  – Positions of increasing responsibility in operations and sales (1992-1999)

Director since: 2018

Age: 63

Committees:
- Compensation
- FIRMCo
- Nominating

Other public company directorships:
- PROS Holdings, Inc. (2020-present)
- Medidata Solutions, Inc. (2008-2019)

Skills and qualifications relevant to The Hartford:

Mr. Dominguez has more than 30 years of enterprise technology experience. He provides extensive and relevant digital expertise as The Hartford focuses on data analytics and digital capabilities to continuously improve the way it operates and delivers value to customers. As President of Sprinklr Inc., Mr. Dominguez guided strategic direction and led the marketing, sales, services, and partnerships teams for a leading social media management company. Prior to joining Sprinklr, he spent seven years as a technology representative for the Chairman and CEO of Cisco Systems, Inc. In this role, Mr. Dominguez engaged with senior executives in the Fortune 500 and government leaders worldwide, sharing insights on how to leverage technology to enhance and transform their businesses. In addition, he led the creation and implementation of Cisco's Innovation Academy, which delivered innovation content to Cisco employees globally.



TREVOR FETTER   INDEPENDENT — LEAD DIRECTOR

Professional highlights:
- Senior Lecturer, Harvard Business School (Jan. 2019-present)
- Tenet Healthcare Corporation
  - Chairman (2015-2017)
  - Chief Executive Officer (2003-2017)
  - President (2002-2017)
- Chairman and Chief Executive Officer, Broadlane, Inc. (2000-2002)
- Chief Financial Officer, Tenet Healthcare Corporation (1996-2000)

Director since: 2007

Age: 62

Committees:
- Compensation
- FIRMCo

Other public company directorships:
- Tenet Healthcare Corporation (2003-2017)

Skills and qualifications relevant to The Hartford:

Mr. Fetter has nearly two decades of experience as chief executive officer of public and private companies. He has demonstrated his ability to lead the management, strategy and operations of complex organizations. As a Senior Lecturer at Harvard Business School, he teaches leadership and corporate accountability and financial reporting and control. He provides significant experience in corporate finance and financial reporting acquired through senior executive finance roles, including as a chief financial officer of a publicly traded company. He has experience navigating complex regulatory frameworks as the president and chief executive officer of a highly-regulated, publicly traded healthcare company. Since 2017, Mr. Fetter has served as The Hartford's lead director, providing strong independent Board leadership. He also has extensive corporate governance expertise from his service as director of large public companies, including four years as Chairman of the Board's Nominating and Corporate Governance Committee.



DONNA A. JAMES   INDEPENDENT

Professional highlights:
- Lardon & Associates, LLC
  - President and Chief Executive Officer (2006-present)
- Nationwide Mutual Insurance and Financial Services
  - President, Nationwide Strategic Investments (2003-2006)
  - Positions of increasing responsibility, including Executive Vice President – Chief Administrative Officer; Co-President Shared Services; Executive Vice President Human Resource; and Vice President Office of the Chief Executive Officer (1993-2003)

Director since: 2021

Age: 64

Committees:
- Audit
- FIRMCo

Other public company directorships:
- Boston Scientific, Inc. (2015-present)
- Victoria's Secret (2021-present)
- L Brands, Inc. (2003-2021)
- Marathon Petroleum (2011-2018)
- Time Warner Cable (2009-2016)

Skills and qualifications relevant to The Hartford:

Ms. James brings to the Board extensive insurance-industry experience in a range of functions, including accounting, investing, operations, treasury and human resources. She is president and CEO of Lardon & Associates, a business-advisory firm specializing in corporate governance, new business development, strategy, and financial and risk management. She had a 25-year career with Nationwide Mutual Insurance Company, culminating in the role of president of strategic investments. Before that, she held a variety of positions, including chief administrative officer, chief human resources officer, assistant to the CEO and director of operations and treasury services. Ms. James has significant corporate governance experience by virtue of her service on several major public company boards, including as audit committee chair.



KATHRYN A. MIKELLS   INDEPENDENT

Professional highlights:
- Chief Financial Officer, Exxon Mobile Corporation (2021-present)
- Chief Financial Officer, Diageo plc (2015-2021)
- Chief Financial Officer, Xerox Corporation (2013-2015)
- Chief Financial Officer, ADT Security Services (2012-2013)
- Chief Financial Officer, Nalco Company (2010-2011)
- UAL Corporation (parent of United Airlines)
  - Chief Financial Officer, Executive Vice President (2008-2010)
  - Head of Investor Relations (2007-2008)
  - Vice President, Financial Planning and Analysis (2006-2007)
  - Treasurer (2005-2006)

Director since: 2010

Age: 56

Committees:
- Audit (Chair)
- FIRMCo

Other public company directorships:
- Diageo plc (2015-2021)

Skills and qualifications relevant to The Hartford:

Ms. Mikells has extensive experience in a variety of executive management positions, with a focus on leading the finance function of global organizations. She has significant experience in corporate finance and financial reporting acquired through senior executive roles in finance, including as a chief financial officer of multiple publicly traded companies. Ms. Mikells provides strong management and transformational skills, demonstrated during ADT's successful transition into an independent company, as well as significant mergers and acquisitions experience acquired through the sale of Nalco to Ecolab and the merger of United Airlines with Continental Airlines. She has demonstrated risk management skills as a leader responsible for financial and corporate planning for domestic and international organizations. In addition, Ms. Mikells has strong talent development skills acquired through years of leading global finance divisions.



TERESA WYNN ROSEBOROUGH   INDEPENDENT

Professional highlights:
- Executive Vice President, General Counsel and Corporate Secretary, The Home Depot (2011-present)
- Senior Chief Counsel Compliance & Litigation and Deputy General Counsel, MetLife, Inc. (2006-2011)
- Partner, Sutherland, Asbill & Brennan LLP (1996-2006)
- Deputy Assistant Attorney General, Office of Legal Counsel, U.S. Department of Justice (1994-1996)

Director since: 2015

Age: 63

Committees:
- Compensation
- FIRMCo
- Nominating (Chair)

Other public company directorships:
- None

Skills and qualifications relevant to The Hartford:

Ms. Roseborough has over two decades of experience as a senior legal advisor in government, law firm and corporate settings. She has experience as a senior leader responsible for corporate compliance matters at major publicly traded companies and as an attorney focused on complex litigation matters, including before the U.S. Supreme Court. She provides extensive regulatory experience acquired as a government attorney providing legal counsel to the White House and all executive branch agencies, as well as corporate governance expertise from service as General Counsel and Corporate Secretary of a publicly-traded company. Ms. Roseborough also has in-depth knowledge of the financial services industry gained through senior legal positions at MetLife, Inc., a major provider of insurance and employee benefits.



VIRGINIA P. RUESTERHOLZ   INDEPENDENT

Professional highlights:
- Verizon Communications, Inc.
  – Executive Vice President (Jan. 2012-Jul. 2012)
  – President, Verizon Services Operations (2009-2011)
  – President, Verizon Telecom (2006-2008)
  – President, Verizon Partner Solutions (2005-2006)
- Positions of increasing responsibility in operations, sales and customer service, New York Telephone (1984-2005)

Director since: 2013

Age: 60

Committees:
- Compensation
- FIRMCo
- Nominating

Other public company directorships:
- Bed Bath & Beyond Inc. (2017-present)
- Frontier Communications Corporation (2013-2019)

Skills and qualifications relevant to The Hartford:

Ms. Ruesterholz has held a variety of senior executive positions, including as Executive Vice President at Verizon Communications and President of the former Verizon Services Operations. As a senior leader of a Fortune 100 company, she has held principal oversight responsibility for key strategic initiatives, navigated the regulatory landscape of large-scale operations, and led an organization with over 25,000 employees. Ms. Ruesterholz provides vast experience in large-scale operations, including sales and marketing, customer service, technology and risk management. Ms. Ruesterholz also brings to the Board substantial financial and strategic expertise acquired as president of various divisions within Verizon and is currently a Trustee of the Board of Stevens Institute of Technology where she served as Chairman of the Board from 2013-2018.



CHRISTOPHER J. SWIFT – CHAIRMAN

Professional highlights:
- The Hartford Financial Services Group, Inc.
  – Chairman (2015-present)
  – Chief Executive Officer (2014-present)
  – Executive Vice President and Chief Financial Officer (2010-2014)
- Vice President and Chief Financial Officer, Life and Retirement Services, American International Group, Inc. (2003-2010)
- Partner, KPMG, LLP (1999-2003)
- Executive Vice President, Conning Asset Management, General American Life Insurance Company (1997-1999)
- KPMG, LLP
  – Partner (1993-1997)
  – Auditor (1983-1993)

Director since: 2014

Age: 61

Committees:
- FIRMCo

Other public company directorships:
- Citizens Financial Group, Inc. (2021-present)

Skills and qualifications relevant to The Hartford:

Mr. Swift has over 30 years of experience in the financial services industry, with a focus on insurance. As Chairman and CEO of The Hartford, he brings to the Board unique insight and knowledge into the complexities of our businesses, relationships, competitive and financial positions, senior leadership and strategic opportunities and challenges. Mr. Swift leads the execution of our strategy, directs capital management actions and strategic investments, and oversees the continuous strengthening of the company's leadership pipeline. In his prior role as The Hartford's Chief Financial Officer, he led the team that developed the company's go-forward strategy. He is a certified public accountant with experience working at a leading international accounting firm, including serving as head of its Global Insurance Industry Practice.



MATTHEW E. WINTER   INDEPENDENT

Professional highlights:
- The Allstate Corporation
  – President (2015-2018)
  – President, Allstate Personal Lines (2013-2015)
  – President and Chief Executive Officer, Allstate Financial (2009-2012)
- American International Group, Inc.
  – Vice Chairman (Apr. 2009-Oct. 2009)
  – President and CEO, of AIG American General (2006-2009)
- Massachusetts Mutual Life Insurance Company
  – Executive Vice President (2002-2006)
  – Positions of increasing responsibility (1996-2002)

Director since: 2020

Age: 65

Committees:
- Compensation (Chair)
- FIRMCo

Other public company directorships:
- ADT Inc. (2018-present)
- H&R Block, Inc. (2017-present)

Skills and qualifications relevant to The Hartford:

As President of The Allstate Corporation, Mr. Winter oversaw the complete range of Allstate's P&C and life insurance products and was responsible for business operations, including field offices located across the U.S. and in Canada, and distribution through Allstate and independent agencies. He brings to the Board significant expertise in areas relevant to our business, including operations, distribution and risk management, gained from over 25 years as a senior leader in the insurance industry. Before joining Allstate, Mr. Winter held numerous senior executive positions at large insurance providers, including as vice chairman of American International Group, where he was responsible for a number of business units with global reach; and executive vice president at Massachusetts Mutual Life Insurance Company, where he led the company's domestic insurance businesses.



GREIG WOODRING   INDEPENDENT

Professional highlights:
- Reinsurance Group of America
  – President and Chief Executive Officer (1993-2016)
- General American Life Insurance Company
  – Executive Vice President (1992-1993)
  – Head of Reinsurance (1986-1992)
  – Positions of increasing responsibility (1979-1986)

Director since: 2017

Age: 70

Committees:
- Audit
- FIRMCo

Other public company directorships:
- Reinsurance Group of America, Incorporated (1993-2016)
- Sun Life Financial Inc. (Jan. - April 2017)

Skills and qualifications relevant to The Hartford:

Mr. Woodring brings significant and valuable insurance industry and leadership experience to the Board, demonstrated by his more than two decades leading Reinsurance Group of America, Incorporated (RGA), a leading life reinsurer with global operations. During his tenure, RGA grew to become one of the world's leading life reinsurers, with offices in 26 countries and annual revenues of more than $10 billion. Mr. Woodring has demonstrated skills in areas that are relevant to the oversight of the company, including risk management, finance, and operational expertise. Mr. Woodring serves as Chairman of the International Insurance Society, and is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

AUDIT MATTERS


ITEM 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with its Board-approved charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the company's independent registered public accounting firm for the fiscal year ending December 31, 2022. D&T has been retained as the company's independent registered public accounting firm since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

In selecting D&T for fiscal year 2022, the Audit Committee carefully considered, among other items:

- The professional qualifications of D&T, the lead audit partner and other key engagement partners;
- D&T's depth of understanding of the company's businesses, accounting policies and practices and internal control over financial reporting;
- D&T's quality controls and its processes for maintaining independence;
- The appropriateness of D&T's fees for audit and non-audit services; and
- D&T's commitment to diversity & inclusion.

The Audit Committee oversees and is ultimately responsible for the outcome of audit fee negotiations associated with the company's retention of D&T. In addition, when a rotation of the audit firm's lead engagement partner is mandated, the Audit Committee and its chair are directly involved in the selection of D&T's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of D&T to serve as the company's independent external auditor is in the best interests of the company and its investors.

Although shareholder ratification of the appointment of D&T is not required, the Board requests ratification of this appointment by shareholders. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain D&T.

Representatives of D&T will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

 The Board recommends that shareholders vote **"FOR"** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022.


FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by D&T, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") for the years ended December 31, 2021 and 2020.

	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit fees	$ 11,041,000	$ 11,151,000
Audit-related fees[1]	$ 1,071,000	$ 1,099,000
Tax fees[2]	$ 47,000	$ 102,000
All other fees[3]	$ 33,000	$ 35,000
Total	**$ 12,192,000**	**$ 12,387,000**

(1) Fees for the years ended December 31, 2021 and 2020 principally consisted of procedures related to regulatory filings, acquisition or divestiture related services and internal control related services.
(2) Fees for the years ended December 31, 2021 and 2020 principally consisted of tax compliance services.
(3) Fees for the year ended December 31, 2021 and 2020 pertain to permissible services not related to financial reporting.

The Audit Committee reviewed the non-audit services provided by the Deloitte Entities during 2021 and 2020 and concluded that they were compatible with maintaining the Deloitte Entities' independence.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies requiring pre-approval of audit and non-audit services provided by the independent registered public accounting firm. These policies require that the Audit Committee pre-approve specific categories of audit and audit-related services annually.

The Audit Committee approves categories of audit services and audit-related services, and related fee budgets. For all pre-approvals, the Audit Committee considers whether such services are consistent with the rules of the SEC and the PCAOB on auditor independence. The independent registered public accounting firm and management report to the Audit Committee on a timely basis regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that such services are within the limits approved by the Audit Committee. The Audit Committee's policies require specific pre-approval of all tax services, internal control-related services and all other permitted services on an individual project basis.

As provided by its policies, the Audit Committee has delegated to its Chair the authority to address any requests for pre-approval of services between Audit Committee meetings, up to a maximum of $100,000. The Chair must report any pre-approvals to the full Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of six independent directors, each of whom is "financially literate" within the meaning of the listing standards of the NYSE and an "audit committee financial expert" within the meaning of the SEC's regulations. The Audit Committee oversees The Hartford's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Deloitte & Touche LLP ("D&T"), our independent registered public accounting firm for 2021, is responsible for expressing opinions that (1) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (2) we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021.

In this context, the Audit Committee has:

(1) Reviewed and discussed the audited financial statements for the year ended December 31, 2021 with management;

(2) Discussed with D&T the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

(3) Received the written disclosures and the letter from D&T required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with D&T the independent accountant's independence.

Based on the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements should be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for filing with the SEC.

Report Submitted: February 16, 2022

Members of the Audit Committee:

Kathryn A. Mikells, Chair
Robert B. Allardice III
Larry De Shon
Donna James
Michael G. Morris
Greig Woodring

COMPENSATION MATTERS

ITEM 3

ADVISORY APPROVAL OF 2021 COMPENSATION OF NAMED EXECUTIVE OFFICERS

Section 14A of the Securities Exchange Act of 1934, as amended, provides our shareholders with the opportunity to vote to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the rules of the SEC. We currently intend to hold these votes on an annual basis.

As described in detail in the *Compensation Discussion and Analysis* beginning on page 37, our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable organic growth and ROE performance while maintaining an ethical culture supported by industry-leading ESG practices, (2) providing market-competitive compensation opportunities designed to attract and retain talent needed for long-term success, and (3) appropriately aligning pay with short- and long-term performance. The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the philosophy, policies and practices described in this proxy statement. You have the opportunity to vote for, against or abstain from voting on the following resolution relating to executive compensation:

> **RESOLVED,** that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

Because the required vote is advisory, it will not be binding upon the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

 The Board recommends that shareholders vote **"FOR"** the above resolution to approve our compensation of named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our compensation programs and reviews compensation decisions for the Named Executive Officers ("NEOs") listed below. It also describes programs that apply to the CEO and all of his executive direct reports, other than senior executives directly supporting our Hartford Funds business who have an independent compensation program (collectively, "Senior Executives").

Name	Title
Christopher Swift	Chairman and Chief Executive Officer
Beth Costello	Executive Vice President and Chief Financial Officer
Douglas Elliot	President
David Robinson	Executive Vice President and General Counsel
Amy Stepnowski	Executive Vice President, Chief Investment Officer; President of HIMCO
William Bloom	Former Executive Vice President, Claims, Operations, Technology and Data & Analytics

EXECUTIVE SUMMARY

The Hartford's mission is to provide people with the support and protection they need to pursue their unique ambitions, seize opportunity, and prevail through unexpected challenge. Our strategy to maximize value creation for all stakeholders focuses on advancing underwriting excellence, emphasizing digital capabilities, maximizing distribution channels, optimizing organizational efficiency, and advancing ESG leadership.

We endeavor to maintain and enhance our position as a market leader by leveraging our core strengths of underwriting excellence, risk management, claims, product development and distribution. We are investing in claims, analytics, data science and digital capabilities to strengthen our existing competitive advantages.

An ethics, people, and performance-focused culture drives our values. We have taken proactive positions on ESG issues important to our sustainability, and our capacity to deliver long-term shareholder value.

STRATEGIC PRIORITIES



Accelerate **profitable organic growth** across all businesses

Unwavering focus on **ROE performance**, driven by underwriting excellence

Consistent generator of **excess capital**, optimizing superior returns

Ethical culture supported by **industry-leading ESG** practices

Maximize Value Creation for All Stakeholders

2021 FINANCIAL RESULTS

Our 2021 financial results were excellent, compared to 2020, with strong limited partnership income and higher underlying P&C underwriting results, partially offset by a change from net favorable to net unfavorable P&C prior accident year reserve development and an increase in group life excess mortality claims. Full year net income available to common stockholders and core earnings* were $2.34 billion ($6.62 per diluted share) and $2.18 billion ($6.15 per diluted share), respectively. Net income and core earnings return on equity ("ROE")*† were 13.1% and 12.7%, respectively.

Highlighted below are year-over-year comparisons of our net income available to common stockholders and core earnings performance and our three-year net income ROE and core earnings ROE results. Core earnings is the primary determinant of our annual incentive plan ("AIP") funding, as described on page 42, and average annual core earnings ROE over a three-year performance period is the metric used for 50% of performance shares granted to Senior Executives, as described on page 45 (in each case, as adjusted for compensation purposes).

YEAR-OVER-YEAR PERFORMANCE



THREE-YEAR PERFORMANCE



2021 BUSINESS PERFORMANCE

In February 2021, the company provided outlooks for the key business metrics highlighted below. These outlooks were management's estimates for 2021 performance based on business, competitive, capital market, catastrophe and other assumptions, and supported the company's 2021 operating plan. When setting the 2021 operating plan, both the Board and management concluded that these key business metrics would only be achievable with superior execution to deliver strong business performance. As described on page 42, performance relative to the outlooks is a major determinant of the formulaic AIP funding level.

Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.
† Net income ROE represents net income available to common stockholders ROE.

Key business metrics for full year 2021 compared to outlooks provided in February 2021

Commercial Lines	Personal Lines	Group Benefits
Combined ratio[1] **of 95.8** was above the outlook of 93.5-95.5, primarily due to 1.1 points of higher than budgeted unfavorable prior accident year reserve development and 2.1 points from current accident year catastrophes above plan, partially offset by a better than expected underlying combined ratio. **Underlying combined ratio* of 89.1,** which excludes catastrophes and prior year development, was better than outlook of 90.0-92.0, primarily due to lower COVID-19 losses, better than expected losses in workers' compensation, lower non-catastrophe property losses and the effect of higher earned premium, partially offset by higher losses in specialty wholesale and international.	**Combined ratio of 90.7** was better than outlook of 94.0-96.0, primarily due to current accident year catastrophes being 1.5 points better than plan and 4.9 points of favorable prior year development, partially offset by a higher than expected underlying combined ratio. **Underlying combined ratio of 89.9,** which excludes catastrophes and prior year development, was above the outlook of 87.0-89.0, primarily due to higher than planned automobile claim frequency and severity and a higher expense ratio, partially offset by lower than expected non-catastrophe losses in homeowners.	**Net income margin of 3.9%** was within the outlook of 3.5%-4.5% due to net realized gains, better than planned net investment income and better than expected long-term disability incidence and recoveries, partially offset by higher-than-expected excess mortality in group life. **Core earnings margin* of 2.5%** was below the outlook of 3.7%-4.7%, primarily due to higher-than-expected excess mortality, partially offset by limited partnership returns in excess of plan and better than expected long-term disability incidence and recoveries.

(1) *The combined ratio measures the cost of claims and expenses for every $100 of earned premiums. If the combined ratio is less than 100, the company is making an underwriting profit. The combined ratio for Commercial Lines included 1.0 point of unfavorable reserve development for 2018 and prior accident years on Navigators business ceded to the adverse development cover with National Indemnity Company ("NICO") which is not included in core earnings because, while recognized as a deferred gain on retroactive reinsurance, it was economically ceded to NICO.*

* *Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.*

TOTAL SHAREHOLDER RETURNS

The following chart shows The Hartford's total shareholder return ("TSR") relative to the S&P 500, S&P 500 Insurance Composite and S&P P&C indices and our 2021 Corporate Peer Group (provided on page 51).



ONE-YEAR (2021)   **THREE-YEAR (2019-2021)**

- ■ The Hartford (HIG)
- ■ S&P 500 Insurance Composite
- ■ S&P 500
- ■ 2021 Corporate Peer Group
- ■ S&P 500 Property and Casualty

Includes reinvestment of dividends.

COMPONENTS OF COMPENSATION AND PAY MIX

NEO compensation is heavily weighted toward variable compensation (annual and long-term incentives), where actual amounts earned may differ from target amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is reviewed annually by the Compensation Committee (in the case of the CEO, by the independent directors) to ensure alignment with our compensation objectives and market practice.

Compensation Component	Description
Base Salary	• Fixed level of cash compensation based on market data, internal pay equity, experience, responsibility, expertise and performance.
Annual Incentive Plan	• Variable cash award based primarily on annual company operating performance against a predetermined financial target and achievement of individual performance goals aligned with the company's strategic priorities.
Long-Term Incentive Plan	• Variable awards granted based on individual performance, retention and market data. • Designed to drive long-term performance, align senior executive interests with shareholders, and foster retention. • Award mix (50% performance shares and 50% stock options) reflects stock price performance, peer-relative shareholder returns (stock price and dividends) and operating performance.

Approximately 91% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:

Target Pay Mix — CEO



Salary	Annual Incentive	Long-Term Incentive
9%	22%	69%

Variable with Performance: **91%**

Target Pay Mix — Other NEOs



Salary	Annual Incentive	Long-Term Incentive
16%	29%	55%

Variable with Performance: **84%**

2021 COMPENSATION DECISIONS

2021 Compensation Decisions	Rationale
The Compensation Committee updated the payout curve for 2021 AIP awards	The Compensation Committee updated the AIP curve for 2021 awards to reduce the slope for payouts in the range of +/-5% of target, which increases predictability and reduces volatility of payouts for performance in that range. (page 42)
The Compensation Committee added a diversity modifier for 2021-2023 performance shares	The Compensation Committee added a modifier to performance shares awarded in 2021 tied to the company's diversity and workforce representation goals. The modifier will increase or decrease the aggregate payout on 2021 performance share awards (after compensation core ROE and TSR performance objectives have been determined) by +/- 10% based upon performance against pre-determined year-end 2023 representation goals for women and people of color, with the maximum payout not to exceed 200% of target. The Compensation Committee's intent is to include the modifier with 2024 and 2027 performance share awards to encourage progress toward the Company's 2030 representation goals. (page 46)
The Compensation Committee approved an AIP funding level of 158% of target	Performance against the pre-established Compensation Core Earnings target produced a formulaic AIP funding level of 158% of target. The Compensation Committee undertook its qualitative review of performance and concluded that the formulaic AIP funding level appropriately reflected 2021 performance. Accordingly, no adjustments were made. (page 43)
The Compensation Committee certified a 2019-2021 performance share award payout at 157% of target.	The company's average annual Compensation Core ROE during the performance period was 12.2%, resulting in a payout of 113% of target for the ROE component (50% of the award). The company's TSR during the period was at the 87th percentile of the performance peers, resulting in a 200% payout for the TSR component (50% of the award). (page 46)

The Compensation Committee (and, in the case of the CEO, the independent directors) approved the following compensation for each NEO:

NEO	Base Salary		AIP Award		LTI Award		Total Compensation	
	2021	Change from 2020	2021	Change from 2020	2021	Change from 2020	2021	Change from 2020
Christopher Swift	$1,150,000	0%	$4,740,000	97.5%	$9,250,000	8.8%	$15,140,000	25.6 %
Beth Costello	$ 725,000	0%	$2,054,000	105.4%	$2,000,000	8.1%	$ 4,779,000	33.7 %
Douglas Elliot	$ 950,000	0%	$3,002,000	97.5%	$5,450,000	2.6%	$ 9,402,000	20.8 %
David Robinson	$ 600,000	0%	$1,224,500	111.1%	$1,450,000	11.5%	$ 3,274,500	32.0 %
Amy Stepnowski	$ 450,000	NA*	$1,343,000	NA*	$850,000	NA*	$ 2,643,000	NA*
William Bloom	$ 625,000	0%	$1,000,000	25.0%	$1,600,000	23.1%	$ 3,225,000	18.3 %

*Ms. Stepnowski was not previously an NEO.

This table provides a concise picture of compensation decisions made in 2021, and highlights changes from 2020. In each case, Total 2021 Compensation was higher than 2020 compensation due primarily to the higher AIP awards for 2021. Another view of 2021 compensation for the NEOs is available in the *Summary Compensation Table* on page 54.

COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

WHAT WE DO

- ✓ Compensation heavily weighted toward variable pay
- ✓ Senior Executives generally receive the same benefits as other full-time employees
- ✓ Double-trigger requirement for cash severance and equity vesting upon a change of control*
- ✓ Cash severance upon a change of control not to exceed 2x base salary + bonus
- ✓ Independent compensation consultant
- ✓ Risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ Claw-back provisions in compensation and severance plans
- ✓ Prohibition on hedging, monetization, derivative and similar transactions with company securities
- ✓ Prohibition on Senior Executives pledging company securities
- ✓ Stock ownership guidelines for directors and Senior Executives
- ✓ Periodic review of compensation peer groups
- ✓ Competitive burn rate and dilution for equity program

* Double-trigger vesting for equity awards applies if the awards are assumed or replaced with substantially equivalent awards.

WHAT WE DON'T DO

- ✖ No Senior Executive tax gross-ups for perquisites or excise taxes on severance payments
- ✖ No individual employment agreements
- ✖ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✖ No re-pricing of stock options
- ✖ No buy-outs of underwater stock options
- ✖ No reload provisions in any stock option grant
- ✖ No payment of dividends or dividend equivalents on equity awards until vesting

SAY-ON-PAY RESULTS

At our 2021 annual meeting, we received approximately 96% support on Say-on-Pay. The Compensation Committee considered the vote to be an endorsement of The Hartford's executive compensation programs and policies, and recent program changes. They took this strong level of support into account in their ongoing review of those programs and policies. Management also discussed the vote, along with aspects of its executive compensation, sustainability and corporate governance practices, during our annual shareholder engagement program to gain a deeper understanding of shareholders' perspectives. Feedback regarding the compensation program was generally positive, with many shareholders expressing support for the Compensation Committee's addition of a diversity modifier to performance share awards. For further discussion of our shareholder engagement program, see page 21.

COMPONENTS OF THE COMPENSATION PROGRAM

Each Senior Executive has a target total compensation opportunity comprised of both fixed (base salary) and variable (annual and long-term incentive) compensation. In addition, Senior Executives are eligible for benefits available to employees generally. This section describes the three main components of our compensation program for Senior Executives and lays out the framework in which compensation decisions are made. For a discussion of the 2021 compensation decisions made within this framework, see *2021 Named Executive Officers' Compensation and Performance* on page 47.

1. BASE SALARY

Each Senior Executive's base salary is reviewed by the Compensation Committee (in the case of the CEO, the independent directors) annually, upon promotion, or following a change in job responsibilities. Salary decisions are based on market data, internal pay equity and level of responsibility, experience, expertise and performance.

2. ANNUAL INCENTIVE PLAN AWARDS

Our employees, including the Senior Executives, are eligible to earn cash awards based on annual company and individual performance. Each employee has a target AIP opportunity. The Compensation Committee uses the following process to determine individual Senior Executive AIP awards.

Determination of AIP Funding Level

At the beginning of the year, the Compensation Committee set a "Compensation Core Earnings" target based on The Hartford's operating plan, as well as the threshold performance level (80% of target), below which no AIP awards are earned, and the maximum funding level of 200% for performance significantly exceeding target (120% of target). In 2021, the Compensation Committee updated the AIP curve to reduce the slope for payouts in the range of +/-5% of target, which increases predictability and reduces volatility of payouts for performance in that range.

The Compensation Committee selected core earnings because:

- It currently believes core earnings best reflects annual operating performance;
- Core earnings is a metric commonly used by investment analysts when evaluating annual performance;
- Core earnings is a prevalent incentive plan metric among peers; and
- All employees can impact core earnings.

Certain adjustments are made to core earnings for compensation purposes to ensure employees are held accountable for operating decisions made that year, and are neither advantaged nor disadvantaged by the effect of certain external items that do not reflect operating year performance. At the beginning of the year, the Compensation Committee approves a definition of "Compensation Core Earnings." The definition lists adjustments that will be made to core earnings at year-end in order to arrive at Compensation Core Earnings, such as non-recurring tax benefits or charges, catastrophe losses above or below budget, and unusual or non-recurring items. The 2021 definition and a reconciliation from GAAP net income to Compensation Core Earnings are provided in Appendix A.

The outlook for certain key business metrics within the operating plan are announced to investors at the beginning of each year, which helps align the interests of our Senior Executives with our shareholders, as performance relative to the outlook is a major determinant of the formulaic AIP funding level.

To ensure a holistic review of performance, the Compensation Committee also considers a number of qualitative factors, including: quality of earnings, risk and compliance, peer-relative performance, expense management, and non-financial and strategic objectives. Informed by this qualitative review, the Compensation Committee may then adjust the formulaic funding up or down to arrive at an AIP funding level more commensurate with the company's performance.

> The Compensation Committee believes retaining the flexibility to adjust the formulaic AIP funding is aligned with shareholders' interests because it allows the Compensation Committee to arrive at a final AIP funding level that best reflects holistic company performance and mitigates the risk inherent in a strictly formulaic approach. Using a strict formula may have unintended consequences due to events or market conditions unanticipated when goals are set, or may overemphasize short-term performance at the expense of long-term shareholder returns or undervalue achievements that are not yet evident in our financial performance. These factors are particularly relevant in the P&C insurance industry, where the "cost of goods sold" (that is, the amount of insured losses) is not known at the time of sale and develops over time — in some cases over many years. Because of this industry dynamic, a substantial majority of our 2021 Corporate Peer Group (listed on page 51) include discretion in their annual award design.

2021 AIP Funding Level: When setting the operating plan, which forms the basis for the Compensation Core Earnings target, management and the Board anticipated strong Commercial Lines results driven by written premium growth including price increases in excess of loss trends in nearly all lines except workers' compensation, lower COVID-19 losses, improved underwriting expenses and lower catastrophe losses, partially offset by not assuming the same level of net favorable prior accident year development we had in 2020; lower margins in Group Benefits due to lower investment income and moderation in favorable disability incidence and recovery trends, partially offset by an expectation of lower excess mortality; deterioration in Personal Lines driven by increases in automobile claim frequency compared to low levels in 2020 due to COVID-19, and higher levels of non-catastrophe weather losses in homeowners, as well as not assuming the same level of net favorable prior accident year development in 2020; and lower limited partnership returns relative to the strong returns in 2020.



2021 Compensation Core Earnings

The 2021 AIP Compensation Core Earnings target was set at $1.91 billion, which was slightly above the 2020 Compensation Core Earnings target of $1.88 billion, and nearly 8% higher than the 2020 Compensation Core Earnings result of $1.77 billion.

Actual Compensation Core Earnings for 2021 were $2.16 billion, which produced a **formulaic AIP funding level of 158% of target**, with above target performance primarily related to strong limited partnership returns, better than expected P&C underlying underwriting results, partially offset by unfavorable P&C prior year non-catastrophe reserve development and higher than expected group life excess mortality due to COVID-19.

In assessing overall performance and arriving at the 2021 AIP funding level, the Compensation Committee started with the formulaic AIP funding level and undertook a qualitative review focused on the factors described on the following page.



FORMULAIC RESULTS

 **COMPENSATION CORE EARNINGS PERFORMANCE AGAINST PRE-ESTABLISHED TARGET**

- Total adjustments to arrive at Compensation Core Earnings reduced core earnings as reported by $15 million, primarily driven by adjustments for Hartford Funds earnings above budget, partially offset by earnings below budget from the Company's investment in Talcott Resolution, which was sold on June 30, 2021, and adjustments for catastrophes (see Appendix A for a description of all adjustments).
- Compensation Core Earnings against the pre-established target resulted in a formulaic AIP funding of **158% of target**



QUALITATIVE REVIEW

 **Quality of Earnings**

- Higher than-expected-limited partnership returns, $600 million before taxes above operating plan
- Favorable non-catastrophe prior year development excluding the Boy Scouts of America ("BSA") settlement
- Favorable Commercial Lines underlying combined ratio, partially offset by excess mortality losses in Group Benefits and unfavorable Personal Lines underlying combined ratio

Importance: Understanding trends that drove earnings informs how the Compensation Committee thinks about holistic company performance

 **Strategic**

- Substantial advances in ESG disclosures and actions in 2021 (see page 23).
- Introduction of Prevail product to support modern automobile and home policies
- Small Commercial digital capabilities ranked No.1 in Keynova Group's Small Commercial Insurance Scorecard and enhanced digital connection to brokers and agents

Importance: Strategic accomplishments position the company for long term-growth and often represent significant successes in a given year, but such accomplishments may not be reflected or may reflect negatively in the quantitative formula

 **Peer-Relative Performance**

- Total shareholder returns at 88th and 67th percentile for one- and three-year periods, respectively
- Above median Core ROE and book value per share growth
- Bottom-quartile core earnings per share growth

Importance: Performance against the public companies within our 2021 Corporate Peer Group on key financial metrics and TSR is not captured in the quantitative formula but informs how the Compensation Committee thinks about holistic company performance

 **Risk and Compliance**

- #1 ranked insurance company in both Forbes and JUST Capital's list of America's "JUST" Companies for 2021

Importance: Linked to strategy of attracting and retaining talent, as prospective employees are significantly more likely to work for a company that has a strong reputation of ethical conduct

Expense Management

- Total managed expenses excluding AIP awards and variable Hartford Funds expenses, were $31 million below budget.
- Calendar year savings from Hartford Next operational transformation and cost reduction plan were $73M higher than planned

Importance: Managing expenses is critical to maintaining competitive pricing and freeing up resources for investments in the business

Determination of Individual NEO Awards

The AIP funding level multiplied by an individual's target AIP opportunity produces an initial AIP award, which the Committee may adjust based on individual performance. In light of his responsibility for overall company performance, the CEO's AIP award has equaled the AIP funding level, without further adjustment, every year since he assumed the position in 2014. For awards granted to the NEOs in February 2022 for 2021 performance under the AIP, see *2021 Named Executive Officer's Compensation and Performance* beginning on page 47.

3. LONG-TERM INCENTIVE AWARDS

Long-term incentive ("LTI") awards are designed to drive long-term performance and encourage share ownership among Senior Executives, aligning their interests with those of shareholders. LTI awards are granted on an annual basis following an assessment of individual performance and market data. 2021 LTI awards for Senior Executives consist of performance shares (50% of the award value) and stock options (50% of the award value). This LTI mix rewards for stock price performance, peer-relative shareholder returns (stock price and dividends) and operating performance.

2021–2023 Performance Shares (50% of LTI Award)

Performance shares are designed to reward and retain Senior Executives by allowing them to earn shares of our common stock based on pre-determined performance criteria. Performance shares have a three-year performance period, and are settled in shares of common stock ranging from 0% to 200% of the number of performance shares granted depending upon the performance achieved on the following metrics:

Performance Metric	Rationale
Compensation Core ROE (50% weighting)	Strategic measure that drives shareholder value creation
Peer-relative TSR (50% weighting)	Measure of our performance against peers that are competing investment choices in the capital markets

Compensation Core ROE: For 50% of the performance share award, payouts at the end of the performance period, if any, will depend upon achieving a target average annual ROE over a three-year measurement period, as adjusted for compensation purposes. Because of the adjustments made for compensation purposes, Compensation Core ROE will differ from both the net income ROE and Core Earnings ROE provided in our financial statements. The Compensation Committee's definition of Compensation Core ROE for 2021 performance share awards is provided in Appendix A.

In January 2021, the Compensation Committee set the target for 2021-2023 performance share awards at an average annual Compensation Core ROE for 2021, 2022, and 2023 of 11.8%, as reflected in the 2021-2023 operating plan. As illustrated in the graph at right, the Compensation Committee also set a threshold performance level (80% of target), below which no payout for the ROE component of awards is received, and a maximum payout for the ROE component of 200% for performance significantly exceeding target (120% of target).



2021-2023 Compensation Core ROE

Peer-Relative TSR: For 50% of the performance share award, payouts, if any, will be based on company TSR performance at the end of the three-year performance period relative to a Performance Peer Group. The current Performance Peer Group represents 16 industry specific public companies against which we benchmark performance for compensation purposes. While there is some overlap, the Performance Peer Group is distinct from the Corporate Peer Group described on page 51, which includes mutual companies where financial data is not publicly available, as well as companies that compete with us for talent. The Compensation Committee believes that the Performance Peer Group should be limited to publicly traded companies that offer similar products and services and are competing investment choices in capital markets. The Compensation Committee reviews the composition of the Performance Peer Group annually and did not make any changes to this group for 2021 performance share awards.

For each company in the Performance Peer Group, TSR will be measured using a 20-day stock price average at the beginning and the end of the performance period in order to smooth out any volatility. In response to shareholder feedback in prior years, the TSR payout curve for performance share awards targets above-median performance. There is no payout for performance below the 30th percentile; 35% payout for performance at the 30th percentile; target payout for performance at the 55th percentile; and 200% payout for performance at the 85th percentile.

2021 Performance Peer Group	Three-Year Relative TSR Ranking
Alleghany Corp. Allstate Corp. American Financial Group, Inc. Berkley (W. R.) Corp. Chubb Limited Cincinnati Financial Corp. CNA Financial Corp. Everest Re Group, Ltd. Hanover Insurance Group, Inc. Markel Corporation Mercury General Corp. MetLife, Inc. Old Republic International Corp. Progressive Corp. Travelers Companies, Inc. Unum Group	

Stock Options (50% of LTI Awards)

The use of stock options directly aligns the interests of our Senior Executives with those of shareholders because options only have value if the price of our common stock on the exercise date exceeds the stock price on the grant date. The stock options are granted at fair market value, vest in three equal installments over three years, and have a 10-year term.

Diversity Modifier for 2021-2023 Performance Shares

In 2020, the company set a goal to improve diverse representation among its executive ranks by the close of 2030 to 50% women and 20% people of color. In keeping with these aspirations, the Compensation Committee updated the 2021 LTI program to include a performance share modifier tied to the company's progress toward those goals as of the close of 2023. The 2021 performance share awards will pay out between 0% and 200% based on achievement of predetermined TSR and ROE goals. The modifier will increase or decrease the total payout (if any) by 10%* based upon performance against predetermined year-end 2023 representation goals for women and people of color in executive level roles. Final results against these goals will be measured in early 2024.

Representation	As of December 31, 2020	December 31, 2023 Goal	December 31, 2030 Goal
Women	34.1 %	37.3 %	50.0 %
People of Color	10.9 %	12.8 %	20.0 %

Achievement as of December 31, 2023	Performance Share Modifier*
Miss both goals	(10.0)%
Achieve one goal	no adjustment
Achieve both goals	+10%

*Maximum payout nonetheless cannot exceed 200%

The Compensation Committee also intends to include the modifier with 2024 and 2027 performance share awards to encourage progress toward the Company's 2030 executive representation goals, taking into consideration progress to date when establishing targets for each 3-year performance period.

Certification of 2019-2021 Performance Share Awards

On February 26, 2019, the Compensation Committee granted Senior Executives performance shares tied 50% to achievement of average annual Compensation Core ROE goals over a three-year measurement period, and 50% to TSR performance relative to a peer group of 16 companies. For the Core ROE component of the award, achievement of average annual Compensation Core ROE of 9.5%, 11.9% and 14.3% during the measurement period would have resulted in payouts of 35%, 100% and 200% of target, respectively. For the TSR component of the award, there would be no payout for performance below the 30th percentile, 35% payout for performance at the 30th percentile, target payout for median performance, and 200% payout for performance at the 85th percentile.

These performance shares vested as of December 31, 2021, the end of the three-year performance period, and the Compensation Committee certified a payout at 157% of target on February 14, 2022 based on the following results:

- The average of the company's Compensation Core ROE for each year of the measurement period was 12.2%, resulting in a payout of 113% of target for the Compensation Core ROE component of the awards.

- Because the company's TSR during the performance period was above the maximum 85th percentile ranking, there was a payout of 200% of target for the TSR component of the awards.

Details of the 2019 performance shares are given on pages 46-48 of our 2020 Proxy Statement filed with the Securities and Exchange Commission on April 9, 2020.

EXECUTIVE BENEFITS AND PERQUISITES

Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits. Non-qualified savings and retirement plans[1] provide benefits that would otherwise be provided but for the Internal Revenue Code limits that apply to tax-qualified benefit plans.

We provide certain additional perquisites to Senior Executives, including reimbursement of costs for annual physicals and associated travel, certain relocation benefits when a move is required, and occasional use of tickets for sporting and special events previously acquired by the company when no other business use has been arranged and there is no incremental cost to the company. The CEO also has the use of a company car and driver to allow for greater efficiency while commuting.

We own a fractional interest in a corporate aircraft to allow Senior Executives to safely and efficiently travel for business purposes. The corporate aircraft enables Senior Executives to use travel time productively by providing a confidential environment in which to conduct business and eliminating the schedule constraints imposed by commercial airline service. The CEO and President are permitted personal use of corporate aircraft to minimize their time spent on personal travel and to increase the time they are available for business purposes. Corporate aircraft also enables them to work more productively while traveling for time-sensitive personal matters. The President's use of the corporate aircraft for personal travel is subject to an annual limit of $90,000. Our aircraft usage policy otherwise prohibits personal travel via corporate aircraft by Senior Executives except in extraordinary circumstances. There was no personal use by Senior Executives due to extraordinary circumstances in 2021.

From time to time, a Senior Executive's expenses for a purpose deemed important to the business may not be considered "directly and integrally related" to the performance of the Senior Executive's duties as required by applicable SEC rules. These expenses are considered perquisites for disclosure purposes. Examples of such expenses may include attendance at conferences, seminars or award ceremonies, as well as attendance of a Senior Executive's spouse or guest at business events or dinners where spousal or guest attendance is expected.

Whenever required to do so under Internal Revenue Service regulations, we attribute income to Senior Executives for perquisites and the Senior Executive is responsible for the associated tax obligation.

(1) *Effective December 31, 2012, the Hartford Excess Pension Plan II was frozen for all participants, including Senior Executives.*

2021 NAMED EXECUTIVE OFFICERS' COMPENSATION AND PERFORMANCE

In evaluating individual performance, the Compensation Committee considered each NEO's achievements to advance the company's position in our strategic priorities of accelerating profitable organic growth across all businesses, focusing on ROE performance driven by underwriting excellence, generating excess capital to optimize returns, and sustaining an ethical culture supported by industry-leading ESG practices.

CHRISTOPHER SWIFT

Chairman and Chief Executive Officer

Mr. Swift has served as CEO since July 1, 2014; he was also appointed Chairman on January 5, 2015. As CEO, he is responsible for the company's strategy and growth, capital allocation, performance, culture and leadership.

2021 Performance

In reviewing Mr. Swift's performance, the independent directors considered that Mr. Swift delivered outstanding financial results including core earnings of $2.178 billion and a core earnings ROE of 12.7%. The independent directors also considered Mr. Swift's leadership in elevating the company's external ESG profile, including the company being named as the #1 insurer on America's Most JUST Companies list, and implementing DEI unit plans for each of the company's business groups. Finally, the independent directors considered Mr. Swift's success in maintaining employee engagement through a period of uncertainty due to the ongoing COVID-19 pandemic, unsolicited acquisition proposals and the future of work, as well as his efforts to address the impact of the pandemic on mental health.

2021 Compensation Decisions

- **Salary.** $1,150,000, unchanged from 2020.

- **AIP Award.** Target of $3,000,000, unchanged from 2020. The Compensation Committee approved a 2021 AIP award of $4,740,000 (158% of target), which was equal to the company AIP funding level of 158% for 2021.

- **LTI Award.** In February 2021, the Compensation Committee granted him an LTI award of $9,250,000, an increase of 8.8% from the previous year, in the form of 50% stock options and 50% performance shares.

BETH COSTELLO

Executive Vice President and Chief Financial Officer

Ms. Costello has served as CFO since July 1, 2014. As the company's CFO, Ms. Costello is responsible for finance, treasury, capital, accounting, investor relations and procurement.

2021 Performance

In reviewing Ms. Costello's performance, the Compensation Committee considered the exceptional overall company financial performance in 2021 including her execution of the Hartford Next operational transformation and cost reduction plan, successful execution of the company's first investor day in over five years, and support to the Board related to the unsolicited acquisition proposals.

2021 Compensation Decisions

- **Salary.** $725,000, unchanged from 2020.

- **AIP Award.** Target of $1,300,000, a 4% increase from 2020. For 2021, the Compensation Committee approved an AIP award of $2,054,000 (158% of target), which was equal to the company AIP funding level of 158% for 2021.

- **LTI Award.** In February 2021, the Compensation Committee granted her an LTI award of $2,000,000, an increase of 8.1% from the previous year, in the form of 50% stock options and 50% performance shares.

DOUGLAS ELLIOT

President

Mr. Elliot has served as President of The Hartford since July 1, 2014. He leads the company's Property & Casualty business lines (Small Commercial, Middle & Large Commercial, Personal Lines and Global Specialty) as well as Underwriting.

2021 Performance

In reviewing Mr. Elliot's performance, the Compensation Committee considered the exceptional results of our Property & Casualty business including ROE, core earnings and combined ratio, his leadership of a new product roll out in Personal Lines and meaningful support of talent, including his involvement with the EMPOWER leadership development program focused on growing a diverse talent leadership pipeline.

2021 Compensation Decisions

- **Salary.** $950,000, unchanged from 2020.

- **AIP Award.** Target of $1,900,000, unchanged from 2020. For 2021, the Compensation Committee approved an AIP award of $3,002,000 (158% of target), which was equal to the company AIP funding level of 158% for 2021.

- **LTI Award.** In February 2021, the Compensation Committee granted him an LTI award of $5,450,000, an increase of 2.6% from the previous year, in the form of 50% stock options and 50% performance shares.

DAVID ROBINSON

Executive Vice President and General Counsel

Mr. Robinson has served as Executive Vice President and General Counsel since June 1, 2015. He is responsible for The Hartford's law department, government affairs and compliance.

2021 Performance

In reviewing Mr. Robinson's performance, the Compensation Committee considered his leadership in the context of a number of issues facing the company during the year, including a particularly complex regulatory environment, analysis of COVID-19 business interruption claims, the ongoing BSA bankruptcy, and the unsolicited acquisition proposals. Additionally, the Committee noted Mr. Robinson's continued success in talent development.

2021 Compensation Decisions

- **Salary.** $600,000, unchanged from 2020.

- **AIP Award.** Target of $775,000. For 2021, the Compensation Committee approved an AIP award of $1,224,500 (158% of target), which was equal to the company AIP funding level of 158% for 2021.

- **LTI Award.** In February 2021, the Compensation Committee granted him an LTI award of $1,450,000, an increase of 11.5% from the previous year, in the form of 50% stock options and 50% performance shares.

AMY STEPNOWSKI
Executive Vice President, Chief Investment Officer, and President of HIMCO

Ms. Stepnowski has served as Executive Vice President since August 2020. She is responsible for The Hartford's investment operations.

2021 Performance

In reviewing Ms. Stepnowski's performance, the Compensation Committee considered the strong net investment income results both in aggregate and versus benchmark as well as the results of the alternative investment portfolio and its impact on core earnings. Additionally, she made key strategic talent changes via deliberate succession planning and organizational design updates for HIMCO.

2021 Compensation Decisions

- **Salary.** $450,000

- **AIP Award.** Target of $850,000. For 2021, the Compensation Committee approved an AIP award of $1,343,000 (158% of target), which was equal to the company AIP funding level of 158% for 2021.

- **LTI Award.** In February 2021, the Compensation Committee granted her an LTI award of $850,000 in the form of 50% stock options and 50% performance shares.

WILLIAM BLOOM
Former Executive Vice President, Claims, Operations, Technology, and Data & Analytics

Mr. Bloom served as Executive Vice President from July 1, 2014 until July 1, 2021, and continued as an employee of the company in an advisory capacity until his retirement on October 1, 2021. The Compensation Committee approved an AIP award of $1,000,000 to Mr. Bloom based on results achieved through July 1 and to reflect the successful transition of his responsibilities to his successor.

2021 Compensation Decisions

- **Salary.** $625,000, unchanged from 2020.

- **AIP Award.** For 2021, the Compensation Committee approved an AIP award of $1,000,000.

- **LTI Award.** In February 2021, the Compensation Committee granted him an LTI award of $1,600,000, an increase of 23.1% from the previous year, in the form of 50% stock options and 50% performance shares.

PROCESS FOR DETERMINING SENIOR EXECUTIVE COMPENSATION (INCLUDING NEOs)

COMPENSATION COMMITTEE

The Compensation Committee is responsible for reviewing the performance of and approving compensation awarded to those executives who either report to the CEO or who are subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934 (other than the CEO). The Compensation Committee also evaluates the CEO's performance and recommends his compensation for approval by the independent directors. With this input from the Compensation Committee, the independent directors review the CEO's performance and determine his compensation level in the context of the established goals and objectives for the enterprise and his individual performance. The Compensation Committee and the independent directors typically review performance and approve annual incentive awards for the prior fiscal year at their February meeting, along with annual LTI awards and any changes to base salary and target bonus. To assist in this process, the Compensation Committee reviews market and historical compensation information for each NEO to understand how each element of compensation relates to other elements and to the compensation package as a whole, including outstanding equity.

Annual Compensation Design, Payout and Performance Goal-Setting Process

December to January
- Review feedback from fall shareholder engagement
- Approve design of AIP and LTI programs for the upcoming year, including updates to Performance and Corporate Peer Groups
- Determine enterprise AIP funding based on the previous year's actual performance against the pre-established Compensation Core Earnings target and a review of qualitative factors
- Review Senior Executive stock ownership

February
- Review Senior Executive performance for previous year and determine individual AIP awards
- Establish AIP and LTI performance targets based on the company's three-year operating plan
- Review and approve current year total compensation recommendations for Senior Executives, including salary, AIP targets and LTI awards
- Establish Senior Executive leadership goals and objectives for the current year

May to July
- Review Say-on-Pay voting results and recommendations of proxy advisory firms
- Review company pay equity status
- Review talent succession planning, workforce diversity and the company's diversity programs

September
- Review Enterprise Risk Management's annual compensation risk assessment
- Review AIP and LTI program design for the coming year
- Receive independent consultant's annual report on executive compensation trends and regulatory trends

Ongoing
- Monitor the company's year-to-date performance in relation to targets
- Review and consider compensation plans, policies and practices in light of company performance, strategy, shareholder feedback and best practices

COMPENSATION CONSULTANT

Meridian Compensation Partners, LLC ("Meridian") is the Compensation Committee's independent compensation consultant and has regularly attended Compensation Committee meetings since its engagement. Pursuant to the Compensation Committee's charter, Meridian has not provided services to the company other than consulting services provided to the Compensation Committee and, with respect to CEO and director compensation, the Board.

In 2021, following a review of its records and practice guidelines, Meridian provided the Compensation Committee a letter that confirmed its conformity with independence factors under applicable SEC rules and the listing standards of the NYSE.

ROLE OF MANAGEMENT

Our Human Resources team supports the Compensation Committee in the execution of its responsibilities. Our Chief Human Resources Officer oversees the development of the materials for each Compensation Committee meeting, including market data, historical compensation and outstanding equity, individual and company performance metrics and compensation recommendations for consideration by the Compensation Committee (in the case of the CEO, by the independent directors). No member of our management team, including the CEO, has a role in determining their own compensation.

BENCHMARKING

On an annual basis, the Compensation Committee reviews and considers a number of factors in establishing or recommending a target total compensation opportunity for each individual including, but not limited to, market data, tenure in position, experience, sustained performance, and internal pay equity. Although the Compensation Committee considers competitive market data, it does not target a specific market position. The various sources of compensation information the Compensation Committee uses to determine the competitive market for our executive officers are described in more detail below.

2021 Corporate Peer Group

The Compensation Committee reviews the peer group used for compensation benchmarking (the "Corporate Peer Group") periodically or upon a significant change in business conditions for the company or its peers. As part of its review, the Compensation Committee considers many factors, including market capitalization, revenues, assets, lines of business and sources and destinations of talent. For this reason, the Corporate Peer Group differs from the Performance Peer Group described earlier for purposes of the TSR performance measure applicable to performance shares. The Compensation Committee approved the removal of Cigna from the 2021 peer group as they determined that the company was no longer comparable to The Hartford due to a recent acquisition.

Data in millions – as of 12/31/2021[1]

Company Name[2]	Revenues		Assets		Market Cap	
Allstate Corp.	$	50,588	$	99,440	$	33,727
American International Group, Inc.	$	52,049	$	596,112	$	47,211
Berkley (W. R.) Corp.	$	9,455	$	32,087	$	14,553
Chubb Ltd.	$	40,955	$	200,054	$	83,267
Cincinnati Financial Corp.	$	9,630	$	31,387	$	18,359
CNA Financial Corp.	$	11,908	$	66,639	$	11,962
Hanover Insurance Group, Inc.	$	5,228	$	14,254	$	4,663
Lincoln National Corp.	$	19,230	$	387,301	$	12,335
MetLife Inc.	$	71,080	$	759,708	$	52,564
Principal Financial Group Inc.	$	14,263	$	304,657	$	19,172
Progressive Corp.	$	47,677	$	70,591	$	59,994
Travelers Companies Inc.	$	34,816	$	120,466	$	38,483
Unum Group	$	12,014	$	70,116	$	5,023
Voya Financial Inc.	$	3,956	$	171,262	$	7,360
25TH PERCENTILE	$	10,200	$	67,508	$	12,055
MEDIAN	$	16,746	$	109,953	$	18,766
75TH PERCENTILE	$	45,996	$	278,506	$	45,029
THE HARTFORD	$	22,390	$	76,578	$	23,498
PERCENT RANK		55%		40%		56%

(1) Data provided by S&P Global Market Intelligence. The amounts shown in the "Revenues" column reflect adjustments to facilitate comparability across companies.

(2) An additional four non-public companies are included in the Corporate Peer Group as they submit data to relevant compensation surveys utilized in determining appropriate pay levels for Senior Executives: Liberty Mutual, MassMutual, Nationwide Financial, and State Farm.

Use of Corporate Peer Group Compensation Data

When evaluating and determining individual pay levels, the Compensation Committee periodically reviews compensation data prepared by third parties showing the 25th, 50th and 75th percentiles of various pay elements for the companies listed above. As noted previously, the Compensation Committee does not target a specific market position in pay.

The Compensation Committee also reviews general industry survey data published by third parties as a general indicator of relevant market conditions and pay practices, including perquisites. Neither the Compensation Committee nor management has any input into companies included in these general industry or financial services company surveys.

COMPENSATION POLICIES AND PRACTICES

STOCK OWNERSHIP AND RETENTION GUIDELINES

Senior Executives are expected to meet or exceed certain levels of stock ownership to align their interests with those of shareholders. The Compensation Committee has established the following ownership guidelines for the CEO and other NEOs:

Level	(As a Multiple of Base Salary)
CEO	6x
Other NEOs	4x

The Compensation Committee reviews ownership levels annually. NEOs are generally expected to meet these ownership guidelines within five years of appointment to position. As of March 21, 2022, the CEO and each of the other NEOs met their respective guideline.

TIMING OF EQUITY GRANTS

Equity grants may be awarded four times per year, on the first day of a quarterly trading window following the filing of our Form 10-Q or 10-K for the prior period. Our practice is to grant annual equity awards during the first quarterly trading window of the year. This timing ensures that grants are made at a time when the stock price reflects the most current public data regarding our performance and financial condition.

RECOUPMENT POLICY

We have a recoupment policy that allows for the recoupment of any incentive compensation (cash or equity) paid or payable at any time to the extent such recoupment either (i) is required by applicable law or listing standards, or (ii) is determined to be necessary or appropriate in light of business circumstances or employee misconduct.

RISK MITIGATION IN PLAN DESIGN

Management has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Our Enterprise Risk Management function performs a risk review of any new incentive compensation plans or any material changes to existing plans annually and engages an independent third party to complete a comprehensive review of all incentive compensation plans every five years. In 2021, Enterprise Risk Management conducted its annual review and discussed the results of that review with the Compensation Committee. Enterprise Risk Management concluded that current incentive plans do not promote inappropriate risk-taking or encourage the manipulation of reported earnings.

The following features of our executive compensation program guard against excessive risk-taking:

Feature	Rationale
Pay Mix	• A mix of fixed and variable, annual and long-term, and cash and equity compensation encourages strategies and actions that are in the company's long-term best interests. • Long-term compensation awards and overlapping vesting periods encourage executives to focus on sustained company results and stock price appreciation.
Performance Metrics	• Incentive awards based on a variety of performance metrics diversify the risk associated with any single indicator of performance
Equity Incentives	• Stock ownership guidelines align executive and shareholder interests • Equity grants are made only during a trading window following the release of financial results • No reload provisions are included in any stock option awards

Plan Design	• Incentive plans are not overly leveraged, cap the maximum payout, and include design features intended to balance pay for performance with an appropriate level of risk-taking.
	• Our equity incentive plans do not allow:
	  ◦ Stock options with an exercise price less than the fair market value of our common stock on the grant date;
	  ◦ Re-pricing (reduction in exercise price) of stock options without shareholder approval; or
	  ◦ Single trigger vesting of awards upon a Change of Control if awards are assumed or replaced with substantially equivalent awards.

Recoupment	• We have a broad incentive compensation recoupment policy in addition to claw-back provisions under our equity incentive plans.

HEDGING AND PLEDGING COMPANY SECURITIES

We prohibit our employees and directors from engaging in hedging, monetization, derivative and similar transactions involving company securities. In addition, Senior Executives are prohibited from pledging company securities.

POTENTIAL SEVERANCE AND CHANGE OF CONTROL PAYMENTS

The company does not have individual employment agreements. NEOs (other than Ms. Stepnowski) are covered under a severance pay plan that provides severance in a lump sum equal to two times the sum of annual base salary plus target bonus, whether severance occurs before or after a change of control (no gross-up is provided for any change of control excise taxes that might apply). Ms. Stepnowski is covered under a severance pay plan that provides severance in a lump sum that is (i) variable based on years of service with the company but may not exceed 24 months of base salary for a severance that occurs before a change of control and (ii) equal to 24 months of base salary for a severance that occurs after a change of control (no gross-up is provided for any change of control excise taxes that might apply). As a condition to receiving severance, Senior Executives must agree to restrictive covenants covering such items as non-competition, non-solicitation of business and employees, non-disclosure and non-disparagement.

The company maintains change of control benefits to ensure continuity of management and to permit executives to focus on their responsibilities without undue distraction related to concerns about personal financial security if the company is confronted with a contest for control. These benefits are also designed to ensure that in any such contest, management is not influenced by events that could occur following a change of control.

The 2014 Incentive Stock Plan and the 2020 Stock Incentive Plan provide for "double trigger" vesting on a change of control. If an NEO terminates employment for "Good Reason" or their employment is terminated without "Cause" (see definitions on page 67) within two years following a Change of Control (as defined in the plan), then any awards that were assumed or replaced with substantially equivalent awards vest. If the awards were not assumed or replaced with substantially equivalent awards, the awards vest immediately upon the Change of Control.

EFFECT OF TAX AND ACCOUNTING CONSIDERATIONS ON COMPENSATION DESIGN

In designing our compensation programs, we consider the tax and accounting impact of our decisions. In doing so, we strive to strike a balance between designing appropriate and competitive compensation programs for our executives, maximizing the deductibility of such compensation, and, to the extent reasonably possible, avoiding adverse accounting effects and ensuring that any accounting consequences are appropriately reflected in our financial statements.

Tax considerations are factored into the design of our compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date of this proxy statement, the Compensation Committee consists of directors Winter (Chair), Dominguez, Fetter, Roseborough and Ruesterholz, all of whom are independent non-management directors. No Compensation Committee member has served as an officer or employee of The Hartford and no Hartford executive officer has served as a member of a compensation committee or board of directors of any other entity that has an executive officer serving as a member of The Hartford's Board.

REPORT OF THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the company's Annual Report on Form 10-K for the year ended December 31, 2021.

Report submitted as of March 25, 2022 by:

Members of the Compensation Committee:

Matthew E. Winter, Chair
Carlos Dominguez
Trevor Fetter
Teresa W. Roseborough
Virginia P. Ruesterholz

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below reflects total compensation paid to or earned by each NEO.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Christopher Swift Chairman and Chief Executive Officer	2021	1,150,000	—	5,001,475	4,625,000	4,740,000	8,184	299,689	15,824,348
	2020	1,150,000	—	3,740,850	4,250,000	2,400,000	33,824	231,521	11,806,195
	2019	1,150,000	—	4,551,525	4,125,000	4,440,000	48,198	246,025	14,560,748
Beth Costello Executive Vice President and Chief Financial Officer	2021	725,000	—	1,081,400	1,000,000	2,054,000	—	65,800	4,926,200
	2020	725,000	—	814,185	925,000	1,000,000	42,587	65,700	3,572,472
	2019	725,000	—	979,268	887,500	1,850,000	56,823	68,800	4,567,391
Douglas Elliot President	2021	950,000	—	2,946,815	2,725,000	3,002,000	4,363	80,515	9,708,693
	2020	950,000	—	2,336,931	2,655,000	1,520,000	14,901	65,700	7,542,532
	2019	950,000	—	2,841,255	2,575,000	2,812,000	21,419	133,175	9,332,849
David Robinson Executive Vice President and General Counsel*	2021	600,000	—	784,015	725,000	1,224,500	1,489	65,800	3,400,804
	2020	593,750	—	572,130	650,000	580,000	25,565	54,350	2,475,795
	2019	NA	NA	NA	NA	NA	NA	NA	NA
Amy Stepnowski** Executive Vice President, Chief Investment Officer, and President of HIMCO	2021	437,500	—	459,595	425,000	1,343,000	—	65,800	2,730,895
	2020	NA	NA	NA	NA	NA	NA	NA	NA
	2019	NA	NA	NA	NA	NA	NA	NA	NA
William Bloom Former Executive Vice President, Claims, Operations, Technology & Data	2021	471,117	—	865,120	800,000	1,000,000	—	65,800	3,202,037
	2020	625,000	—	572,130	650,000	800,000	21,488	65,700	2,734,318
	2019	612,500	—	689,625	625,000	1,500,000	27,131	65,600	3,519,856

Mr. Robinson was not an NEO prior to 2020.

**Ms. Stepnowski was not previously an NEO*

(1) This column reflects the aggregate grant date fair value of performance shares calculated in accordance with FASB ASC Topic 718 for the fiscal years ended December 31, 2021, 2020 and 2019. Detail on the 2021 grants is provided in the *Grants of Plan Based Awards Table* on page 56. The amounts in this column are not reduced for estimated forfeiture rates during the applicable vesting periods. Other assumptions used in the calculation of these amounts are included in footnote 20 of the company's Annual Report on Form 10-K for 2021 and footnote 19 of the company's Annual Reports on Form 10-K for 2021, 2020 and 2019.

To determine the fair value of the 2021 performance share award under FASB ASC Topic 718, the market value on the grant date is adjusted to reflect the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date. These adjustments result in a value under FASB ASC Topic 718 that is 108.14% of the market value on the grant date.

The number of shares payable under these awards will be based on the actual results as compared to pre-established performance conditions and can range from 0-200% of the target award. The value of performance shares assuming the highest possible outcome of the performance conditions determined at the time of grant (200% of the target award), and including an adjustment for no payment of dividends on 2019 unvested performance shares, would in total be:

NEO	2021 Performance Shares ($) (February 23, 2021 grant date)	2020 Performance Shares ($) (February 25, 2020 grant date)	2019 Performance Shares ($) (February 26, 2019 grant date)
C. Swift	9,250,000	8,500,000	7,664,156
B. Costello	2,000,000	1,850,000	1,649,006
D. Elliot	5,450,000	5,310,000	4,784,292
D. Robinson	1,450,000	1,300,000	NA
A. Stepnowski	850,000	NA	NA
W. Bloom	1,600,000	1,300,000	1,161,197

Under the 2014 Incentive Stock Plan, no more than 500,000 shares in the aggregate can be earned by an individual employee with respect to RSUs and performance share awards made in a single calendar year. Under the 2020 Stock Incentive Plan, no more than 3,000,000 shares in the aggregate can be earned by an individual employee with respect to any awards in a single calendar year, except in the event of a new hire or promotion. As a result, the number of shares ultimately distributed to an employee (or former employee) with respect to awards made in the same year will be reduced, if necessary, so that the number does not exceed these limits.

(2) This column reflects the full aggregate grant date fair value for the fiscal years ended December 31, 2021, 2020 and 2019 calculated in accordance with FASB ASC Topic 718. The amounts in this column are not reduced for estimated forfeitures during the applicable vesting periods. Other assumptions used in the calculation of these amounts are included in footnote 19 of the company's Annual Reports on Form 10-K for 2021, 2020 and 2019.

(3) This column reflects cash AIP awards paid for the respective years.

(4) This column reflects the actuarial increase, if any, in the present value of the accumulated benefits of the NEOs under all pension plans established by the company. The amounts were calculated using discount rate and form of payment assumptions consistent with those used in the company's GAAP financial statements. Actuarial assumptions for 2021 are described in further detail in footnote 2 of the *Pension Benefits Table* on page 59. There were no increases for Ms. Costello, Ms. Stepnowski, and Mr. Bloom. Their present values decreased by $373, $326, and $49,440 respectively.

(5) This column reflects amounts described in the *Summary Compensation Table—All Other Compensation.*

Summary Compensation Table - All Other Compensation

This table provides more details on the amounts presented in the "All Other Compensation" column in the *Summary Compensation Table* on page 54 for the NEOs.

Name	Year	Perquisites ($)[1]	Contributions or Other Allocations to Defined Contribution Plans ($)[2]	Total ($)
Christopher Swift	2021	233,889	65,800	299,689
Beth Costello	2021	—	65,800	65,800
Douglas Elliot	2021	14,715	65,800	80,515
David Robinson	2021	—	65,800	65,800
Amy Stepnowski	2021	—	65,800	65,800
William Bloom	2021	—	65,800	65,800

(1) As permitted by SEC rules, we have included the perquisites and other personal benefits that we provided in 2021 where the aggregate amount of such compensation to an NEO exceeds $10,000. Perquisite amounts for Mr. Swift include personal use of corporate aircraft not requiring reimbursement to the company ($220,721), commuting costs, and expenses related to an executive physical. The perquisite amount for Mr. Elliot represents personal use of corporate aircraft.

(2) This column represents company contributions under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan) and The Hartford Excess Savings Plan (the "Excess Savings Plan"), a non-qualified plan established to "mirror" the qualified plan to facilitate deferral of amounts that cannot be deferred under the 401(k) plan due to Internal Revenue Code limits. Additional information can be found under the "Excess Savings Plan" section of the *Non-Qualified Deferred Compensation Table* beginning on page 61.

GRANTS OF PLAN BASED AWARDS TABLE

This table discloses information about equity awards granted to the NEOs in 2021 pursuant to the 2020 Stock Incentive Plan. The table also discloses potential payouts under the AIP and performance share awards. Actual AIP payouts are reported in the *Summary Compensation Table* on page 54 under the heading "Non-Equity Incentive Plan Compensation." Equity awards have been rounded to the nearest whole share or option.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
C. Swift	2021 AIP		1,050,000	3,000,000	9,000,000							
	Stock Options	2/23/2021								310,820	51.87	4,625,000
	Performance Shares	2/23/2021				15,604	89,165	178,330				5,001,475
B. Costello	2021 AIP		455,000	1,300,000	3,900,000							
	Stock Options	2/23/2021								67,204	51.87	1,000,000
	Performance Shares	2/23/2021				3,374	19,279	38,558				1,081,400
D. Elliot	2021 AIP		665,000	1,900,000	5,700,000							
	Stock Options	2/23/2021								183,132	51.87	2,725,000
	Performance Shares	2/23/2021				9,194	52,535	105,070				2,946,815
D. Robinson	2021 AIP		271,250	775,000	2,325,000							
	Stock Options	2/23/2021								48,723	51.87	725,000
	Performance Shares	2/23/2021				2,446	13,977	27,955				784,015
A. Stepnowski	2021 AIP		297,500	850,000	2,550,000							
	Stock Options	2/23/2021								28,562	51.87	425,000
	Performance Shares	2/23/2021				1,434	8,194	16,387				459,595
W. Bloom	2021 AIP		350,000	1,000,000	3,000,000							
	Stock Options	2/23/2021								53,763	51.87	800,000
	Performance Shares	2/23/2021				2,699	15,423	30,846				865,120

(1) The "Threshold" column shows the payout amount for achieving the minimum level of performance for which an amount is payable under the AIP at 35% of target (no amount is payable if this level of performance is not reached). The "Maximum" column shows the maximum amount payable at 300% of target (the maximum amount payable for an individual AIP award). The actual 2021 AIP award for each NEO is reported in the "Non-Equity Incentive Plan Compensation" column in the *Summary Compensation Table*.

(2) The performance shares granted to the NEOs on February 23, 2021 vest on December 31, 2023, the end of the three year performance period. The vesting percentage is based on the company's TSR performance relative to a peer group established by the Compensation Committee, and performance based on pre-established ROE targets. These two measures are weighted equally (50/50), as described on page 45. The "Threshold" column for this grant represents 17.5% of target which is the payout for achieving the minimum level of performance under either of the two applicable performance measures for which an amount is payable under the program (no amount is payable if this level of performance is not reached). The "Maximum" column for this grant represents 200% of target and is the maximum amount payable. The Compensation Committee added a modifier to performance shares awarded in 2021 tied to the company's diversity and workforce representation goals that may increase or decrease the aggregate payout on 2021 performance share awards (after compensation core ROE and TSR performance objectives have been determined) based upon performance against predetermined year-end 2023 representation goals for women and people of color, with the maximum payout not to exceed 200% of target.

(3) The options granted in 2021 to purchase shares of the company's common stock vest 1/3 per year on each anniversary of the grant date and each option has an exercise price equal to the fair market value of one share of common stock on the grant date. The value of each stock option award is $14.88 and was determined by using a hybrid lattice/Monte-Carlo based option valuation model; this value was not reduced to reflect estimated forfeitures during the vesting period.

(4) The NYSE closing price per share of the company's common stock on February 23, 2021, the date of the 2021 LTI grants for the NEOs, was $51.87. To determine the fair value of the performance share award under FASB ASC Topic 718, the market value

on the grant date is adjusted by a factor of 1.0814 to reflect the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR–END TABLE

This table shows outstanding stock option awards classified as exercisable and unexercisable and the number and market value of any unvested or unearned equity awards outstanding as of December 31, 2021 and valued using $69.04, the NYSE closing price per share of the company's common stock on December 31, 2021.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Chris Swift	3/5/2013	141,388	—	24.15	3/5/2023				
	3/4/2014	103,872	—	35.83	3/4/2024				
	3/3/2015	301,887	—	41.25	3/3/2025				
	3/1/2016	294,481	—	43.59	3/1/2026				
	2/28/2017	302,908	—	48.89	2/28/2027				
	2/27/2018	284,819	—	53.81	2/27/2028				
	2/26/2019	234,842	117,421	49.01	2/26/2029				
	2/25/2020	109,226	218,453	55.27	2/25/2030			80,791	5,577,811
	2/23/2021	—	310,820	51.87	2/23/2031			90,576	6,253,367
Beth Costello	3/4/2014	47,214	—	35.83	3/4/2024				
	3/3/2015	77,830	—	41.25	3/3/2025				
	3/1/2016	72,076	—	43.59	3/1/2026				
	2/28/2017	70,679	—	48.89	2/28/2027				
	2/27/2018	63,194	—	53.81	2/27/2028				
	2/26/2019	50,526	25,264	49.01	2/26/2029				
	2/25/2020	23,772	47,546	55.27	2/25/2030			17,584	1,213,999
	2/23/2021	—	67,204	51.87	2/23/2031			19,584	1,352,079
Douglas Elliot	3/4/2014	87,533	—	35.83	3/4/2024				
	3/3/2015	207,547	—	41.25	3/3/2025				
	3/1/2016	190,486	—	43.59	3/1/2026				
	2/28/2017	201,939	—	48.89	2/28/2027				
	2/27/2018	178,012	—	53.81	2/27/2028				
	2/26/2019	146,598	73,300	49.01	2/26/2029				
	2/25/2020	68,234	136,469	55.27	2/25/2030			50,471	3,484,518
	2/23/2021	—	183,132	51.87	2/23/2031			53,367	3,684,458
David Robinson	3/1/2016	37,068	—	43.59	3/1/2026				
	2/28/2017	40,388	—	48.89	2/28/2027				
	2/27/2018	39,163	—	53.81	2/27/2028				
	2/26/2019	35,582	17,791	49.01	2/26/2029				
	2/25/2020	16,705	33,411	55.27	2/25/2030			12,356	853,058
	2/23/2021	—	48,723	51.87	2/23/2031			14,198	980,230
Amy Stepnowski	2/26/2019	—	—	—				3,695	255,103
	2/25/2020	—	—	—				5,703	393,735
	8/3/2020	—	—	—				8,596	593,468
	2/23/2021	—	28,562	51.87	2/23/2031			8,323	574,620
William Bloom	2/28/2017	40,388	—	48.89	2/28/2027				
	2/27/2018	39,163	—	53.81	2/27/2028				
	2/26/2019	53,373	—	49.01	2/26/2029				
	2/25/2020	50,116	—	55.27	2/25/2030			12,356	853,058
	2/23/2021	53,763	—	51.87	2/23/2031			15,667	1,081,650

(1) Stock options granted to the NEOs vest and become exercisable 1/3 per year on each anniversary of the grant date and generally expire on the tenth anniversary of the grant date. See "(2) Accelerated Stock Option Vesting" on page 65 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(2) This column represents unvested performance share awards at 100% of target. Dividends are not credited on performance shares awarded prior to February 25, 2020; however, dividend equivalents are credited on performance shares awarded on

February 25, 2020 and February 23, 2021, which remain subject to the same terms and conditions as the underlying performance shares to which they relate and are paid only if, and to the extent that, the underlying performance shares vest and are paid. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 65 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for performance shares.

- Performance shares granted on February 25, 2020 vest on December 31, 2022, the end of the three year performance period, based on the company's TSR performance relative to the peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 45 of the 2021 proxy statement.
- Performance shares granted on February 23, 2021 vest on December 31, 2023, the end of the three year performance period, based on the company's TSR performance relative to the peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as well as application of a diversity modifier, as described on page 46 of this proxy statement.

(3) This column reflects the market value of performance shares at 100% of target, plus the value of dividend equivalents credited on performance shares granted on February 25, 2020 and February 23, 2021 as of December 31, 2021.

OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information regarding option awards exercised and stock awards that vested during 2021. The numbers have been rounded to the nearest whole dollar or share.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Christopher Swift	148,448	6,683,649	132,141	9,204,916
Beth Costello	—	—	28,431	1,980,513
Douglas Elliot	6,896	235,664	82,488	5,746,100
David Robinson	—	—	20,021	1,394,638
Amy Stepnowski	—	—	4,452	260,112
William Bloom	65,968	1,826,394	20,021	1,394,638

(1) The amounts in this column reflect the value realized upon the exercise of vested stock options during 2021. The value realized is the difference between the fair market value of common stock on the date of exercise and the exercise price of the option. All options were exercised pursuant to pre-planned trading plans in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

(2) The numbers in this column reflect the total shares of common stock that vested in 2021. RSUs were granted on February 27, 2018 to Ms. Stepnowski and settled in shares of common stock on March 1, 2021 (2,636) and April 19, 2021 (14), respectively. For all NEOs, performance shares were granted on February 26, 2019, vested on December 31, 2021 and paid out at 157% of target following the Compensation Committee's February 14, 2022 certification of company performance against two equally weighted measures:

- at 113% of target for performance against pre-established ROE targets, and
- at 200% of target for the relative TSR performance objective for the three-year performance period January 1, 2019 – December 31, 2021.

(3) The value of performance share awards is based on the NYSE closing price per share of the company's common stock on February 14, 2022 ($69.66), the date the Compensation Committee certified the vesting percentage.

PENSION BENEFITS TABLE

The table below shows the number of years of credited service, the actuarial present value of the accumulated pension benefit, and the actual cash balance account as of December 31, 2021 under the company's tax-qualified pension plan (The Hartford Retirement Plan for U.S. Employees, or the "Retirement Plan") and the non-qualified pension plan (The Hartford Excess Pension Plan II, or the "Excess Pension Plan") for each of the NEOs, except Mr. Bloom. Mr. Bloom had accrued a benefit in respect of a prior period of employment when a final average pay formula was applicable. He was rehired after the cash balance account formula accruals ceased as of December 31, 2012. Therefore, the columns below illustrate Mr. Bloom's accrued final average pay formula benefit for his earlier period of employment.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2][3]	Actual Cash Balance Account or Accrued Benefit ($)[3]	Payments During Last Fiscal Year ($)[3]
Christopher Swift	Retirement Plan	2.83	80,926	79,628	—
	Excess Pension Plan	2.83	450,083	442,866	—
Beth Costello	Retirement Plan	8.67	182,399	175,005	—
	Excess Pension Plan	8.67	226,759	217,566	—
Douglas Elliot	Retirement Plan	1.74	55,925	55,188	—
	Excess Pension Plan	1.74	196,577	193,989	—
David Robinson	Retirement Plan	6.08	147,416	142,772	—
	Excess Pension Plan	6.08	139,479	135,085	—
Amy Stepnowski	Retirement Plan	4.33	93,421	89,403	—
	Excess Pension Plan	4.33	31,749	30,383	—
William Bloom	Retirement Plan	3.50	115,823	—	1,086
	Excess Pension Plan	3.50	—	—	1,458

(1) Benefit accruals ceased as of December 31, 2012 under each Plan, but service continues to be credited for purposes of determining whether employees have reached early or normal retirement milestones. As of December 31, 2021, each of the NEOs was vested at 100% in their Final Average Earnings benefit or cash balance account.

(2) The present value of accumulated benefits under each Plan is calculated assuming that benefits commence at age 65, no pre-retirement mortality, a lump sum form of payment and the same actuarial assumptions used by the company for GAAP financial reporting purposes. Because the cash balance amounts are projected to age 65 using an assumed interest crediting rate of 3.3% (the actual rate in effect for 2021), and the present value as of December 31, 2021 is determined using a discount rate of 2.9%, the present value amounts are similar to the actual December 31, 2021 cash balance accounts.

(3) The present value of the final average pay benefit portion of Mr. Bloom's benefit assumes commencement at the date he would receive an unreduced benefit under the plan (age 62 plus one month) and an annuity form of payment. Mr. Bloom has no accrued benefit under the cash balance formula.

Cash Balance Formula

Employees hired prior to January 1, 2001 accrued benefits under a final average pay formula through December 31, 2008 and accrued benefits under the cash balance formula from January 1, 2009 to December 31, 2012.

For employees hired on or after January 1, 2001, retirement benefits accrued under the cash balance formula until December 31, 2012. Effective December 31, 2012, the cash balance formula under the Retirement Plan and the Excess Pension Plan was frozen for all Plan participants, including the NEOs. Interest continues to be credited on previously accrued amounts, at a rate of 3.3% or based on the 10 year Treasury rate, whichever is greater. All Plan participants are currently vested in their account balances, which they may elect to receive following termination of employment in the form of a single lump sum payment or an actuarially-equivalent form of annuity.

In the event of a Change of Control, each NEO would automatically receive a lump sum of the value of their Excess Pension Plan cash balance benefit as of the date of the Change of Control, provided that the Change of Control also constitutes a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

Final Average Pay Formula

Because Mr. Bloom was previously employed by The Hartford from 1996-1999, he earned benefits under the final average pay formula in effect for employees hired prior to January 1, 2001. This final average pay formula provides an annual pension payable in the form of an annuity commencing as of normal retirement age (age 65) for the participant's lifetime, equal to 2% of the employee's average final pay for each of the first 30 years of credited service prior to January 1, 2009, reduced by 1.67% of the employee's primary Social Security benefit for each of the first 30 years of credited service prior to January 1, 2009. An employee's average final pay is calculated as the sum of (i) average annual base salary for the 60 calendar months of the last 120 calendar months of service prior to 2009 affording the highest average, plus (ii) average annual bonus payments in the five calendar years of the employee's last ten calendar years of service prior to 2009 affording the highest average. Benefits are payable as a single life annuity or reduced actuarially-equivalent amount in order to provide for payments to a contingent annuitant.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Excess Savings Plan

NEOs, as well as other employees, may contribute to the company's Excess Savings Plan, a non-qualified plan established as a "mirror" to the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan). The Excess Savings Plan is intended to facilitate deferral of amounts that cannot be deferred under the 401(k) plan for employees whose compensation exceeds the Internal Revenue Code limit for the 401(k) plan ($290,000 in 2021). When an eligible employee's annual compensation reaches that Internal Revenue Code limit, the eligible employee can contribute up to six percent (6%) of compensation in excess of that limit to the Excess Savings Plan, up to a combined $1 million annual limit on compensation for both plans. The company makes a matching contribution to the Excess Savings Plan in an amount equal to 100% of the employee's contribution. Company contributions to the Excess Savings Plan are fully vested and plan balances are payable in a lump sum following termination of employment.

The table below shows the notional investment options available under the Excess Savings Plan during 2021 and their annual rates of return for the calendar year ended December 31, 2021, as reported by the administrator of the Excess Savings Plan. The notional investment options available under the Excess Savings Plan correspond to the investment options available to participants in the 401(k) plan.

Excess Savings Plan Notional Investment Options

Name of Fund	Rate of Return (for the year ended December 31, 2021)	Name of Fund	Rate of Return (for the year ended December 31, 2021)
The Hartford Stock Fund	44.07 %	Vanguard Target Retirement 2015 Trust	5.85 %
ISP International Equity Fund[1]	8.02 %	Vanguard Target Retirement 2020 Trust	8.26 %
ISP Active Large Cap Equity Fund[2]	25.73 %	Vanguard Target Retirement 2025 Trust	9.93 %
ISP Small/Mid Cap Equity Fund[3]	18.62 %	Vanguard Target Retirement 2030 Trust	11.50 %
State Street S&P 500 Index Fund	28.66 %	Vanguard Target Retirement 2035 Trust	13.11 %
Hartford Stable Value Fund	1.80 %	Vanguard Target Retirement 2040 Trust	14.70 %
Hartford Total Return Bond HLS Fund	-0.95 %	Vanguard Target Retirement 2045 Trust	16.35 %
SSgA Real Asset Fund	21.01 %	Vanguard Target Retirement 2050 Trust	16.63 %
Vanguard Federal Money Market Fund	0.01 %	Vanguard Target Retirement 2055 Trust	16.62 %
State Street Global All Cap Equity Ex-U.S. Index Non-Lending Series Fund	8.68 %	Vanguard Target Retirement 2060 Trust	16.62 %
State Street Russell Small/Mid Cap® Index Non-Lending Series Fund	12.60 %	Vanguard Target Retirement 2065 Trust	16.59 %
Vanguard Target Retirement Income Trust	5.28 %		

(1) The ISP International Equity Fund is a multi-fund portfolio made up of two underlying mutual funds that provides a blended rate of return. The underlying funds are the Hartford International Opportunities HLS Fund (50%) and Sprucegrove All Country World ex USA CIT Fund (50%).

(2) The ISP Active Large Cap Equity Fund is a multi-fund portfolio made up of two underlying funds that provides a blended rate of return. The underlying funds are the Hartford Dividend and Growth HLS Fund (50%) and the Loomis Sayles Growth Fund (50%).

(3) The ISP Small/Mid Cap Equity Fund is a multi-fund portfolio made up of four underlying funds (one mutual fund and three managed separate accounts) that provides a blended rate of return. The underlying funds are the T. Rowe Price QM U.S. Small-Cap Growth Fund (20%), Chartwell Investment Partners Small Cap Value Fund (20%), Hartford MidCap HLS Fund (30%) and LMCG Investments Mid Cap Value Fund (30%).

Non-Qualified Deferred Compensation - Excess Savings Plan

The table below shows the NEO and company contributions, the aggregate earnings credited, and the total balance of each NEO's account under the Excess Savings Plan as of December 31, 2021.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Christopher Swift	42,600	42,600	186,906	–	1,554,487
Beth Costello	42,600	42,600	15,345	–	886,708
Douglas Elliot	42,600	42,600	16,403	–	946,465
David Robinson	42,600	42,600	6,202	–	804,638
Amy Stepnowski	42,600	42,600	81,479	–	774,662
William Bloom	42,600	42,600	110,055	–	827,413

(1) The amounts shown reflect executive contributions into the Excess Savings Plan during 2021 with respect to Annual Incentive Plan cash awards paid in 2021 in respect of performance during 2020. These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* in the 2021 proxy statement.

(2) The amounts shown reflect the company's matching contributions into the Excess Savings Plan in respect of each NEO's service in 2021. These amounts are also included with the company's contributions to the 401(k) plan in the "All Other Compensation" column of the *Summary Compensation Table* on page 54.

(3) The amounts shown represent investment gains (or losses) during 2021 on notional investment funds available under the Excess Savings Plan (which mirror investment options available under the 401(k) plan). No portion of these amounts is included in the *Summary Compensation Table* on page 54 as the company does not provide above-market rates of return.

(4) The amounts shown represent the cumulative amount that has been credited to each NEO's account under the applicable plan as of December 31, 2021. The amounts reflect the sum of the contributions made by each NEO and the company since the NEO first began participating in the Excess Savings Plan (including executive and company contributions reported in the Summary Compensation Tables in previous years), adjusted for any earnings or losses as a result of the performance of the notional investments. The reported balances are not based solely on 2021 service.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following section provides information concerning the value of potential payments and benefits as of December 31, 2021 that would be payable to NEOs following termination of employment under various circumstances or in the event of a Change of Control (as defined on page 67). Benefit eligibility and values as of December 31, 2021 vary based on the reason for termination.

Senior Executive Severance Pay Plan

The NEOs (other than Ms. Stepnowski) participate in The Hartford Senior Executive Officer Severance Pay Plan (the "Senior Executive Officer Plan"), which provides specified payments and benefits to participants upon termination of employment as a result of severance eligible events. The Senior Executive Officer Plan applies to the NEOs (other than Ms. Stepnowski) and other executives that the Chief Human Resources Officer (the "Plan Administrator") approves for participation. As a condition to participate in the Senior Executive Officer Plan, the NEOs must agree to such restrictive covenants as are required by the Plan Administrator. In addition to confidentiality and non-disparagement provisions that continue after termination of employment, the NEOs have agreed that, while employed and for a one-year period following a termination of employment, they are subject to non-competition and non-solicitation provisions. Ms. Stepnowski participates in a similar severance pay plan (The Hartford Senior Executive Severance Pay Plan). The Hartford Senior Executive Severance Pay Plan provides specified payments and benefits to participants upon termination of employment as a result of severance eligible events, requires Ms. Stepnowski to agree to restrictive covenants as required by the Plan Administrator, and contains the same confidentiality, non-disparagement, non-competition and non-solicitation provisions as required by the Senior Executive Officer Plan.

If an NEO (other than Ms. Stepnowski) is involuntarily terminated, other than for Cause (as defined on page 67), the NEO would receive a lump sum severance amount equal to two times the sum of their annual base salary and the target AIP award, both determined as of the involuntary termination date, payable within 60 days of termination. If Ms. Stepnowski is involuntarily terminated, other than for Cause (as defined on page 67), she would receive a lump sum severance amount equal to 22 months of her base salary, determined as of the involuntary termination date, payable within 60 days of termination. Treatment of the AIP award for the year in which the termination occurs, outstanding and unvested LTI awards and other benefits as of the termination date if an NEO is involuntarily terminated other than for Cause (including if the NEO is, or is not, retirement eligible) are described in Footnotes 1, 2, 3 and 5 to the table below.

Treatment upon a Change of Control

If, within the two year period following a Change of Control (as defined on page 67), (1) the NEO is involuntarily terminated by the company other than for Cause, or (2) the NEO voluntarily terminates employment with the company for Good Reason (as defined on page 67), then the NEO (other than Ms. Stepnowski) would receive the same severance pay under the Senior Executive Officer Plan as the NEO would have received in the event of involuntary termination before a Change of Control (Ms. Stepnowski would receive a lump severance amount equal to 24 months of her base salary), and would be eligible for a pro rata AIP award as set forth above, except that the pro rata AIP award payable would be at least the same percentage of the target level of payout as is generally applicable to executives whose employment did not terminate. LTI awards would not vest automatically upon a Change of Control so long as the Compensation Committee determines that, upon the Change of Control, the awards would either continue to be honored or be replaced with substantially equivalent alternative awards. If the awards were so honored or replaced, then those awards would fully vest if, within the two year period following the Change of Control, (1) the NEO was involuntarily terminated by the company other than for Cause, or (2) the NEO voluntarily terminated employment with the company for Good Reason.

In the event of a Change of Control, the NEO would receive a lump sum equal to the present value of their benefit under the Excess Pension Plan and their Excess Savings Plan balance, provided that the Change of Control also constituted a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code. (See (6) Additional Pension Benefits below for a description of Mr. Bloom's Excess Pension Plan benefit upon a Change in Control.)

No gross-up would be provided for any excise taxes that apply to an NEO upon a Change of Control.

Other Benefits in the Event of Death or Disability

In the event of death, an NEO would receive a company-paid life insurance benefit in addition to whatever voluntary group term life insurance coverage is in effect. The company paid benefit would equal one times salary with a cap of $500,000, unless the employee had elected a flat amount of $50,000.

In the event of disability, the NEO would be entitled to short and long term disability benefits if they were disabled in accordance with the terms of the applicable plan. Upon the commencement of long term disability benefits and while in receipt of long term disability benefits, each NEO would be eligible to participate in company health benefit and life insurance plans for up to a maximum of three years.

Eligibility for Retirement Treatment

For AIP awards, an NEO will receive retirement treatment if they meet the following retirement definition as of the last date paid: (i) the NEO is at least age 55 with at least 5 years of service, and (ii) age plus service equals or exceeds 65 (the "Rule of 65"). Messrs. Swift, Elliot, Robinson, and Bloom were eligible to receive retirement treatment for their AIP awards as of December 31, 2021, under the Rule of 65, as described below.

For the 2019, 2020 and 2021 LTI awards, an NEO will receive retirement treatment if they provide written notice three months in advance of their planned retirement date, continue to perform their job responsibilities satisfactorily, and meet the Rule of 65. Messrs. Swift, Elliot, Robinson, and Bloom were eligible to receive retirement treatment for their 2019, 2020 and 2021 LTI awards under the Rule of 65, as described below.

Payments upon Termination or Change of Control

The table and further discussion below (including the section titled Treatment of Former NEO) address benefits that would be payable to the NEOs as of December 31, 2021 assuming their termination of employment on December 31, 2021 under various circumstances or in the event of a Change of Control effective December 31, 2021 (and, in the case of Mr. Bloom, that were actually payable upon his retirement on October 1, 2021). The benefits discussed below are in addition to:

- The vested stock options set forth in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 57,

- The vested performance shares set forth in the *Option Exercises and Stock Vested Table* on page 58,

- The vested pension benefits set forth in the *Pension Benefits Table* on page 59, and

- The vested benefits set forth in the *Non-Qualified Deferred Compensation Table* on page 61 (benefits payable from the Excess Savings Plan).

The amounts shown for accelerated stock option and other LTI vesting are calculated using the NYSE closing price per share of the company's common stock on December 31, 2021 of $69.04.

Payment Type	Christopher Swift	Beth Costello	Douglas Elliot	David Robinson	Amy Stepnowski
VOLUNTARY TERMINATION OR RETIREMENT					
2021 AIP Award ($)(1)	4,740,000	—	3,002,000	1,224,500	—
Accelerated Stock Option Vesting ($)(2)	10,696,820	—	6,491,754	1,652,997	—
Accelerated Performance Share Vesting ($)(3)	11,831,208	—	7,168,926	1,833,339	—
Accelerated Other LTI Vesting ($)(3)	—	—	—	—	—
Benefits Continuation and Outplacement ($)(5)	—	—	—	—	—
TOTAL TERMINATION BENEFITS ($)	**27,268,028**	**—**	**16,662,680**	**4,710,836**	**—**
INVOLUNTARY TERMINATION – NOT FOR CAUSE					
2021 AIP Award ($)(1)	4,740,000	2,054,000	3,002,000	1,224,500	1,343,000
Cash Severance ($)(4)	8,300,000	4,050,000	5,700,000	2,750,000	825,000
Accelerated Stock Option Vesting ($)(2)	10,696,820	1,160,746	6,491,754	1,652,997	—
Accelerated Performance Share Vesting ($)(3)	11,831,208	1,260,025	7,168,926	1,833,339	257,167
Accelerated Other LTI Vesting ($)(3)	—	—	—	—	703,402
Benefits Continuation and Outplacement ($)(5)	43,997	44,376	37,922	43,997	43,997
TOTAL TERMINATION BENEFITS ($)	**35,612,025**	**8,569,147**	**22,400,602**	**7,504,833**	**3,172,566**
CHANGE OF CONTROL/ INVOLUNTARY TERMINATION NOT FOR CAUSE OR TERMINATION FOR GOOD REASON					
2021 AIP Award ($)(1)	4,740,000	2,054,000	3,002,000	1,224,500	1,343,000
Cash Severance ($)(4)	8,300,000	4,050,000	5,700,000	2,750,000	900,000
Accelerated Stock Option Vesting ($)(2)	10,696,820	2,314,639	6,491,754	1,652,997	490,410
Accelerated Performance Share Vesting ($)(3)	11,831,208	2,566,080	7,168,926	1,833,339	673,068
Accelerated Other LTI Vesting ($)(3)	—	—	—	—	1,143,922
Benefits Continuation and Outplacement ($)(5)	43,997	44,376	37,922	43,997	43,997
TOTAL TERMINATION BENEFITS ($)	**35,612,025**	**11,029,095**	**22,400,602**	**7,504,833**	**4,594,397**
INVOLUNTARY TERMINATION – DEATH OR DISABILITY					
2021 AIP Award ($)(1)	4,740,000	2,054,000	3,002,000	1,224,500	1,343,000
Accelerated Stock Option Vesting ($)(2)	10,696,820	2,314,639	6,491,754	1,652,997	490,410
Accelerated Performance Share Vesting ($)(3)	11,831,208	2,566,080	7,168,926	1,833,339	673,068
Accelerated Other LTI Vesting ($)(3)	—	—	—	—	1,143,922
Benefits Continuation ($)(5)	56,385	57,523	38,160	56,385	56,146
TOTAL TERMINATION BENEFITS ($)	**27,324,413**	**6,992,242**	**16,700,840**	**4,767,221**	**3,706,546**

(1) **2021 AIP Award**

Voluntary Termination or Retirement. Generally, upon a voluntary termination of employment during 2021, the NEO would not be eligible to receive an AIP award for 2021 unless the Compensation Committee determined otherwise. However, an NEO who is eligible for retirement treatment for an AIP award would be entitled to receive a pro rata award for 2021 based on the portion of the year served, payable no later than March 15 following the calendar year of termination. Messrs. Swift, Elliot, and Robinson were eligible for retirement treatment as of December 31, 2021 under the AIP. The amounts shown represent the actual award payable for 2021, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 54.

Involuntary Termination – Not For Cause. Each NEO would be eligible for a pro rata portion of their 2021 AIP award. The amounts shown represent the actual award payable for 2021, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 54.

Involuntary Termination – Not For Cause, or a Termination For Good Reason, Within Two Years Following a Change of Control. Each NEO would be eligible for a pro rata portion of their 2021 AIP award, commensurate with amounts received by the executives who did not terminate employment. The amounts shown represent the actual award payable for 2021, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 54.

Involuntary Termination For Cause. No AIP award would be payable.

Death or Disability. Each NEO would receive a 2021 AIP award comparable to the award that would have been paid had they been subject to an involuntary termination (not for Cause).

(2) **Accelerated Stock Option Vesting**

Voluntary Termination or Retirement. For a voluntary termination, all unvested options would be canceled, unless the Compensation Committee determined otherwise. Each NEO would be entitled to exercise stock options vested as of the date of their termination of employment within the four month period following termination of employment but not beyond the scheduled expiration date.

If the NEO is retirement eligible, unvested stock options would immediately vest. Vested options would need to be exercised no later than the scheduled expiration date. Messrs. Swift, Elliot, and Robinson, were eligible for retirement treatment as of December 31, 2021 on their 2019, 2020 and 2021 option awards.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata vesting of unvested stock options as long as the options had been outstanding for at least one year from the date of grant. Stock options vested as of the date of termination of employment would need to be exercised within the four month period following termination of employment but not beyond the scheduled expiration date.

If the NEO is retirement eligible, unvested stock options would immediately vest. Vested options would need to be exercised no later than the scheduled expiration date. Messrs. Swift, Elliot, and Robinson were eligible for retirement treatment as of December 31, 2021 on their 2019, 2020 and 2021 option awards.

Change of Control. Stock options would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the stock option awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. Stock options, if vested upon the Change of Control, would be exercisable for the remainder of their original term. The amounts shown in the Change of Control section of the table provide the value of accelerated stock option vesting presuming that all options were to vest upon a Change of Control on December 31, 2021 (i.e., that the stock option awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause) or quit for Good Reason.

Involuntary Termination For Cause. All unvested stock options would be canceled.

Death or Disability. All unvested stock options would fully vest and would need to be exercised no later than the scheduled expiration date.

(3) **Accelerated Vesting of Performance Shares and Other LTI Awards**

Voluntary Termination or Retirement. For a voluntary termination, unvested performance shares and RSUs would be canceled as of the termination of employment date, unless the Compensation Committee determined otherwise. For retirement eligible employees, performance share awards granted on February 25, 2020 and February 23, 2021 would fully vest, subject to compliance with a non-competition provision. As of December 31, 2021, Messrs. Swift, Elliot, and Robinson were eligible to receive retirement treatment on their outstanding performance share awards, subject to compliance with the non-competition provision. The amounts shown included dividend equivalents accrued as of December 31, 2021 on February 25, 2020 and February 23, 2021 performance awards.

Involuntary Termination – Not For Cause. Messrs. Swift, Elliot, and Robinson, would receive full vesting for their 2020 and 2021 performance share awards due to eligibility for retirement treatment, subject to compliance with the non-competition provision. Ms. Costello and Ms. Stepnowski, who are not retirement eligible, would be entitled to pro rata treatment of 2020 and 2021 performance share awards at the end of the applicable performance period. The amount shown is the value the NEO would be entitled to at the end of the respective performance period for these awards to which pro rata or full payment applies, based on $69.04, the closing stock price on December 31, 2021, and payout at target. The amounts shown include dividend equivalents accrued as of December 31, 2021 on February 25, 2020 and February 23, 2021 performance awards.

Change Of Control. RSU and performance share awards would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the RSU awards and the performance share awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. The amounts shown in the Change of Control section of the table indicate the value of accelerated vesting presuming that all awards were to vest upon the Change of Control (i.e., the performance share awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause or quit for Good Reason), based on $69.04, the closing stock price on December 31, 2021, and, in the case of performance shares, a payout at target. The Compensation Committee could determine that performance share awards would pay out at greater than the target amount. The amounts shown include dividend equivalents accrued as of December 31, 2021 on February 25, 2020 and February 23, 2021 performance awards.

Involuntary Termination For Cause. All unvested awards would be canceled.

Death or Disability. Performance share awards and other LTI granted in 2020 and 2021 would vest in full at target and be payable within 60 days of the termination date. The amounts shown include dividend equivalents accrued as of December 31, 2021 on February 25, 2020 and February 23, 2021 performance awards.

(4) Cash Severance Payments

Voluntary Termination or Retirement, Involuntary Termination For Cause, Death or Disability. No benefits would be payable.

Involuntary Termination - Not For Cause Before or After a Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO (other than Ms. Stepnowski) would receive a severance payment calculated as a lump sum equal to two times the sum of base salary and the target AIP award at the time of termination (assumed to be December 31, 2021 for this purpose). For an involuntary termination not for Cause before a Change of Control, Ms. Stepnowski would receive a severance payment calculated as a lump sum equal to 22 months of her base salary at the time of termination (assumed to be December 31, 2021 for this purpose). For an involuntary termination not for Cause after a Change of Control, or a termination for Good Reason within two years following a Change of Control, Ms. Stepnowski would receive a severance payment calculated as a lump sum equal to 24 months of her base salary at the time of termination (assumed to be December 31, 2021 for this purpose).

In the event of termination after a Change of Control, if the aggregate present value of payments contingent on the Change of Control would result in payment by the NEO of an excise tax on "excess parachute payments," as described in regulations under Sections 280G and 4999 of the Internal Revenue Code, then the severance amounts shown would be reduced if, as a result, the NEO would thereby receive more on an after-tax basis than they would receive if the reduction in the severance amount was not made. The amounts shown assume that such reduction does not occur.

(5) Benefits Continuation and Outplacement

Voluntary Termination or Retirement. No benefits would be payable. NEOs who terminate employment after attaining age 55 and completing 10 years of service can elect coverage under a company high deductible health plan until age 65 at their own expense.

Involuntary Termination - Not For Cause, Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would be provided up to one-year of health benefits at the employee cost and up to one-year of executive outplacement services. The amounts shown represent the estimated employer cost of health coverage continuation and outplacement for one year.

Involuntary Termination - Death or Disability. Each NEO would be provided 36 months of life and health benefits continuation from the date of termination due to long term disability. The amounts shown represent the estimated employer cost of life and health coverage continuation for three years.

TREATMENT OF FORMER NEO

In July 2021, the company announced Mr. Bloom's decision to retire. As part of his transition, he continued as an employee of the company in an advisory capacity until his retirement on October 1, 2021. No adjustments were made to Mr. Bloom's salary or benefits during this transition period. Upon Mr. Bloom's retirement on October 1, 2021, his outstanding, unvested equity awards received the following treatment, pursuant to the standard terms and conditions of the relevant plan documents:

- Stock options granted on February 26, 2019 accelerated so that the final tranche of 17,791 options became vested on October 1, 2021, which are included in the *Outstanding Equity* table on page 57.
- Stock options granted on February 25, 2020 accelerated so that the final two tranches of 33,411 options became vested on October 1, 2021, which are included in the *Outstanding Equity* table on page 57.
- Stock options granted February 23, 2021 accelerated so that all 53,763 options became vested on October 1, 2021, which are included in the *Outstanding Equity* table on page 57.

- Performance shares granted in 2020 and 2021 will vest based on actual performance following the end of their respective performance periods, subject to Mr. Bloom's compliance with the non-competition provision applicable to such awards during the remainder of their respective performance periods. Such awards remain subject to the achievement of the applicable performance criteria and will be paid in 2023 and 2024, respectively, following certification of performance at the end of the applicable performance periods. The value of these awards at the end of their respective performance periods, based on the closing stock price on December 31, 2021 ($69.04) and payout at target performance, and including dividend equivalents accrued as of December 31, 2021, would be $1,934,708, which is included in the *Outstanding Equity* table on page 57.

Mr. Bloom also received a cash AIP award of $1,000,000 as shown in the *Summary Compensation Table* on page 54.

DEFINITIONS

"Cause" as used above is defined differently, depending upon whether an event occurs before or after a Change of Control.

- Prior to a Change of Control, "Cause" is generally defined as termination for misconduct or other disciplinary action. With respect to 2021 LTI awards, prior to a Change of Control, "Cause" is defined as termination of the executive's employment due to the executive engaging in any of the following (as determined by the company in its sole discretion): (i) the willful failure to perform substantially the executive's employment-related duties; (ii) the executive's willful or serious misconduct that has caused or could reasonably be expected to result in material injury to the business or reputation of the company; (iii) the executive's conviction of, or entering a plea of guilty or nolo contendere to, a crime constituting a felony; or (iv) the executive's breach of any written covenant or agreement with the company or any material written policy of the company.
- Upon the occurrence of a Change of Control, "Cause" is generally defined as the termination of the executive's employment due to: (i) a felony conviction; (ii) an act or acts of dishonesty or gross misconduct which result or are intended to result in damage to the company's business or reputation; or (iii) repeated violations by the executive of the obligations of their position, which violations are demonstrably willful and deliberate and which result in damage to the company's business or reputation.

"Change of Control" is generally defined as:

- The filing of a report with the SEC disclosing that a person is the beneficial owner of 40% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- A person purchases shares pursuant to a tender offer or exchange offer to acquire stock of the company (or securities convertible into stock), provided that after consummation of the offer, the person is the beneficial owner of 20% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- The consummation of a merger, consolidation, recapitalization or reorganization of the company approved by the stockholders of the company, other than in a transaction immediately following which the persons who were the beneficial owners of the outstanding securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction are the beneficial owners of at least 55% of the total voting power represented by the securities of the entity surviving such transaction entitled to vote in the election of directors of such entity in substantially the same relative proportions as their ownership of the securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction;
- The consummation of a sale, lease, exchange or other transfer of all or substantially all the assets of the company approved by the stockholders of the company; or
- Within any 24 month period, the persons who were directors of the company immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the company, provided that any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director (A) was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of this clause, and (B) was not designated by a person who has entered into an agreement with the company to effect a merger or sale transaction described above.

"Good Reason" is generally defined as:

- The assignment of duties inconsistent in any material adverse respect with the executive's position, duties, authority or responsibilities, or any other material adverse change in position, including titles, authority or responsibilities;
- A material reduction in base pay or target AIP award;
- Being based at any office or location more than 50 miles from the location at which services were performed immediately prior to the Change of Control (provided that such change of office or location also entails a substantially longer commute);
- A failure by the company to obtain the assumption and agreement to perform the provisions of the Senior Executive Officer Plan (or, in the case of Ms. Stepnowski, The Hartford Senior Executive Severance Pay Plan) by a successor; or
- A termination asserted by the company to be for cause that is subsequently determined not to constitute a termination for Cause.

CEO Pay Ratio

For 2021, Mr. Swift had total compensation, as reported in the *Summary Compensation Table* on page 54, of $15,824,348, while our median employee had total compensation of $106,940, yielding a CEO pay ratio of 148 times the median. Annual base salary at year-end 2021 was used to determine the median employee; no statistical sampling was used. The median employee's total compensation was calculated in the same manner as for the CEO in the *Summary Compensation Table.* All non-U.S. employees were excluded using the 5% *de minimis* rule (163 employees were based in the U.K., 8 in Hong Kong, 7 in Canada, and 4 in Switzerland).

ITEM 4

ADVISORY APPROVAL OF PREFERRED FREQUENCY FOR ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

Section 14A of the Securities Exchange Act of 1934, as amended, provides that shareholders can indicate their preference, at least once every six years, as to how frequently the company should seek an advisory vote on NEO compensation as disclosed pursuant to the SEC's compensation disclosure rules. By voting on this proposal, shareholders may indicate whether they would prefer that the company seek future advisory votes on NEO compensation once every one, two, or three years.

The Board believes that an advisory vote on NEO compensation that occurs every year is the most appropriate alternative for the company and therefore recommends that you vote for a one-year interval for the advisory vote on executive compensation. In formulating its recommendation, the Board considered that an annual advisory vote on NEO compensation will enable shareholders to provide direct input to the company regarding its compensation philosophy, policies and practices as disclosed in the proxy statement each year. Setting a one year period for holding this stockholder vote will enhance stockholder communication by providing a clear, simple means for the company to ascertain general investor sentiment regarding the company's executive compensation program.

Shareholders may cast a vote on the preferred voting frequency by selecting the option of 1 year, 2 years, 3 years, or abstain, when voting in response to the resolution set forth below:

> RESOLVED, that the option of every 1 year, 2 years, or 3 years which receives the highest number of votes cast for this resolution will be the preferred frequency with which the company is to provide shareholders with the opportunity to vote to approve the compensation of named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

The option of every one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on NEO compensation that has been selected by shareholders. Because the required vote is advisory, it will not be binding upon the Board. The Board will, however, take into account the outcome of the vote when considering the frequency with which the company will provide shareholders the opportunity to vote to approve the compensation of NEOs.

 The Board recommends that shareholders vote for the option of every "**1 year**" as the frequency with which shareholders are provided an opportunity to vote on named executive officer compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

ITEM 5

SHAREHOLDER PROPOSAL THAT THE COMPANY'S BOARD ADOPT POLICIES ENSURING ITS UNDERWRITING PRACTICES DO NOT SUPPORT NEW FOSSIL FUEL SUPPLIES

We have received notice of the intention of shareholder Green Century Capital Management Inc., on behalf of The Green Century Funds to present the following proposal at the Annual Meeting. In accordance with federal securities regulations, the text of the stockholder proposal and supporting statement appears below exactly as received, other than minor formatting changes. The contents of the proposal or supporting statement are the sole responsibility of the proponent, and we are not responsible for the content of the proposal or any inaccuracies it may contain. The Company will promptly provide the address of the proponent and the number of shares owned by it upon request directed to the Company's Senior Vice President and Corporate Secretary.

Whereas:
The Intergovernmental Panel on Climate Change (IPCC) reported that global greenhouse gas emissions must reach net zero by 2050 in order to limit a global temperature increase to 1.5 degrees Celsius by 2100, thereby averting the worst impacts of climate change. Building on the IPCC's findings, the International Energy Agency (IEA) issued a report, Net Zero by 2050, which provides a comprehensive pathway for the energy sector to transition to net zero emissions by 2050. The report is unequivocal about the expansion of fossil fuel supplies, saying "Beyond projects already committed as of 2021, there are no new oil and gas fields approved for development in our pathway, and no new coal mines or mine extensions are required" to ensure stable and affordable energy supplies.

As a property and casualty insurer, The Hartford Financial Services Group, Inc. ("The Hartford") is uniquely exposed to climate risks because it underwrites policies meant to protect its customers' homes and businesses from the impacts of climate-driven catastrophes such as storms, wildfires, and heat waves. It also underwrites policies for the fossil fuel industry, whose emissions are widely believed to amplify devastating storms, wildfires, and heat waves. These practices are fundamentally incompatible. While The Hartford restricts underwriting of investments in new coal-fired power plants and companies that primarily operate in coal mining, coal power, and tar sands extraction, investors are concerned that The Hartford's efforts are not sufficiently aligned with global efforts to reduce emissions through, for example, the Paris Agreement. Further, the Company lags behind European peers, including AXA, Allianz, Aviva, Generali, Munich Re, SCOR, Swiss Re, and Zurich, that have committed to transitioning their underwriting portfolios to net zero emissions by 2050.

To develop a credible net zero commitment, the United Nations Environmental Program Finance Initiative suggests that financial institutions including insurers engaged in underwriting "begin aligning with the required assumptions and implications of Intergovernmental Panel on Climate Change's 1.5 degrees Celsius no/low overshoot pathways as soon as possible." Further, "All no/low overshoot scenarios indicate an immediate reduction in fossil fuels, signaling that investment in new fossil fuel development is not aligned with 1.5 degrees Celsius."

Resolved:
Shareholders request that The Hartford's Board of Directors adopt and disclose new policies to help ensure that its underwriting practices do not support new fossil fuel supplies, in alignment with the IEA's Net Zero Emissions by 2050 Scenario.

Supporting Statement:
The board and management, in its discretion, should define the scope, time frames and parameters of the policy, including defining "new fossil fuel supplies," with an eye toward the well-accepted definition that new fossil fuel supplies include exploration for and/ or development of oil, gas, and coal resources or reserves beyond those fields or mines already in production.

The Board of Directors unanimously recommends that shareholders vote "**AGAINST**" this Proposal for the following reasons:

✗

- The Hartford is a leader in the insurance industry in its efforts to address climate change and support the global energy transition;

- The Hartford has announced a goal to achieve net zero greenhouse gas emissions for its full range of business and operations by 2050, in alignment with the Paris Climate Accord;

- The Hartford does not support divestiture-first strategies as an effective path to net zero;

- The Proposal would create regulatory risk and complexity without any benefit;

- The Proposal would encroach upon The Hartford's underwriting judgment; and

- The Proposal runs counter to shareholder sentiment and the direct feedback we have heard during our regular discussions with shareholders.

After careful consideration, the Board of Directors has reached the conclusion the Proposal must be rejected. The Hartford is already a recognized leader in ESG across the U.S. property & casualty and group benefits industry. The Hartford is one of the first U.S. insurers to set a goal of net zero greenhouse gas emissions for its full range of businesses and operations by 2050, in alignment with the Paris Climate Accord. The Hartford is willing to help lead the industry in the global energy transition, but what the Proposal seeks is not an appropriate way to do so. Instead, the Proposal presents significant potential to undermine the Company's efforts, as it does not account for the risks and complexities associated with a highly-regulated insurance company adopting a broad, exclusionary policy. ESG leadership is a critical strategic priority, and consistent with that focus, we are proactive and thoughtful in the way we are navigating the global energy transition. The Hartford's commitment to climate is reflected in our history and our present. The 2021 UN Global Climate Change Conference in Glasgow invigorated the marketplace of ideas about how businesses should do their part We are building on our early initiatives and successes on climate-related matters, sharpening our ambitions as we go and keeping our shareholders informed.

The Hartford is a leader in the insurance industry in its efforts to address climate change and support the global energy transition.

The Company has adopted a number of goals, commitments and policies, after extensive analysis, focused on addressing climate change and supporting the global energy transition. To that end, among other things, the Company has:

- Pledged to stop insuring or investing in companies that generate more than 25% of their revenues from thermal coal mining or more than 25% of their energy production from coal.

- Committed to reducing our greenhouse gas emissions (GHGe*), achieving a reduction of at least 2.1% of GHGe each year, resulting in a minimum decrease of 25.7% by 2027 and 46.2% by 2037 (using 2015 as the base year). Since 2007, the Company has decreased GHGe by 83.9%.

- Offered premium discounts to encourage the purchase of electric vehicles and the use of energy-efficient equipment and building materials by our customers.

- Committed $2.5 billion over the next five years to investing in technologies, companies and funds that are advancing the energy transition and addressing climate change.

These goals, commitments and policies were the result of careful consideration of the impact they would have on environmental issues as well as the impact they would have on the business of the Company's customers and the business of the Company (including shareholder value creation). The Company also remains committed to transparency, publishing annual TCFD and SASB reports to outline corporate actions and progress towards its climate goals.

The Hartford has announced a goal to achieve net zero greenhouse gas emissions for its full range of businesses and operations by 2050, in alignment with the Paris Climate Accord.

The Hartford's net zero by 2050 goal builds on our existing mission on climate and decarbonization. We are embracing ESG principles throughout the organization and demonstrating our leadership in the business community by setting ambitious ESG goals. We have several carbon-reducing missions already in progress that further net zero objectives, including the successful implementation of our Coal and Tar Sands Policy, our commitments to 100% renewable-energy-source consumption for our facilities by 2030, and to reduce Scope 1, 2, and certain Scope 3 GHGe through 2037, as well as our commitment to TCFD and CDP disclosures.

The Hartford does not support divestiture-first strategies as an effective path to net zero.

Many of the Company's customers in the fossil fuel sector recognize the reality of the collective effort needed to address our global climate challenges. These companies have announced, or are expected to announce goals, plans and targets to adapt their business models in furtherance of these efforts. The Company and its management have the experience and expertise to responsibly support these companies as they take on these fundamental shifts to their businesses in the coming years. A divestiture-first strategy would limit our own solution set, both in our ability to build a net zero path and to provide strategic partnership to others working towards that same end. The Proposal assumes, without any factual or empirical support, that a divestiture-first approach is the best strategy to fulfill a net zero goal (in this case, the IEA's Net Zero Emissions by 2050 Roadmap). The Company does not agree, and believes strongly that appropriate assessment of risk is best for the Company and its stakeholders. In fact, the IEA report does not include recommendations regarding insurance underwriting, or indeed insurance at all, and the other agreements and programs cited in the supporting statement similarly lack any support for the type of prohibitive steps that the Proposal appears to seek.

The Company has established an ESG Underwriting Council, comprised of senior leaders in the P&C and Group Benefits businesses, to further embed ESG principles into underwriting processes and develop business and product development opportunities that align with our climate goals and progress.   The Committee will evaluate and recommend opportunities to adopt and optimize underwriting practices to support the energy transition and combat climate change, with a full understanding of the risks and complexities that are unique to the Company and the insurance industry. We continue to believe that our management is in the best position to make decisions related to our underwriting activities, and to assess the risks associated with doing business in particular sectors and with particular customers.

Further, the Proposal could have far-reaching consequences and affect the Company's profitability, cause the Company to incur financial and other costs to implement the Proposal and could pose other unknown risks to the Company's business, prospects and shareholders.

The Proposal would create regulatory risk and complexity without any benefit.

A cornerstone of our corporate strategy is maintaining the highest standards of ethics and compliance on the legal and regulatory front. That is especially necessary, and complex, in the climate space at this moment. In the US, we answer to insurance and financial regulators in all 50 states, many of whom are already taking active leadership on regulating insurers' approach to climate. Insurance regulators are keenly focused on risk-based decision-making, and any deviation from this approach can result in regulatory scrutiny. In fact, regulators may stake positions that conflict with the Proposal. Further, existing and future SEC guidance and rules on climate disclosures and practices add to the complexity of that regulatory matrix.

What the Proposal seeks – divestiture in the guise of "alignment" with an inchoate path intended for the energy industry – creates regulatory risk without any countervailing benefit to the Company or its shareholders. As a highly regulated entity, The Hartford is not in a position to ignore our own regulators in favor of "aligning" with guidance from other sectors. On climate we must focus our efforts – in compliance and "alignment" – on what insurance regulators and other governance bodies say and compel. That is the path most consistent with The Hartford's strategy and values, and the Proposal seeks the opposite.

The Proposal would encroach upon The Hartford's underwriting judgment.

The Proposal fares no better when viewed at the operational level. Its purpose is to encroach on underwriting practices, the core of our business model. Insurance underwriting is based on difficult and constantly changing risk assessments that guide policy and decisions. Risk assessments drive decisions as to whether or not to underwrite given risks, and blanket exclusions on entire categories of risk in the name of "alignment" skew our business model. As noted above, regulators are appropriately skeptical of underwriting decisions and policies that are not and cannot be supported in terms of risk.

Maintaining all the levers of our underwriting expertise is vital to our success as a company and to remaining an effective ESG leader. This is particularly true as the energy sector undergoes unprecedented transformation in response to climate change concerns. We need to be in a position to support responsible energy producers as they invest in more sustainable methods of energy production. Constraining our underwriting abilities up front, without a focus on risk assessment, can only undermine that bedrock principle. We view underwriting judgment as a vital tool in our current and future climate strategy, as we have made clear by our commitments to date on coal and tar sands. That underwriting judgment allows us to support meaningful progress in the energy transition journey wherever it arises. The Proposal would limit our ability to exercise our underwriting judgment at a time when it is crucial to our success as an insurer and an ESG leader.

The Proposal runs counter to shareholder sentiment and the direct feedback we have heard during our regular discussions with shareholders.

The supporting statement portrays the Proposal as reflective of investor sentiment. From what we have heard from you, we disagree. The Proposal seeks divestiture via underwriting, and we have heard loud and clear the shareholder voices urging against a divestiture-first strategy, particularly on climate issues. Recently influential investors have publicly noted the inherent complexity of the energy transition at hand and labeled divestiture-first strategies like the Proposal as counterproductive in the broader climate fight. Instead, companies should show pragmatic clarity in plotting their own thoughtful progress on climate, while keeping stakeholders informed of their progress and remaining accountable through disclosure. That is the course The Hartford is pursuing.

In our shareholder engagement efforts prior to the Proposal, we have received consistent guidance – a proactive and measured approach, with clear goals, transparency and accountability, is the right course on climate. We agree with that guidance, and it is reflected in what we are doing, and intend to keep doing, on climate and ESG. This Proposal would not help us reach the future we seek.

Accordingly, our Board of Directors recommends a vote "AGAINST" the Proposal.

*The Hartford's GHGe figures comprise scope 1, 2, and select categories of scope 3 emissions.

INFORMATION ON STOCK OWNERSHIP

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of March 21, 2022: (1) the number of shares of our common stock beneficially owned by each director and NEO, and (2) the aggregate number of shares of common stock and common stock-based equity (including RSUs, performance shares granted at target and stock options that will not vest or become exercisable within 60 days, as applicable) held by all directors, NEOs and Section 16 executive officers as a group.

As of March 21, 2022, no individual director, NEO or Section 16 executive officer beneficially owned 1% or more of the total outstanding shares of our common stock. The directors, NEOs and Section 16 executive officers as a group beneficially owned approximately 1.8% of the total outstanding shares of our common stock as of March 21, 2022.

Name of Beneficial Owner	Common Stock[1]	Total[2]
Robert B. Allardice, III	10,802	10,802
William A. Bloom	207,510	235,686
Beth Costello	532,232	731,670
Larry De Shon	7,964	7,964
Carlos Dominguez	17,728	17,728
Douglas Elliot	1,446,527	1,945,064
Trevor Fetter[3]	120,542	120,542
Donna James	3,769	3,769
Kathryn A. Mikells[4]	95,893	95,893
Michael G. Morris	94,716	94,716
David Robinson	234,387	385,067
Teresa W. Roseborough	25,975	25,975
Virginia P. Ruesterholz	40,114	40,114
Amy Stepnowski	21,977	101,161
Christopher J. Swift[5]	2,475,235	3,337,943
Matthew E. Winter	8,546	8,546
Greig Woodring[6]	14,544	14,544
All directors, NEOs and Section 16 executive officers as a group (24 persons)	**5,815,864**	**8,072,027**

(1) All shares of common stock are owned directly except as otherwise indicated below. Pursuant to SEC regulations, shares of common stock beneficially owned include shares of common stock that, as of March 21, 2022: (i) may be acquired by directors, NEOs and Section 16 executive officers upon the vesting or distribution of stock-settled RSUs or the exercise of stock options exercisable within 60 days after March 21, 2022, (ii) are allocated to the accounts of Section 16 executive officers under the company's tax-qualified 401(k) plan, (iii) are held by Section 16 executive officers under The Hartford Employee Stock Purchase Plan or (iv) are owned by a director's, NEO's or a Section 16 executive officer's spouse or minor child. Of the number of shares of common stock shown above, the following shares may be acquired upon exercise of stock options as of March 21, 2022 or within 60 days thereafter by: Mr. Bloom, 196415 shares; Ms. Costello, 476,729 shares; Mr. Elliot, 1,195,394 shares; Mr. Robinson, 219,643 shares; Ms. Stepnowski, 9,520 shares; Mr. Swift, 2,103,676 shares; and all NEOs and Section 16 executive officers as a group, 4,549,530 shares.

(2) This column shows the individual's total stock-based holdings in the company, including the securities shown in the "Common Stock" column (as described in footnote 1), plus RSUs that vest and stock options that become exercisable more than 60 days after March 21, 2022, and all outstanding performance shares (at target).

(3) The amount shown includes 10,188 shares of common stock held by a trust for which Mr. Fetter serves as trustee.

(4) The amount shown includes 11,800 shares of common stock held by a limited liability company of which Ms. Mikells is a member.

(5) The amount shown includes 43,179 shares of common stock held by Mr. Swift's spouse and 156,251 held in two trusts for which Mr. Swift or his spouse serves as trustee.

(6) The amount shown includes 84 shares of common stock held by a trust for which Mr. Woodring serves as trustee.

CERTAIN SHAREHOLDERS

The following table shows those persons known to the company as of February 16, 2022 to be the beneficial owners of more than 5% of our common stock. In furnishing the information below, we have relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	39,787,394[2]	11.69%
BlackRock Inc. 55 East 52nd Street New York, NY 10055	25,991,605[3]	7.6%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	21,702,336[4]	6.3%
State Street Corporation One Lincoln Street Boston, MA 02111	20,504,713[5]	6.02%
JPMorgan Chase & Co. 383 Madison Avenue New York, NY 10179	18,932,591[6]	5.5%

(1) The percentages contained in this column are based solely on information provided in Schedules 13G or 13G/A filed with the SEC by each of the beneficial owners listed above regarding their respective holdings of our common stock as of December 31, 2021.

(2) This information is based solely on information contained in a Schedule 13G/A filed on February 10, 2022 by The Vanguard Group to report that it was the beneficial owner of 39,787,394 shares of our common stock as of December 31, 2021. Vanguard has (i) sole power to vote or to direct the vote with respect to none of such shares; (ii) shared power to vote or to direct the vote with respect to 545,204 of such shares, (iii) sole power to dispose or direct the disposition with respect to 38,382,864 of such shares and (iv) the shared power to dispose or direct the disposition of 1,404,530 of such shares.

(3) This information is based solely on information contained in a Schedule 13G/A filed on February 1, 2022 by BlackRock, Inc. to report that it was the beneficial owner of 25,991,605 shares of our common stock as of December 31, 2021. BlackRock has (i) sole power to vote or to direct the vote with respect to 22,080,565 of such shares; (ii) shared power to vote or to direct the vote with respect to none of such shares; (iii) sole power to dispose or direct the disposition of 25,991,605 of such shares; and (iv) shared power to dispose or direct the disposition of none of such shares.

(4) This information is based solely on information contained in a Schedule 13G filed on February 14, 2022 by T. Rowe Price Associates, Inc. to report that it was the beneficial owner of 21,702,336 shares of our common stock as of December 31, 2021. T. Rowe Price has (i) sole power to vote or to direct the vote with respect to 10,833,499 of such shares; (ii) shared power to vote or to direct the vote with respect to none of such shares and (iii) sole power to dispose or to direct the disposition of 21,702,336 of such shares; and (iv) shared power to dispose or direct the disposition of none of such shares.

(5) This information is based solely on information contained in a Schedule 13G filed on February 14, 2022 by State Street Corporation to report that it was the beneficial owner of 20,504,713 shares of our common stock as of December 31, 2021. State Street has (i) sole power to vote or to direct the vote with respect to none of such shares; (ii) shared power to vote or to direct the vote with respect to 18,634,742 of such shares and (iii) sole power to dispose or to direct the disposition of none of such shares; and (iv) shared power to dispose or direct the disposition of 20,375,936 of such shares.

(6) This information is based solely on information contained in a Schedule 13G/A filed on January 12, 2022 by JPMorgan Chase & Co. to report that it was the beneficial owner of 18,932,591 shares of our common stock as of December 31, 2021. JPMorgan has (i) sole power to vote or to direct the vote with respect to 18,117,675 of such shares; (ii) shared power to vote or to direct the vote of 47,989 of such shares; (iii) sole power to dispose or to direct the disposition of 18,894,070 of such shares; and (iv) shared power to dispose or to direct the disposition of 26,929 of such shares.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and designated Section 16 executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Section 16 executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of filings with the SEC and written representations from our directors and Section 16 executive officers that no other reports were required, we believe that all Section 16(a) reports were filed timely in 2021, except that a Form 4 filed on July 23, 2021 for William Bloom to report the sale of 16,000 shares of our common stock pursuant to a trading plan previously adopted by Mr. Bloom in accordance with Rule 10b5-1 of the Exchange Act was one day late due to an administrative error.

INFORMATION ABOUT THE HARTFORD'S ANNUAL MEETING OF SHAREHOLDERS

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker. You may also call (800) 542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of copies of the Notice of 2022 Annual Meeting of Shareholders, Proxy Statement and 2021 Annual Report by writing to Donald C. Hunt, Senior Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

FREQUENTLY ASKED QUESTIONS

The Board of Directors of The Hartford is soliciting shareholders' proxies in connection with the 2022 Annual Meeting of Shareholders, and at any adjournment or postponement thereof. The mailing to shareholders of the notice of Internet availability of proxy materials took place on or about April 8, 2022.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: Instead of mailing a printed copy of our proxy materials to each shareholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the notice for requesting them.

Q: How are shares voted if additional matters are presented at the Annual Meeting?

A: Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxyholders, David C. Robinson, Executive Vice President and General Counsel, and Donald C. Hunt, Senior Vice President and Corporate Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with Delaware law and our By-laws.

Q: Who may vote at the Annual Meeting?

A: Holders of our common stock at the close of business on March 21, 2022 (the "Record Date") may vote at the Annual Meeting. On the Record Date, we had 330,708,782 shares of common stock outstanding and entitled to be voted at the Annual Meeting. You may cast one vote for each share of common stock you hold on all matters presented at the Annual Meeting.

Participants in The Hartford Investment and Savings Plan ("ISP") and The Hartford Deferred Restricted Stock Unit Plan ("Bonus Swap Plan") may instruct plan trustees as to how to vote their shares using the methods described on page 77. The trustees of the ISP and the Bonus Swap Plan will vote shares for which they have not received direction in accordance with the terms of the ISP and the Bonus Swap Plan, respectively.

Participants in The Hartford's Employee Stock Purchase Plan ("ESPP") may vote their shares as described on page 77.

Q: What vote is required to approve each proposal?

A: Proposal	Voting Standard
1 Election of Directors	A director will be elected if the number of shares voted "for" that director exceeds the number of votes "against" that director.
2 To ratify the appointment of our independent registered public accounting firm	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote.
3 To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote.
4 To select, on a non-binding, advisory basis, the preferred frequency for the advisory vote on named executive officer compensation	The option of every "1 year," "2 years" or "3 years" that receives the highest number of affirmative votes by those shares present in person or represented by proxy entitled to vote.
5 To vote on the shareholder proposal described in the accompanying proxy statement, if properly presented at the meeting	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote.

Q: What is the difference between a "shareholder of record" and a "street name" holder?

A: These terms describe the manner in which your shares are held. If your shares are registered directly in your name through Computershare, our transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian on your behalf, you are a "street name" holder.

Q: How do I vote my shares?

A: Subject to the limitations described below, you may vote by proxy:

By internet

Visit 24/7
www.proxyvote.com

By telephone

Dial toll-free 24/7
1-800-690-6903

By mailing your Proxy Card

Cast your ballot, sign your proxy card and send by mail

At the annual meeting

Follow the instructions on the virtual meeting site

When voting on proposal items 1-3 and 5, you may vote "for" or "against" the item or you may abstain from voting. When voting on proposal item 4, you may vote "1 year," "2 years," or "3 years," or you may abstain from voting.

Voting Through the Internet or by Telephone Prior to the Annual Meeting. Whether you hold your shares directly as the shareholder of record or beneficially in "street name," you may direct your vote by proxy without attending the Annual Meeting. You can vote by proxy using the Internet or a telephone by following the instructions provided in the notice you received.

Voting by Proxy Card or Voting Instruction Form. Each shareholder, including any employee of The Hartford who owns common stock through the ISP, the Bonus Swap Plan or the ESPP, may vote by using the proxy card(s) or voting instruction form(s) provided to them. When you return a proxy card or voting instruction form that is properly completed and signed, the shares of common stock represented by that card will be voted as you specified.

Q: Can I vote my shares at the virtual Annual Meeting?

A: You may vote online during the virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/HIG2022, entering the 16-digit control number provided on your proxy card, voting instruction form or notice, and following the on-screen instructions.

Q: Can my shares be voted even if I abstain or don't vote by proxy or attend the Annual Meeting?

A: If you cast a vote of "abstention" on a proposal, your shares cannot be voted otherwise unless you change your vote (see below). Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote against Proposal #2, Proposal #3, and Proposal #5. Note, however, that abstentions will have no effect on Proposal #1, since only votes "for" or "against" a director nominee will be considered in determining the outcome, and they will have no effect on Proposal #4 because only votes of every "1 year," "2 years" or "3 years" will be considered in determining the outcome.

Abstentions are included in the determination of shares present for quorum purposes.

If you don't vote your shares held in "street name," your broker can vote your shares in its discretion on matters that the NYSE has ruled discretionary. The ratification of Deloitte & Touche LLP as independent registered public accounting firm is a discretionary item under the NYSE rules. If no contrary direction is given, your shares will be voted on this matter by your broker in its discretion. The NYSE deems the election of directors, matters relating to executive compensation, and shareholder proposals opposed by management as non-discretionary matters in which brokers may not vote shares held by a beneficial owner without instructions from such beneficial owner. Accordingly, brokers will not be able to vote your shares for the election of directors or the advisory vote on compensation of our named executive officers if you fail to provide specific instructions. If you do not provide instructions, a "broker non-vote" results, and the underlying shares will not be considered voting power present at the Annual Meeting. Therefore, these shares will not be counted in the vote on those matters.

If you do not vote shares for which you are the shareholder of record, your shares will not be voted.

Q: What constitutes a quorum, and why is a quorum required?

A: A quorum is required for our shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Abstentions and proxies submitted by brokers (even with limited voting power such as for discretionary matters only) will be considered "present" at the Annual Meeting and counted in determining whether there is a quorum present.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised by:

1. Entering a new vote prior to the Annual Meeting at www.proxyvote.com or via telephone;
2. Giving written notice of revocation to our Senior Vice President and Corporate Secretary;
3. Submitting a subsequently dated and properly completed proxy card; or
4. Entering a new vote during the Annual Meeting at www.virtualshareholdermeeting.com/HIG2022 (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you hold shares in "street name," you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your proxy by voting online during the virtual Annual Meeting.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

Q: How can I submit a proposal for inclusion in the 2023 proxy statement?

A: We must receive proposals submitted by shareholders for inclusion in the 2023 proxy statement relating to the 2023 Annual Meeting no later than the close of business on December 9, 2022. Any proposal received after that date will not be included in our proxy materials for 2023. In addition, all proposals for inclusion in the 2023 proxy statement must comply with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. No proposal may be presented at the 2023 Annual Meeting unless we receive notice of the proposal by Friday, February 17, 2023. Proposals should be addressed to Donald C. Hunt, Senior Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. All proposals must comply with the requirements set forth in our By-laws, a copy of which may be obtained from our Senior Vice President and Corporate Secretary or on the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com.

Q: How may I obtain other information about The Hartford?

A: General information about The Hartford is available on our website at www.thehartford.com. You may view the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com for the following information, which is also available in print without charge to any shareholder who requests it in writing:

SEC Filings	• Copies of this proxy statement • Annual Report on Form 10-K for the fiscal year ended December 31, 2021 • Other filings we have made with the SEC
Governance Documents	• Articles of Incorporation • By-laws • Corporate Governance Guidelines (including guidelines for determining director independence and qualifications) • Charters of the Board's committees • Code of Ethics and Business Conduct • Code of Ethics and Business Conduct for Members of the Board of Directors

Written requests for print copies of any of the above-listed documents should be addressed to Donald C. Hunt, Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

In addition, you may access our Sustainability Highlight Report, which presents our sustainability goals and provides data on our sustainability practices and achievements, as well as our TCFD, SASB, and EEO-1 reports at: https://www.thehartford.com/about-us/corporate-sustainability.

For further information, you may also contact our Investor Relations Department at the following address: The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155, or call (860) 547-2537.

OTHER INFORMATION

As of the date of this proxy statement, the Board of Directors has no knowledge of any business that will be properly presented for consideration at the Annual Meeting other than that described above. As to other business, if any, that may properly come before the Annual Meeting, the proxies will vote in accordance with their judgment.

Present and former directors and present and former officers and other employees of the company may solicit proxies by telephone, telegram or mail, or by meetings with shareholders or their representatives. The company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. The company has engaged Morrow Sodali LLC to solicit proxies for the Annual Meeting for a fee of $13,000, plus the payment of Morrow's out-of-pocket expenses. The company will bear all expenses relating to the solicitation of proxies.

The proxy materials are available to you via the Internet. Shareholders who access the company's materials this way get the information they need electronically, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts. The notice of Internet availability contains instructions as to how to access and review these materials. You may also refer to the notice for instructions regarding how to request paper copies of these materials.

We hereby incorporate by reference into this proxy statement "Item 10: Directors, Executive Officers and Corporate Governance of The Hartford" and "Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

By order of the Board of Directors,

Donald C. Hunt

Senior Vice President and Corporate Secretary

Dated: **April 8, 2022**

SHAREHOLDERS ARE URGED TO VOTE BY PROXY, WHETHER OR NOT THEY EXPECT TO ATTEND THE VIRTUAL ANNUAL MEETING. A SHAREHOLDER MAY REVOKE THEIR PROXY AND VOTE AT THE VIRTUAL ANNUAL MEETING (STREET HOLDERS MUST OBTAIN A LEGAL PROXY FROM THEIR BROKER, BANKER OR TRUSTEE TO VOTE AT THE VIRTUAL ANNUAL MEETING).

APPENDIX A: RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The Hartford uses non-GAAP financial measures in this proxy statement to assist investors in analyzing the company's operating performance for the periods presented herein. Because The Hartford's calculation of these measures may differ from similar measures used by other companies, investors should be careful when comparing The Hartford's non-GAAP financial measures to those of other companies. Definitions and calculations of non-GAAP and other financial measures used in this proxy statement can be found below and in The Hartford's Investor Financial Supplement for fourth quarter 2021, which is available on The Hartford's website, https://ir.thehartford.com.

Core Earnings: The Hartford uses the non-GAAP measure core earnings as an important measure of the Company's operating performance. The Hartford believes that core earnings provides investors with a valuable measure of the performance of the Company's ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by including the net effect of certain items. Therefore, the following items are excluded from core earnings:

- Certain realized gains and losses - Some realized gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income.

- Restructuring and other costs - Costs incurred as part of a restructuring plan are not a recurring operating expense of the business.

- Loss on extinguishment of debt - Largely consisting of make-whole payments or tender premiums upon paying debt off before maturity, these losses are not a recurring operating expense of the business.

- Gains and losses on reinsurance transactions - Gains or losses on reinsurance, such as those entered into upon sale of a business or to reinsure loss reserves, are not a recurring operating expense of the business.

- Integration and other non-recurring M&A costs – These costs, including transaction costs incurred in connection with an acquired business, are incurred over a short period of time and do not represent an ongoing operating expense of the business.

- Change in loss reserves upon acquisition of a business - These changes in loss reserves are excluded from core earnings because such changes could obscure the ability to compare results in periods after the acquisition to results of periods prior to the acquisition.

- Deferred gain resulting from retroactive reinsurance and subsequent changes in the deferred gain - Retroactive reinsurance agreements economically transfer risk to the reinsurers and including the full benefit from retroactive reinsurance in core earnings provides greater insight into the economics of the business.

- Change in valuation allowance on deferred taxes related to non-core components of before tax income - These changes in valuation allowances are excluded from core earnings because they relate to non-core components of before tax income, such as tax attributes like capital loss carryforwards.

- Results of discontinued operations - These results are excluded from core earnings for businesses sold or held for sale because such results could obscure the ability to compare period over period results for our ongoing businesses.

In addition to the above components of net income available to common stockholders that are excluded from core earnings, preferred stock dividends declared, which are excluded from net income available to common stockholders, are included in the determination of core earnings. Preferred stock dividends are a cost of financing more akin to interest expense on debt and are expected to be a recurring expense as long as the preferred stock is outstanding.

Net income (loss) and net income (loss) available to common stockholders are the most directly comparable U.S. GAAP measures to core earnings. Core earnings should not be considered as a substitute for net income (loss) or net income (loss) available to common stockholders and does not reflect the overall profitability of the Company's business. Therefore, The Hartford believes that it is useful for investors to evaluate net income (loss), net income (loss) available to common stockholders, and core earnings when reviewing the Company's performance. Below is a reconciliation of net income (loss) available to common stockholders to core earnings for the years ended Dec. 31, 2021 and 2020.

($ in millions)	Year Ended Dec. 31, 2021	Year Ended Dec. 31, 2020
Net income available to common stockholders	$ 2,344	$ 1,716
Adjustments to reconcile net income available to common stockholders to core earnings:		
Net realized losses (gains), excluded from core earnings, before tax	(505)	18
Restructuring and other costs, before tax	1	104
Integration and other non-recurring M&A costs before tax	58	51
Change in deferred gain on retroactive reinsurance, before tax	246	312
Income tax expense (benefit)[1]	34	(115)
Core Earnings	$ 2,178	$ 2,086

(1) *Primarily represents federal income tax expense (benefit) related to before tax items not included in core earnings and includes the effect of changes in net deferred taxes due to changes in enacted rates..*

Compensation Core Earnings: As discussed under "Annual Incentive Plan Awards" on page 42, at the beginning of each year, the Compensation Committee approves a definition of "Compensation Core Earnings," a non-GAAP financial measure. Compensation Core Earnings is used to set AIP award targets and threshold levels below which no AIP award is earned. Below is the Compensation Committee's 2021 definition of "Compensation Core Earnings" and a reconciliation of core earnings to this non-GAAP financial measure.

($ in millions)	
2021 Core Earnings as reported	$ 2,178
Adjusted for, after tax:	
Income (losses) associated with the cumulative effect of accounting changes and accounting extraordinary items	—
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses, that are (below) or above the annual catastrophe budget	10
Prior accident year reserve development associated with asbestos and environmental reserves, net of reinsurance recoveries, included in core earnings	—
Entire amount of a (gain) or loss (or such percentage of a gain or loss as determined by the Compensation Committee) associated with any other unusual or non-recurring item, including but not limited to reserve development, litigation and regulatory settlement charges and/or prior/current year non-recurring tax benefits or charges	(4)
Total equity method earnings that are below or (above) the annual operating budget from the limited partnership that owns Talcott Resolution	19
Total Hartford Funds earnings that are below or (above) the annual operating budget	(40)
Compensation Core Earnings	$ 2,163

Core Earnings Margin: The Hartford uses the non-GAAP measure core earnings margin to evaluate, and believes it is an important measure of, the Group Benefits segment's operating performance. Core earnings margin is calculated by dividing core earnings by revenues, excluding buyouts and realized gains (losses). Net income margin, calculated by dividing net income by revenues, is the most directly comparable U.S. GAAP measure. The Company believes that core earnings margin provides investors with a valuable measure of the performance of Group Benefits because it reveals trends in the business that may be obscured by the effect of buyouts and realized gains (losses) as well as other items excluded in the calculation of core earnings. Core earnings margin should not be considered as a substitute for net income margin and does not reflect the overall profitability of Group Benefits. Therefore, the Company believes it is important for investors to evaluate both core earnings margin and net income margin when reviewing performance. Below is a reconciliation of net income margin to core earnings margin for the year ended Dec. 31, 2021.

	Year Ended Dec. 31, 2021
Net income margin	**3.9 %**
Adjustments to reconcile net income margin to core earnings margin:	
Net realized losses (gains) excluded from core earnings, before tax	(2.0)%
Integration and other non-recurring M&A costs, before tax	0.1 %
Income tax expense	0.5 %
Impact of excluding buyouts from denominator of core earnings margin	— %
Core earnings margin	**2.5 %**

Core Earnings Return on Equity: The Company provides different measures of the return on stockholders' equity (ROE). Core earnings ROE is calculated based on non-GAAP financial measures. Core earnings ROE is calculated by dividing (a) the non-GAAP measure core earnings for the prior four fiscal quarters by (b) the non-GAAP measure average common stockholders' equity, excluding AOCI. Net income ROE is the most directly comparable U.S. GAAP measure. The Company excludes AOCI in the calculation of core earnings ROE to provide investors with a measure of how effectively the Company is investing the portion of the Company's net worth that is primarily attributable to the Company's business operations. The Company provides to investors return on equity measures based on its non-GAAP core earnings financial measure for the reasons set forth in the core earnings definition. A reconciliation of consolidated net income ROE to Consolidated Core earnings ROE is set forth below.

	Last Twelve Months Ended Dec. 31, 2021	Last Twelve Months Ended Dec. 31, 2020	Last Twelve Months Ended Dec. 31, 2019
Net Income available to common stockholders ROE	**13.1 %**	**10.0 %**	**14.4 %**
Adjustments to reconcile net income ROE to core earnings ROE:			
Net realized losses (gains), excluded from core earnings, before tax	(2.8)	0.1	(2.7)
Restructuring and other costs, before tax	—	0.6	—
Loss on extinguishment of debt, before tax	—	—	0.6
Loss on reinsurance transaction, before tax	—	—	0.6
Integration and other non-recurring M&A costs, before tax	0.3	0.3	0.6
Changes in loss reserves upon acquisition of a business, before tax	—	—	0.7
Change in deferred gain on retroactive reinsurance, before tax	1.4	1.8	0.1
Income tax expense (benefit) on items not included in core earnings	0.2	(0.7)	—
Impact of AOCI, excluded from denominator of Core Earnings ROE	0.5	0.6	(0.7)
= Core earnings ROE	**12.7 %**	**12.7 %**	**13.6 %**

Compensation Core ROE: As discussed under "Long-Term Incentive Awards" on page 45, Compensation Core ROE is used to set performance share targets and threshold levels below which there is no payout. The adjustments described in the left hand column of the table below constitute the Compensation Committee's 2021 definition of "Compensation Core ROE." A reconciliation of GAAP net income to Compensation Core ROE for the 2021 performance share awards will not be available until the end of the performance period in 2023. Reconciliations for each year covered by the 2019 performance share awards are provided in the table below, with any variations from the 2021 performance share award definition explained in the notes below the table. Beginning with the 2020 performance share awards, the difference between actual and budgeted core earnings for the Hartford Funds segment will also be a reconciling item between core earnings as reported and compensation core earnings since the variation to budget in Hartford Funds is largely driven by market factors outside the company's control.

	2021	2020	2019
Net income available to common shareholders	$2,344	$1,716	$2,064
Adjustments to reconcile net income available to common stockholders to core earnings:			
Net realized losses (gains) excluded from core earnings, before tax	(505)	18	(389)
Restructuring and other costs, before tax	1	104	—
Loss on extinguishment of debt, before tax	—	—	90
Loss on reinsurance transaction, before tax	—	—	91
Change in loss reserves upon acquisition of a business, before tax	—	—	97
Integration and other non-recurring M&A costs, before tax	58	51	91
Change in deferred gain on retroactive reinsurance, before tax	246	312	16
Income tax expense (benefit)	34	(115)	2
Loss (income) from discontinued operations, after tax	—	—	—
Core Earnings as reported	**2,178**	**2,086**	**2,062**
Adjusted for after tax:			
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses that are (below) or above the catastrophe budget.[1]	13	(323)	(25)
Total equity method earnings that are below (above) the annual operating budget from the limited partnership that owns Talcott Resolution	19	(21)	(40)
Prior accident year reserve development associated with asbestos and environmental reserves recorded in core earnings	—	—	—
Entire amount of a loss (gain) associated with litigation and regulatory settlement charges and/or with prior/current year non-recurring tax benefits or charges	—	—	—
Core Earnings as adjusted	**2,210**	**1,742**	**1,997**
Prior year ending common stockholders' equity, excluding accumulated other comprehensive income (AOCI)	17,052	15,884	14,346
Current year ending common stockholders' equity, excluding AOCI	17,337	17,052	15,884
Average common stockholders' equity, excluding AOCI	17,194	16,468	15,115
Compensation Core ROE	**12.9 %**	**10.6 %**	**13.2 %**
Average of 2019, 2020 and 2021 Compensation Core ROE = 12.2%			

(1) *The catastrophe budget for each year will be based on the multi-year outlook finalized in the first quarter of the year of grant. The catastrophe budget will be adjusted only for changes in exposures between what is assumed in the multi-year outlook versus exposures as the book is actually constituted in each respective year.*

Underlying Combined Ratio: This non-GAAP financial measure of underwriting results represents the combined ratio before catastrophes, prior accident year development and current accident year change in loss reserves upon acquisition of a business. Combined ratio is the most directly comparable GAAP measure. The underlying combined ratio represents the combined ratio for the current accident year, excluding the impact of current accident year catastrophes and current accident year change in loss reserves upon acquisition of a business. The Company believes this ratio is an important measure of the trend in profitability since it removes the impact of volatile and unpredictable catastrophe losses and prior accident year loss and loss adjustment expense reserve development. The changes to loss reserves upon acquisition of a business are excluded from underlying combined ratio because such changes could obscure the ability to compare results in periods after the acquisition to results of periods prior to the acquisition as such trends are valuable to our investors' ability to assess the Company's financial performance. Below is a reconciliation of combined ratio to the underlying combined ratio for individual reporting segments for the year-ended December 31, 2021.

	Commercial Lines	Personal Lines
Combined Ratio	**95.8**	**90.7**
Impact of current accident year catastrophes and PYD on combined ratio	(6.7)	(0.8)
= Underlying Combined Ratio	**89.1**	**89.9**